Registered number: 02068222

Registered office:
25 Cabot Square
Canary Wharf
London
E14 4QA

Morgan Stanley

Morgan Stanley & Co. International plc

Report and financial statements

31 December 2023

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Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

The Directors present their Strategic Report for Morgan Stanley & Co. International plc (the "Company") and all of its subsidiary undertakings (together the "Group") for the year ended 31 December 2023.

Group and Company Overview

The ultimate parent undertaking and controlling entity of the Company is Morgan Stanley, which together with the Group and Morgan Stanley's other subsidiary undertakings, forms the "Morgan Stanley Group". Morgan Stanley is a global financial services firm authorised as a Financial Holding Company and regulated by the Board of Governors of the Federal Reserve System in the United States of America ("US").

Morgan Stanley International Limited ("MSI") is the ultimate United Kingdom ("UK") parent undertaking of the Company. MSI, together with all of its subsidiary undertakings, forms the "MSI Group".

The Group operates within the financial services industry and is subject to extensive supervision and regulation. Throughout the Strategic Report, the Directors may refer to policies, procedures and practices that the Company shares with the MSI Group.

Principal Activity

The principal activity of the Group is the provision of financial services to a global client base consisting of corporations, governments and financial institutions. Financial services includes investment banking, sales and trading, and other services to clients. There has been no change to the Group's principal activity during the year and no significant change is expected.

The Group conducts business from its headquarters in London, UK and operates branches in Dubai, Qatar, South Korea and Switzerland. The Company ceased trading activities through its branch in France on 20 November 2023. On 30 January 2024, the Company obtained a licence to commence arranging and advising activities through a branch in Abu Dhabi. On 1 April 2024, the Company obtained final approval from the Financial Services Regulatory Authority to conduct regulated activity. Details of the Company's subsidiaries can be found in note 13 and in the Appendix.

Supervision and Regulation

As a UK-based financial services provider, the Company is authorised by the Prudential Regulation Authority ("PRA") as a PRA-designated investment firm and is regulated by the PRA and the Financial Conduct Authority ("FCA").

As a provider of services to global clients, the Company is conditionally registered with the Securities and Exchange Commission ("SEC") as a Securities Based Swap Dealer ("SBSD"). The Company is complying with home country capital requirements in lieu of SEC capital requirements pursuant to applicable substituted compliance rules. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a Swap Dealer.

The Company executes some trades on European Union ("EU") regulated markets and is subject to the Luxembourg Law of Transparency Requirements.

Risk Factors and Business Environment

The business results of the Group's operations may be impacted by exposure to risk factors and the current business environment in which it operates.

Risk Factors

Risk taking is an inherent part of the Group's business activities. The MSI Group seeks to identify, assess, monitor and manage each of the various types of risk involved in its business activities, in accordance with defined policies and procedures.

The Company's Risk Appetite Statement ("RAS") articulates the aggregate level and type of risk that the Company is willing to accept to execute its business strategy and protect its capital and liquidity resources.

The MSI Group has an established Risk Management Framework to support the identification, monitoring and management of risk.

A description of the material risks and how these risks are managed is outlined in the 'Risk Management' section.

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MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Business Environment

The market environment in aggregate for much of 2023 remained mixed, characterised by inflationary pressures and uncertainty regarding the future path of interest rates, which have remained high. Towards the end of the year, the market environment has improved somewhat with the expectation of lower interest rates into 2024. However, there remains uncertainty regarding the timing and pace of the rate reductions along with concerns regarding heightened geopolitical risks that could impact capital markets in 2024. This environment has impacted the performance of the Group, see 'Overview of 2023 Financial Results' section. To the extent that the business environment continues to remain uncertain, it could adversely impact client confidence and related activity.

In addition to the aforementioned conditions, certain financial institutions came under significant stress in early 2023. There has been limited impact from those stresses on the results and financial condition of the Group.

War in the Middle East

The Group is monitoring the war and increased tensions in the Middle East and its impact on the regional economy, as well as on other world economies and the financial markets.

Future Developments

The Strategic Report contains certain forward-looking statements and information on future developments. These statements are made by the Board in good faith, based on the information available at the time of the approval of the report, and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors considered, underlying any such forward-looking information.

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MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Financial Performance and Condition

Performance Indicators

To assess the effectiveness of the execution of the strategy, the Board monitors the results of the Group and/or Company by reference to a range of performance and required regulatory risk based metrics, including, but not limited to those disclosed below. The Group's indicators are as at the years ended 31 December 2023 and 31 December 2022, except where indicated. The Company has consistently been, and continues to be, fully compliant with its financial resources requirements.

Performance Indicators

Return on Shareholders' Equity (Group)

in $ millions	2023	2022
Total shareholders' equity at beginning of the year	24,233	22,175
Profit after tax	1,049	1,396
Return on shareholders' equity	4.3%	6.3%

Tier 1 Capital Ratio (Company)

in $ millions	2023	2022
Risk-weighted assets ("RWAs")	117,819	124,739
Tier 1 capital	21,798	22,202
Tier 1 capital ratio	18.5%	17.8%

Leverage Ratio (Company)

in $ millions	2023	2022
Leverage exposure	422,844	416,138
Tier 1 capital	21,798	22,202
Leverage ratio	5.2%	5.3%

Liquidity Coverage Ratio (Company)

in $ millions	2023	2022
Liquidity buffer - High quality liquid assets ("HQLA")	41,207	41,800
Liquidity coverage ratio ("LCR")[1]	193%	184%

1. Calculated as the average of the preceding twelve months.

Net Stable Funding Ratio (Company)

in $ millions	2023 [1]	2022
Available stable funding ("ASF")	100,521	91,994
Required stable funding ("RSF")	91,809	83,377
Net Stable Funding Ratio ("NSFR")	109%	110%

1. Calculated as the average of the preceding four quarters.

Senior Unsecured Credit Ratings (Company)

At 31 December 2023 and 31 December 2022, the Company's senior unsecured ratings were as follows:

	Short-Term Debt	Long-Term Debt	Rating Outlook
Moody's Investor Service, Inc	P-1	Aa3	Stable
Standard & Poor's Rating Service	A-1	A+	Stable
Fitch Ratings (2023 only)	F1+	AA-	Stable

In addition, the PRA requires the Group to disclose the Return on Assets ratio, as per the PRA Rulebook for Capital Requirement Regulation ("CRR") firms.

Return on Assets (Group)

in $ millions	2023	2022
Total assets at beginning of the year	560,391	567,186
Profit after tax	1,049	1,396
Return on assets	0.19%	0.25%

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Overview of 2023 Financial Results

Income Statement

The Group's financial results for the years ended 31 December 2023 and 31 December 2022 are shown below.

in $ millions	2023	2022	Increase/ (decrease)	Variance %
Investment Banking	626	738	(112)	(15%)
Sales and Trading	1,181	1,252	(71)	(6%)
Investment Management	22	56	(34)	(61%)
Fee and commission income	**1,829**	**2,046**	**(217)**	**(11%)**
Net trading income[1]	**4,740**	**5,076**	**(336)**	**(7%)**
Net revenues	**6,569**	**7,122**	**(553)**	**(8%)**
Staff related expenses	1,802	1,805	(3)	—%
Non-staff related expenses	3,479	3,456	23	1%
Operating expenses	5,281	5,261	20	—%
Net impairment loss on financial instruments	—	148	(148)	N/M
Non-interest expenses	**5,281**	**5,409**	**(128)**	**(2%)**
Net gain on investment in subsidiary	—	4	(4)	N/M
Profit before tax	**1,288**	**1,717**	**(429)**	**(25%)**
Income tax expense	239	321	(82)	(26%)
Profit after tax	**1,049**	**1,396**	**(347)**	**(25%)**

Non meaningful ("N/M")

[1] Net trading income is comprised of 'Net gains from financial instruments at fair value through profit or loss ("FVPL")', 'Other revenue' and 'Net interest expense' as set out in the consolidated income statement on page 56.

The 25% decrease in profit before tax for the year was driven by lower Investment Banking activity and fee and commission income due to the aforementioned business environment and lower Sales and Trading net trading income across all regions.

2023	Net revenues ($ millions / %)		Profit before tax ($ millions / %)	
EMEA [1]	4,300	65%	506	39%
Asia	1,833	28%	615	48%
Americas	436	7%	167	13%
Total	**6,569**		**1,288**	
2022				
EMEA [1]	4,645	65%	700	41%
Asia	2,012	28%	820	48%
Americas	465	7%	197	11%
Total	**7,122**		**1,717**	

(1) Europe, Middle East and Africa ("EMEA")

Net Revenues

Overall net revenues declined 8%

Fee and commission income

Investment Banking decreased 15%, reflecting lower underwriting and advisory revenues in line with market levels and muted global volumes.

Additional declines in Fee and commission income were primarily from lower equity market volumes across all regions.

Net trading income

The net 7% decrease in Net trading income includes the impacts of:

- Lower market volumes in Equity products;

- A decline in Macro product revenues within Fixed Income; and

- Higher gross 'Interest income' and 'Interest expense' from the increased Central Bank interest rates. Refer to note 6.

Income Tax Expense

The Group's tax expense represents an effective tax rate ("ETR") of 18.6% (2022: 18.7%), which is lower than the average standard rate of UK corporation tax (inclusive of the UK Banking surcharge) of 27.8% (2022: 27%). The main reason that the effective tax rate is lower than the statutory rate is the impact of tax deductible Additional Tier 1 ("AT1") coupons.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Balance Sheet

in $ millions	2023	2022	Increase/ (decrease)	Variance %
Cash and short term deposits	18,403	18,754	(351)	(2%)
Trading financial assets	336,893	329,382	7,511	2%
Secured financing	119,968	129,779	(9,811)	(8%)
Trade and other receivables	73,825	81,780	(7,955)	(10%)
Other assets	961	696	265	38%
Total Assets	**550,050**	**560,391**	**(10,341)**	**(2%)**
Trading financial liabilities	274,538	298,690	(24,152)	(8%)
Secured borrowing	105,378	93,966	11,412	12%
Trade and other payables	86,573	97,501	(10,928)	(11%)
Debt and other borrowings	59,736	45,682	14,054	31%
Other liabilities	219	319	(100)	(31%)
Total Liabilities	**526,444**	**536,158**	**(9,714)**	**(2%)**
Total Equity	**23,606**	**24,233**	**(627)**	**(3%)**

Assets and Liabilities

The decrease in both 'Secured financing' and 'Trade and other receivables' was due to a decrease in reverse repurchase agreements held as part of the Group's liquidity reserve, and collateral balances from market movements in derivatives, respectively. This was partially offset by an increase in 'Trading financial assets' which was mainly driven by higher client activity in corporate equities towards the end of the period.

The decrease in 'Trading financial liabilities' and 'Trade and other payables' was due to market movements in derivatives and the resulting lower collateral balances.

The increase in 'Secured borrowing' is due to an increase in client activity and stock lending to other Morgan Stanley Group undertakings.

The increase in 'Debt and other borrowings' is due to a increase in unsecured funding as business activity increased towards the end of the year.

Equity

Total Equity decreased by $627 million, primarily reflecting profit after tax of $1,049 million offset by dividends paid of $1,503 million. Dividends paid are also covered in note 21 of the Financial Statements.

Key Accounting Estimates and Judgements

In the preparation of the financial results, management is required to make accounting estimates and assumptions (refer to note 2). Of the material accounting policies, the following policies involved a higher degree of judgement and complexity, and consequentially greater consideration by management.

Valuation of Financial Instruments at Fair Value

Given the extent to which the Group recognises financial instrument assets and liabilities at fair value, the preparation of the Group's consolidated financial statements requires management to consider on an on-going basis the key valuation metrics and judgements involved in the determination of fair value. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement.

Management have reviewed the key valuation metrics, assumptions and methodologies involved in the determination of the fair value of financial instruments and determined that the valuations were reasonable.

The accounting policy is disclosed in note 3(d) of the Financial Statements with note 29 providing qualitative and quantitative information on the measurement of financial instruments at fair value.

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MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Tax and Litigation Provisions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions regarding the outcome of matters that are uncertain, including those relating to tax and litigation. The Group has provisions arising on a number of uncertain tax and litigation matters, for which management has made judgements and interpretations when determining these provisions. Whilst a range of outcomes is foreseeable, management considers the amount provided to be a reasonable estimate of expected future liabilities after consideration of all pertinent facts.

The accounting policy is disclosed in note 3(k) of the Financial Statements with note 17 providing qualitative and quantitative information on the tax and litigation provisions.

The Morgan Stanley Group continues to engage in negotiations of renewed Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies and has, accordingly, accrued based on a best estimate. Negotiations may result in changes to methodologies or inputs that could have an impact on the Group's revenues in the future, compared to those used in the preparation of these financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Capital and Liquidity Resource Management and Regulation

The Company manages and monitors its capital and liquidity in line with established policies and procedures and in compliance with local regulatory requirements.

The key regulations impacting the financial soundness of the Company are as follows:

Capital and Liquidity Standards: The Company is subject to risk-based capital, leverage and liquidity standards for banks and major investments firms in the UK, as implemented by the PRA. These are largely based on the standards developed by the Basel Committee on Banking Supervision ("BCBS"). They also include on-shored regulatory obligations following the UK's withdrawal from the EU related to the CRR.

Recovery and Resolution: The Company is subject to regulatory requirements on recovery and resolution planning set by the PRA and the Bank of England ("BOE"), as part of the UK's recovery and resolution framework, established through the UK Banking Act 2009 and related legislation. This includes regulatory requirements that apply directly to the Company, and those regulatory requirements that apply to the MSI Group and therefore, indirectly, apply to the Company. The Company is also within the scope of the resolution strategy adopted by the Morgan Stanley Group. Refer to 'Capital and Liquidity Resource Management and Regulation – Recovery and Resolution Planning' section for further information.

Capital Management

Consistent with the Morgan Stanley Group capital management policies, the MSI Group manages its capital position based upon, among other things, business opportunities, risks, capital availability and rate of return together with internal capital policies, regulatory requirements and rating agency guidelines.

The Company is included as a significant subsidiary in the MSI Group's Pillar 3 report. This report can be found at https://www.morganstanley.com/about-us-ir/pillar-uk

Regulatory Capital and Leverage Requirements

The Company is subject to minimum risk-based capital requirements calculated in accordance with PRA rules – referred to as Pillar 1. The Company is also subject to a Pillar 2 supervisory review process, including a requirement to undertake an Internal Capital Adequacy Assessment ("ICAAP"), assessed by the PRA, for risks not covered in Pillar 1.

The MSI Group and the Company conducts an ICAAP at least annually. The ICAAP is a key tool used to inform the MSI Board and executive management on risk profile and capital adequacy.

The PRA reviews the ICAAP through its Supervisory Review and Evaluation Process ("SREP") and sets a Total Capital Requirement ("TCR") comprising Pillar 1 and Pillar 2A, which establishes the minimum level of regulatory capital for the MSI Group and the Company.

As at 31 December 2023, the Company's TCR was $12,878 million (31 December 2022: $13,634 million), equivalent to 10.9% (31 December 2022: 10.9%) of RWAs. In addition, the PRA sets a buffer, which is available to support the Company in a stressed market environment.

The Company's capital is monitored on an ongoing basis to ensure compliance with these requirements. The Company complied with all of its capital requirements during the year.

Capital Resources

The capital managed by the Company includes share capital, AT1 capital instruments, subordinated debt and reserves.

To maintain or adjust its capital structure, the Company may pay dividends, return capital to its shareholders, issue new shares, or issue or repay AT1 capital instruments or subordinated debt.

Set out below are details of the Company's Capital Resources, as at 31 December 2023 and 31 December 2022:

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

in $ millions	2023	2022
Total Company equity	23,591	24,214
Regulatory adjustments	(1,793)	(2,012)
Tier 1 Capital	21,798	22,202
Of which		
CET1	*17,498*	*17,902*
AT1	*4,300*	*4,300*
Tier 2 Capital	5,096	6,874
Total Capital Resources	**26,894**	**29,076**
RWAs	117,819	124,739
CET1 capital ratio	14.9 %	14.4 %
Tier 1 capital ratio	18.5 %	17.8 %
Total capital ratio	22.8 %	23.3 %

The decrease in the total capital ratio reflects the decrease in total Company equity (refer to 'Overview of 2023 Financial Results' section), reduction in Tier 2 Capital, and lower RWAs, see below. Regulatory adjustments include deductions applied based on the prudential filters in compliance with the PRA Rule book (CRR).

RWAs

Set out below are details of the Company's RWAs.

in $ millions	2023	2022
Credit RWAs	71,514	64,770
Market RWAs	35,559	49,162
Operational risk RWAs	10,746	10,807
Total RWAs	**117,819**	**124,739**

RWAs decreased by $6,920 million over the year, largely driven by lower Value-at-Risk ("VaR") due to reduced market volatility as well as portfolio changes and model enhancements.

Leverage Ratio

The leverage ratio is a supplementary measure to the risk-based capital requirements, calculated as the ratio of Tier 1 capital to total leverage exposure (certain assets plus certain off-balance sheet exposures adjusted for Tier 1 capital deductions).

From 1 January 2023, the Company was subject to a minimum leverage ratio of 3.25%.

In addition, at least 75% of the Company's Tier 1 capital must consist of CET1 capital. Furthermore, the Company must maintain an additional countercyclical leverage ratio buffer of CET1 equal to 35% of its current Countercyclical Capital Buffer ("CCyB") rate.

The Company's leverage ratio is detailed below.

in $ millions	2023	2022
Tier 1 Capital	21,798	22,202
Leverage Exposure	422,844	416,138
Leverage Ratio	5.2%	5.3%

Leverage exposure increased over the year primarily driven by higher client activity in corporate equities towards the end of the period.

Funding and Liquidity Management

Funding and Balance Sheet Management

Liquidity and funding risk refers to the risk that the Group is unable to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern, as well as the associated funding risks triggered by the market or idiosyncratic stress events that may negatively affect our liquidity and may impact our ability to raise new funding.

The Group manages its funding in a manner that reduces the risk of disruption to its operations. The Group pursues a strategy of diversification of secured and unsecured funding sources (by product and investor) and attempts to ensure that the tenor of its liabilities equals or exceeds the expected holding period of the assets being financed.

The Group funds itself through diverse sources. These sources may include equity capital, long-term debt, securities sold under agreements to repurchase, securities lending and deposits. The MSI Group has active financing programs for both standard and structured products, targeting global investors and currencies.

In managing both the Morgan Stanley Group's and the Group's funding risk, the composition and size of the entire balance sheet, not just financial liabilities, is monitored and evaluated. The liquid nature of the marketable securities and short-term receivables arising principally from sales and trading activities in the Institutional Securities business provide the Morgan Stanley Group and the Group with flexibility in managing the composition and size of its balance sheet.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Credit Ratings

The Company relies on external sources to finance a significant portion of its daily operations. The cost and availability of financing generally are impacted by the Company's credit ratings, among other variables. In addition, the Company's credit ratings can have an impact on certain trading revenues, particularly in those businesses where longer-term counterparty performance is a key consideration, such as certain over the counter ("OTC") derivative transactions. When determining credit ratings, ratings agencies consider both company-specific and industry-wide factors. The Company's unsecured credit ratings are included in 'Financial Performance and Condition' section.

Regulatory Liquidity and Funding Requirements

The Company is subject to the liquidity regulations prescribed by the PRA which include the LCR and NSFR under Pillar 1 and additional Pillar 2 requirements.

The Pillar 2 requirements are assessed by the PRA for risks not captured in Pillar 1. Pillar 2 risks are identified by the Company and documented in the Internal Liquidity Adequacy Assessment Process ("ILAAP"), reviewed and assessed by the PRA as part of the Liquidity Supervisory Review Process ("L-SREP").

Throughout the year, the Company held adequate liquidity in the form of HQLA and maintained an appropriate funding profile to meet LCR and NSFR regulatory requirements.

The Company complied with all liquidity requirements during the year.

in $ millions	2023	2022
Liquidity buffer - High quality liquid assets ("HQLA")	41,207	41,800
Liquidity coverage ratio ("LCR")[1]	193%	184%

1. Calculated as the average of the preceding twelve months.

in $ millions	2023 [1]	2022
Available stable funding ("ASF")	100,521	91,994
Required stable funding ("RSF")	91,809	83,377
Net Stable Funding Ratio ("NSFR")	109%	110%

1. Calculated as the average of the preceding four quarters.

Recovery and Resolution Planning

The UK Banking Act 2009 and related legislation established a recovery and resolution framework for UK institutions, including the Company.

Annually, the MSI Group prepares a recovery plan which identifies mitigation tools available in times of severe stress. The Company is covered in the recovery plan and is identified as a material legal entity of the MSI Group.

The MSI Group and the Company produce information required for resolution purposes by the BOE, as the UK Resolution Authority in accordance with UK statutory and regulatory requirements. The Company also complies with relevant BOE and PRA rules on resolution planning and resolvability, including requirements under the BOE's Resolvability Assessment Framework, and the Minimum Requirement for own funds and Eligible Liabilities ("MREL") set by the BOE (see following sub-section).

The Morgan Stanley Group has developed a resolution plan in accordance with the requirements of Section 165(d) of Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its implementing regulations adopted by the Federal Reserve Board and the Federal Deposit Insurance Corporation. The resolution plan presents Morgan Stanley's strategy for resolution of Morgan Stanley upon material financial distress or failure. The Company is a Material Operating Entity of the Morgan Stanley Group and is within the scope of the single point of entry resolution strategy adopted by the Morgan Stanley Group.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

MREL and Total Loss Absorbing Capacity ("TLAC")

MREL and TLAC are broadly consistent measures that are designed to enhance the resilience of the financial system by ensuring firms have sufficient capital instruments and eligible liabilities to absorb losses and appropriately recapitalise entities in the case of resolution. They reflect the UK Banking Act and other relevant retained EU law.

MREL requirements apply to the Company on an individual level and to the MSI Group on a consolidated basis. TLAC, which only applied to the MSI Group, will no longer apply with effect from 1 January 2024.

The Company and MSI Group have issued senior subordinated loans to ensure compliance with these requirements.

Regulatory Developments

The Company continues to monitor the changing political, tax and regulatory environment, with specific changes expected as part of the BOE implementation of Basel III standards, as described below. Whilst the Company continues to engage with various stakeholders, it remains difficult to predict the exact impact these changes and other changes will have on its business, statement of financial position, results of operations and cash flows for a particular future period. The Company expects to remain subject to extensive supervision and regulation.

Finalising Basel III Reforms

BCBS sets the standard for international banking prudential regulation in a series of accords ("Basel Accords") that are implemented in the UK via the PRA Rulebook including retained EU Law under the European Union (Withdrawal) Act 2018.

There are a number of remaining standards of the Basel III reform package (referred to as "Finalisation of Basel III") that are yet to be implemented. These revisions cover RWA requirements for credit, market, credit valuation adjustments ("CVA") and operational risk.

The PRA issued their draft rules to implement these final standards, which are referred to as Basel 3.1, for consultation on 30 November 2022. Near final rules were published on 12 December 2023 with a further publication expected later in the first half of 2024.

These rules are expected to be effective from 1 July 2025. The proposed rules are largely consistent with the Basel III reform package with some adjustments to address UK specificities. Pending the publication of the final rules, there remains some uncertainty as to the final requirements and overall impact.

Swap dealer requirements for non-US domiciled entities

The CFTC are developing specific requirements to allow registered non-bank swap dealers who are domiciled outside of the US to meet CFTC requirements by reference to local prudential standards. A draft proposal for the UK has been published. Until those rules are finalised, pursuant to interim no-action relief, the entity is currently complying with home-country capital requirements in lieu of CFTC capital requirements.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Risk Management

The business strategy acts as a key driver for the MSI Group's business model, which in turn drives the risk strategy and the consequent risk profile of the MSI Group. The business strategy and risk strategy are considered and aligned as part of the annual strategic review or more frequently if necessary.

Note 25 provides additional qualitative and quantitative disclosures about the MSI Group's management of, and exposure to, certain financial risks.

Risk Management Framework

Risk taking is an inherent part of the MSI Group's business activities and effective risk management is vital to the success of the MSI Group. The MSI Group has established a Risk Management Framework which encompasses the risk management culture, risk governance, approach and practices that support risk identification, measurement, monitoring, escalation, and decision-making processes. This chapter covers the core components of the Framework.

Three Lines of Defence Framework

The MSI Group operates a "Three Lines of Defence" framework, to create a clear delineation of responsibilities between risk owners and independent risk control functions with a view to addressing potential conflicts of interest. The functions responsible for carrying out the activities across the Three Lines of Defence are summarised below.

- **First Line of Defence**: Business Units are responsible for managing their strategy and business activities in accordance with the Risk Appetite and Risk Management Framework. Support functions are independent of the Business Units and support strategy execution of the MSI Group's revenue-generating activities.

- **Second Line of Defence**: Independent Risk Management and Control Functions identify, measure, monitor and control risks. Independent Risk Management and Control Functions include, for example, functions performed by the EMEA Risk Division, EMEA Compliance Department (including Financial Crimes), EMEA Operational Risk Department,

and Product and Valuation Control (part of Finance Division).

- EMEA Risk Division: The EMEA Chief Risk Officer ("CRO") leads, manages and oversees the EMEA Risk Division and is a member of the MSI Board. The EMEA Risk Division is responsible for the independent identification, analysis, monitoring, reporting, challenge and escalation of all market, credit and liquidity risk exposures arising from MSI Group and EMEA business activities. The EMEA CRO has overall responsibility for the Enterprise Risk Management Framework applicable to the MSI Group which includes development of Risk Appetite, oversight of relevant risks reflected in the RAS and monitoring and reporting of risks in line with agreed appetite to relevant Boards. The EMEA CRO is assisted by governance across first and second line functions to discharge this responsibility.

- EMEA Second-Line Non-Financial Risk Organisation: The Compliance Department, the Global Financial Crimes Department and the Operational Risk Department are combined into a single Non-Financial Risk Organisation to provide comprehensive and consistent coverage of non-financial risk. EMEA Second-Line Non-Financial Risk provides independent oversight and challenge of Non-Financial Risk Management and is responsible for identifying, measuring and monitoring non-financial risks.

- Other Independent Control Functions: Finance Control and Assurance Functions determine whether the conceptual framework, governance, measurement and monitoring systems and controls are appropriate for MSI Group's size, complexity and business activities. The primary EMEA Finance Control and Assurance Functions include EMEA Product Control, EMEA Valuation Control and EMEA Regulatory Reporting Quality Assurance Group.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

- **Third Line of Defence**: The EMEA Internal Audit Department ("IAD") reports to the MSI Audit Committee and is independent of the Business Units, Support Functions and Risk Management. IAD provides independent assurance on the design quality and operating effectiveness of the MSI Group's internal control environment, risk management and governance systems, and control processes using a risk-based audit coverage model and audit execution methodology developed in line with professional auditing standards.

Risk Policies and Processes

Morgan Stanley has several well-established policies and procedures which set out the standards that govern the identification, measurement, monitoring, management and escalation of the various types of risk involved in its business activities. The MSI Group has implemented specific risk management policies to address local business and regulatory requirements where appropriate. These policies are approved by the MSI Board and reviewed at least annually.

Risk Culture

MSI Group's risk management culture is rooted in the following key principles: integrity, comprehensiveness, independence, accountability, and transparency. The MSI Group has a risk culture that encourages open dialogue, effective challenge, escalation and appropriate reporting of risk to senior management, the MSI Risk Committee, the MSI Board and the MSI Group's regulators, as well as external disclosures of risk matters. Developing the MSI Group's risk culture is a continuous process and builds upon Morgan Stanley's commitment to its values, including "Do the Right Thing", which make managing risk each employee's responsibility. Senior management promotes the MSI Group's risk culture, which enables individuals across the organisation to make appropriate risk decisions. The Company's RAS is embedded in the MSI Group's risk culture and is linked to its short-term and long-term strategic, capital and financial plans, as well as compensation programmes.

Risk Identification, Risk Appetite and Risk Limits/Tolerances

Risk Identification

The process of Risk Identification is performed on a continuous basis as a part of the day-to-day activities of the EMEA Business Units and the EMEA Independent Risk Management and Control Functions including the EMEA Risk Division, and the EMEA Non-Financial Risk Organisation. A number of risk management processes, such as regular risk reviews and stress testing, are conducted to identify business model vulnerabilities, review market events and regulations and support the continuous assessment process for risk identification.

As a part of these processes, the MSI Group identifies all potential material risks related to the MSI Group's business activities. The collection of risks identified through this process are assessed for capital and liquidity adequacy as part of the Company's ICAAP and ILAAP, and form an integral part of the development of the Company's RAS.

The following risk types involved in MSI Group's business activities are currently considered material as determined through the Risk Identification Framework:

- Credit Risk;
- Market Risk;
- Liquidity Risk;
- Operational Risk;
- Leverage Risk;
- Valuation Risk;
- Earnings at Risk / Strategic Risk;
- Model Risk;
- Compliance Risk;
- Conduct Risk;
- Reputational Risk.

Climate change is a driver of existing risks and is managed within the Company's existing Risk Appetite (for more information refer to the 'ESG Report' section).

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The MSI Board has established frameworks to identify, analyse, monitor, mitigate and report these risks. The frameworks for Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Leverage Risk and Valuation Risk are described in further detail in the respective chapters of this document.

A summary of other material risks is outlined below:

- **Earnings at Risk / Strategic Risk** are defined as risks to baseline earnings stability that are generally manifested over a longer time horizon rather than an instantaneous market shock. Risk can arise from a decline in key revenue generators, significant loss of customer base, reduced standing amongst competitors, macroeconomic stress conditions, idiosyncratic or industry-wide factors, significant changes to expected expenses, transfer pricing impacts and shifting of business/product mix. This includes risks to Net Revenue, Net Interest Income, Non-Interest Income, Non-Interest Expense and statement of financial position that are impacted by more than just Market Risks and Credit Risks.

- **Model Risk** is the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model Risk can lead to financial loss, poor business and strategic decision-making, or damage to Morgan Stanley Group's reputation.

- **Compliance Risk** is defined as the risk of legal or regulatory sanctions, material financial loss or damage to reputation resulting from the failure to comply with laws, rules, regulations, related self-regulatory organisation standards and codes of conduct applicable to MSI Group activities.

- **Conduct Risk** is defined as the risk arising from misconduct by individual employees or contingent workers (collectively, "Covered Persons") or groups of Covered Persons, or the risk arising from conduct by Morgan Stanley Group where the outcome has an adverse impact on clients or markets.

- **Reputational Risk (also referred to as Franchise Risk)**, describes the potential risks associated with the way in which the MSI Group conducts its business and the perception of the MSI Group by external parties including shareholders, clients, regulators and the public. Reputational risks may be triggered by either the nature of the transaction (e.g. unusual complexity or novel issues) or business practice (e.g. a transaction without appropriate economic substance or business purpose) or by the identity or reputation of the client or counterparty (e.g. a client linked to alleged corruption or other improper activities).

Risk Appetite

The Company's RAS articulates the aggregate level and types of risk that the Company is willing to accept in order to execute its business strategy and protect its capital and liquidity resources. The Company's Risk Appetite is set by the Board in conjunction with its business strategy and in consideration of its capital and liquidity resource adequacy framework.

The RAS includes risks that have both qualitative and quantitative elements such as Market, Credit, Operational and Liquidity Risk, and risks that are qualitative across risk types including Reputational, Conduct and Model Risk. The combination of qualitative Risk Appetite and Tolerance Statements and quantitative limits aims to ensure that the Company's businesses are carried out in line with the Risk Appetite approved by the Board, and to protect Morgan Stanley Group's reputation in both normal and stressed environments.

Risk Limits/Tolerances

The Risk Appetite of the Company is translated into a comprehensive set of risk limits and tolerances. The Company's limits and tolerance framework mostly covers limits and tolerances across Credit Risk, Market Risk, Operational Risk, and Liquidity Risk, each at different granularity levels to manage risk taking in line with Risk Appetite. These limits and tolerance frameworks are approved and monitored by the Boards, the MSI Risk Committee, the EMEA Risk Committee, and the Independent Risk Management and Control Functions.

The MSI Group employs integrated risk stress tests that set the boundary for risk-taking activities relative to the MSI Group's Risk Capital Resource Capacity by defining a set of limits. The Board owns and approves the Macroeconomic Stress Loss Limit and the Climate Stress Loss Limit ("CSLL"). Macroeconomic and climate-related scenarios

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are used to monitor stress losses against the Stress Loss Limits.

The potential impact of climate-related risks on Credit and Market Risk is assessed through a specific transition risk/carbon repricing scenario and managed via the CSLL. Once established, risk limits are reviewed and updated on an annual basis at a minimum, with more frequent updates as necessary.

Stress Testing

Stress testing is one of the MSI Group's principal risk management tools, used to identify and assess the impact of severe stresses on its portfolios. It provides a flexible approach to understanding the aggregate risk for the MSI Group and assessing the MSI Group's resilience to different scenarios over a range of severities; additionally, it informs a number of processes and associated decisions. Stress testing also complements other MSI Group risk metrics by providing a clear and flexible approach to assessing the MSI Group's resilience in the face of various scenarios over a range of severities, relevant to current market conditions and forward-looking macroeconomic views. Most notably, stress testing is used for:

- *Risk Management:* Identification, measurement and management of tail risks or vulnerabilities against risk appetite;
- *Risk Position Identification:* Identify key risk position concentrations in adverse scenarios;
- *Risk Aggregation:* Estimate aggregate size of losses in adverse shocks;
- *Capital and Liquidity Management:* As a key component of Capital and Liquidity Management and Planning;
- *Recovery and Resolution Planning:* As a key component of the Recovery and Resolution Planning exercises;
- *Regulatory Requirements:* Meeting the relevant regulatory requirements for Stress testing.

Risk Reporting

The MSI Group has put in place a Risk Reporting Framework to monitor and report MSI Group's risk profile against set risk limits and tolerances, and to provide timely risk information and/or escalation to responsible limit owners and relevant MSI Group risk governance forums, as appropriate.

The Risk Reporting Framework covers all material risks, identification of matters for escalation and decision-making and highlights emerging risks, mitigating actions and other risk matters that are deemed significant to the relevant governance forums and/or the MSI Board and senior management. The key purpose of risk reporting is to provide decision makers and risk managers with an accurate and timely representation of risk exposures, including risk concentrations, at the MSI Group level, across business lines and between legal entities. To provide this information, MSI Group generates various risk reports across individual risk functions including Market, Credit, Operational, Liquidity and Model Risk, at different frequencies (e.g. daily, weekly).

In addition, the MSI Group has established a set of principles for risk reports which are applied to risk reporting, such as the appropriate level of aggregation, balance between qualitative and quantitative information or implementation of controls to ensure reported information is complete and accurate.

Risk Governance

The MSI Group has a comprehensive risk management governance framework which includes MSI Board approved policies and a defined senior management risk oversight and escalation process at various levels of the governance structure, including for key MSI Group legal entities as appropriate.

The corporate governance structure between MSI and the Company, including the executive and management-level Committees (associated with Risk Governance) is described in further detail within the 'Corporate Governance' section.

Credit Risk

Definition

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the MSI Group. Credit risk includes country risk, which is further described below.

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Governance

Credit risk exposure is managed on a global basis and in consideration of each significant legal entity within the Morgan Stanley Group. The credit risk management policies and procedures establish the framework for identifying, measuring, monitoring and controlling credit risk whilst ensuring transparency of material credit risks, compliance with established limits and escalating risk concentrations to appropriate senior management.

The information in this Strategic Report is complemented by note 25 of the Financial Statements which contains additional information about the primary credit exposures, credit risk management and mitigation, exposure to credit risk, including the maximum exposure to credit risk by credit rating. For information regarding the management of credit risk driven by climate-related credit risk, refer to the 'ESG Report - Climate and Environmental Risk Management' section.

Exposure to Credit Risk

Counterparty Risk Exposure

The table below shows the Group's maximum exposure to credit risk and credit exposure for certain financial assets which are exposed to credit risk and where the Group has entered into credit enhancements, including receiving cash and securities as collateral and master netting agreements. The net credit exposure represents the credit exposure remaining after the effect of the credit enhancements. Exposure to other Morgan Stanley Group undertakings is included in this table.

in $ millions (audited)	Gross credit exposure[1]	Credit enhancements[2]	Net credit exposure
	2023		
Trading financial assets:			
Derivatives	237,738	(228,506)	9,232
Secured financing	119,968	(119,365)	603
Trade and other receivables	905	(283)	622
Loan commitments	19	—	19
	358,630	(348,154)	10,476

in $ millions (audited)	Gross credit exposure[1]	Credit enhancements[2]	Net credit exposure
	2022		
Trading financial assets:			
Derivatives	251,076	(240,879)	10,197
Secured financing	129,779	(128,908)	871
Trade and other receivables	1,298	(319)	979
Loan commitments	15	—	15
	382,168	(370,106)	12,062

(1) Gross credit exposure is the carrying amount which best represents the Group's maximum exposure to credit risk, and for financial instruments - FVPL is reflected in the consolidated statement of financial position.
(2) Credit enhancements include collateral received and netting allowable under master netting agreements used to manage credit exposure.

Country and Sovereign Risk Exposure

Definition

Country risk is the risk that events in, or affecting, a foreign country might adversely affect the Company. "Foreign country" means any country other than the UK. Sovereign risk, by contrast, is the risk that a government will be unwilling or unable to meet its debt obligations or will renege on the debt that it guarantees. Sovereign risk is single-name risk for a sovereign government, its agencies and guaranteed entities.

Risk Management and Measurement

Country risk exposure is measured in accordance with the MSI Group's internal risk management standards and includes obligations from sovereign governments, corporations, clearing houses and financial institutions. The MSI Group actively manages country risk exposure through a comprehensive risk management framework that combines credit and market fundamentals and allows the MSI Group to effectively identify, monitor and limit country risk.

The MSI Group's obligor credit evaluation process defines country of risk as the country that has the largest economic impact on the obligor and may be different from the obligor's country of jurisdiction. Examples where this applies may include corporations that are incorporated in one country but that derive the bulk of their revenue from another and mutual funds incorporated in one jurisdiction but with a concentration of investments in a different country.

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The Company's sovereign exposures consist of financial instruments entered into with sovereign and local governments. Its non-sovereign exposures primarily consist of exposures to corporations and financial institutions. The following table shows the Company's five largest non-UK net country exposures as at 31 December 2023.

Exposures to other Morgan Stanley Group undertakings have been excluded from this table.

Five Largest Non-UK Country Risk Total Net Exposures for the Company[5]:

in $ millions Country	Net inventory[1]	Net counterparty exposure[2]	Funded lending	Exposure before hedges	Hedges[3]	Total net exposure 2023[4]	Total net exposure 2022[4]
United States							
Sovereigns	(970)	70	—	(900)	(31)	(931)	79
Non-sovereigns	3,419	5,817	28	9,264	(132)	9,132	9,843
Total United States	**2,449**	**5,887**	**28**	**8,364**	**(163)**	**8,201**	**9,922**
France							
Sovereigns	646	—	—	646	—	646	310
Non-sovereigns	1,009	1,222	—	2,231	(36)	2,195	1,807
Total France	**1,655**	**1,222**	**—**	**2,877**	**(36)**	**2,841**	**2,117**
Republic Of Korea							
Sovereigns	263	255	—	518	—	518	454
Non-sovereigns	48	513	—	561	—	561	465
Total Republic Of Korea	**311**	**768**	**—**	**1,079**	**—**	**1,079**	**919**
Norway							
Sovereigns	(30)	898	—	868	—	868	834
Non-sovereigns	55	9	—	64	—	64	61
Total Norway	**25**	**907**	**—**	**932**	**—**	**932**	**895**
Switzerland							
Sovereigns	—	2	—	2	—	2	228
Non-Sovereigns	64	687	—	751	9	760	380
Total Switzerland	**64**	**689**	**—**	**753**	**9**	**762**	**608**

(1) Net inventory represents exposure to both long and short single name and index positions (i.e. bonds and equities at fair value and Credit Default Swap ("CDS") based on notional amount assuming zero recovery adjusted for any fair value receivable or payable). As a market maker, the Group transacts in these CDS positions to facilitate client trading.

(2) Current exposure of repurchase transactions, securities lending and derivatives taking into consideration legally enforceable master netting agreements and collateral as well as relevant valuation adjustments.

(3) Represents CDS hedges (purchased and sold) on net counterparty exposure and lending executed by trading desks responsible for hedging counterparty and lending credit risk exposures for the Group. Amounts are based on the CDS notional amount assuming zero recovery adjusted for any fair value receivable or payable.

(4) Total net exposure represents the sum of net inventory exposure, net counterparty exposure, funded lending and hedges.

(5) In addition, at 31 December 2023, the Company had exposure to these countries for overnight deposits with banks of approximately $1,384 million.

Market Risk

Definition

Market risk refers to the risk that a change in the level of one or more market prices, rates, spreads, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio.

Governance

The MSI Group manages the market risk associated with its trading activities at both a division and an individual product level, and includes consideration of market risk at the legal entity level.

Sound market risk management is an integral part of the MSI Group's culture. The Business Units and trading desks are responsible for ensuring that market risk exposures are well-managed and monitored. The Market Risk

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Department ("MRD") ensures transparency of material market risks, monitors compliance with established limits, and escalates risk concentrations to appropriate senior management.

To execute these responsibilities, the Company monitors its market risk against limits on aggregate risk exposures, performs a variety of risk analyses including monitoring VaR and stress testing analyses, routinely reports risk summaries and maintains the VaR and scenario analysis methodologies. The material risks identified by these processes are summarised and reported to senior management.

The market risk management policies and procedures for the MSI Group are consistent with those of the Morgan Stanley Group and include escalation to the Board and appropriate management personnel.

The information in this Strategic Report is complemented by note 25 of the Financial Statements which contains additional information on primary market risk exposures, market risk management and measurement and non-trading risks and currency risk together with an analysis of VaR sensitivity. For information regarding the management of market risk driven by climate risk, refer to the 'ESG Report - Climate and Environmental Risk Management' section.

Year End VaR

The Company's VaR for Primary Risk Categories and Total Management VaR for the years ended 31 December 2023 and 31 December 2022 are shown in the below table. Refer to note 25 for further details.

in $ millions	95%/ one-day VaR 2023 Period end	Average	95%/ one-day VaR 2022 Period end	Average
Primary Market Risk Categories	18	24	24	25
Credit Portfolio[1]	6	8	12	8
Less diversification benefit[2]	(4)	(5)	(6)	(7)
Total Management VaR	**20**	**27**	**30**	**26**

(1) The Credit Portfolio VaR is disclosed as a separate category from the Primary Risk Categories and includes loans that are carried at fair value and associated hedges as well as counterparty credit valuation adjustments and related hedges.

(2) Diversification benefit equals the difference between total trading VaR and the sum of the VaRs for the individual risk categories. This benefit arises because the simulated one-day losses for each of the primary market risk categories occur on different days; similar diversification benefits are also taken into account within each category.

The 2023 period-end Total Management VaR of $20 million is lower than 2022 period end of $30 million due to a reduction in interest rate and foreign exchange risk coupled with a reduction in market volatility due to the exit of the UK mini budget scenarios from the one year time series.

The average Total Management VaR for 2023 has remained stable at $27 million.

Liquidity Risk

Definition

Liquidity Risk refers to the risk that the MSI Group will be unable to finance its operations due to a loss of access to capital markets or difficulty in liquidating its assets. Liquidity Risk encompasses the MSI Group's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern. Liquidity risk also encompasses the associated funding risks triggered by the market or idiosyncratic stress events that may cause unexpected changes in funding needs or an inability to raise new funding.

Governance

The MSI Group manages the Liquidity Risk associated with its activities at both an overall group level and at a product level, including consideration of each significant legal entity.

The Liquidity Risk Management policies and procedures establish the framework for identifying, measuring, monitoring and controlling liquidity risk whilst ensuring transparency of material Liquidity and Funding Risks, compliance with established limits and escalating risk concentrations to appropriate senior management.

To execute these responsibilities, the Company establishes and maintains limits and risk indicators in line with the Morgan Stanley Group's Liquidity and Funding Risk Appetite, identifies and analyses emerging Liquidity and Funding Risks to ensure such risks are appropriately mitigated, and monitors and reports risk exposures against metrics and limits. The Liquidity and Funding Risks identified by these processes are summarised and reported to senior management.

Table of contents

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Managing Liquidity Risk

The Board owned Liquidity Risk Appetite is a key pillar of the Company's Risk Appetite Framework and is set to ensure sufficient liquidity to meet potential outflows in a stressed environment while maintaining ordinary operations and ensure durability of funding.

The MSI Group's Liquidity Risk Appetite is expressed in its Board owned Liquidity Risk limit, which is determined using Internal Liquidity Stress Tests limits owned by the respective Boards and regulatory minimums. Quantitative information on the regulatory minimums is disclosed in the 'Performance Indicators' section. The MSI Group's Internal Liquidity Stress Tests apply appropriately conservative stress scenarios to key Liquidity Risk drivers across all MSI Group's business activities, over both short and long term time horizons. These scenarios contain various combinations of idiosyncratic and systemic stress events of different severity and duration.

The Company maintains Liquidity Risk limits and risk indicators at various levels of the Company's governance structure to support links between the Company's overall Liquidity Risk Appetite and more granular risk-taking decisions and activities. These more granular limits and risk indicators on the various products also serve to promote risk reducing behaviour, ensure an appropriate liquidity and funding profile, and to assist senior management in the early identification of a stressed environment.

The information in this Strategic Report is complemented by note 25.

Operational Risk

Definition

Operational risk refers to the risk of loss, or of damage to the Group's reputation, resulting from inadequate or failed processes, people and systems, or from external events (e.g. fraud, theft, legal and compliance risks, cyber-attacks or damage to physical assets). Operational risk relates to the following risk event categories as defined by Basel Capital Standards: internal fraud; external fraud; employment practices and workplace safety; clients, products and business practices; business disruption and system failure; damage to physical assets; and execution, delivery and process management.

Governance

The Group may incur operational risk across the full scope of its business activities. The Group has established an operational risk framework to identify, measure, monitor and control risk across the Group. This framework is consistent with the framework established by the Morgan Stanley Group and includes escalation to the Board and appropriate senior management personnel. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal and reputational risks. The framework is continually evolving to reflect changes in the Group and to respond to the changing regulatory and business environment.

Risk Mitigation

The Group has implemented operational risk data and assessment systems to monitor and analyse internal and external operational risk events, to assess business environment and internal control factors and to perform scenario analysis. The collected data elements are incorporated in the operational risk capital model. The model encompasses both quantitative and qualitative elements. Internal loss data and scenario analysis results are direct inputs to the capital model, while external operational incidents, business environment and internal control factors are evaluated as part of the scenario analysis process.

In addition, the Group employs a variety of risk processes and mitigants to manage its operational risk exposures. These include a

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governance framework, a comprehensive risk management programme and insurance.

The breadth and variety of operational risk are such that the types of mitigating activities are wide ranging. Examples of such activities include enhancement of defences against cyber-attacks; use of legal agreements and contracts to transfer and/or limit operational risk exposures; due diligence; implementation of enhanced policies and procedures; exception management processing controls; and segregation of duties.

The information in this Strategic Report is complemented by note 25 which contains additional information regarding identification of Top Non-Financial Risks ("NFRs") Pathways and End Risks; operational risk management; measurement and risk mitigation; business continuity management and disaster recovery; third-party risk management.

Leverage Risk

Definition

Risk of Excessive Leverage refers to the risk resulting from an institution's vulnerability due to leverage or contingent leverage that may require unintended corrective measures to its business plan, including distressed selling of assets which might result in losses or in valuation adjustments to its remaining assets.

Governance

The risk of excessive leverage is managed through the application and allocation of leverage ratio exposure limits of business unit and internal leverage ratio Early Warning Indicator ("EWI") levels. If internal limits are exceeded, cross-functional teams identify the key drivers of the elevated exposures and consider appropriate remediation actions. EWI levels are monitored daily to ensure that any increases above the internal thresholds are escalated to governance forums to allow for any appropriate management actions to be taken, i.e. Tier 1 capital increases and/or leverage exposure reductions, in a timely manner.

The leverage ratio exposures of MSI Group, as well as the Group, (including business unit limit utilisation) are regularly calculated and reported to either the EMEA Asset and Liability Committee (**"**ALCO"), alongside other additional factors that are considered, such as maturity and funding profiles considering both assets and liabilities

and asset encumbrance metrics. Additionally, weekly capital resource meetings occur between senior cross-functional stakeholders to monitor, analyse, and optimise resources including but not limited to leverage ratio exposure.

Moreover, robust capital planning ensures future leverage ratio requirements are considered. The capital planning focuses on, but is not limited to, forecasted business activity, planned mitigation, future regulatory changes, net income forecasts and required capital.

In addition to capital planning, the Large Transaction Approval process requires the leverage ratio exposure impact to be assessed prior to execution. Trades are approved based on, amongst others capacity and return metrics. Large Transactions are defined as transactions that are anticipated to utilise capital resources in excess of defined thresholds. Thresholds relate to RWAs, leverage ratio exposure, liquidity, and funding. If a transaction exceeds the defined thresholds, management provides approval before the execution takes place. Approval is based on various criteria, such as capital resources, return on investment and refinancing costs carried out.

A quarterly risk identification assessment is in place to monitor both qualitative and quantitative leverage ratio exposure drivers and risks to ensure compliance with internal and regulatory minimums in the event contingent leverage ratio exposure was to crystallise.

Valuation Risk

Definition

Valuation risk represents the possibility that a valuation estimate of a position would differ from the price in an actual close-out transaction due to uncertainty around the actual price that could be obtained.

Governance

Valuation Control ("VC") within Finance is responsible for the Group's fair value valuation policies, processes and procedures. VC implements valuation control processes designed to validate the fair value of the Group's financial instruments measured at fair value including those derived from pricing models.

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Risk Mitigation

There are three primary control processes that mitigate the risk of valuation errors:

- Model Certification Process: All models are certified before use and at least annually thereafter. New models (and enhancements to existing models) are developed by Strategists within the Business Units, who affirm they are appropriate for intended use. Senior Traders in the Business Units sign off that they have been involved in the development of the model and understand the model's assumptions and limitations. VC must approve the model by performing an independent review to ensure the valuation methodology and valuation outputs produced by the model are consistent with accounting standards.

- Mark Review Process: VC performs a mark review process which covers the financial instruments inventory held at fair value by the Group. VC ensures that the valuation generated by the Business Units is in compliance with accounting standards. This is performed by reviewing the appropriateness of the prices or pricing inputs applied to valuation models using approved valuation methodologies and external pricing data. Variances are reviewed against VC's tolerance framework; breaches are communicated to controllers for consideration as part of the general ledger close. A subjectivity escalation threshold also exists at the legal entity level and is set by the EMEA Head of VC together with the EMEA Chief Financial Officer.

- Significant Transaction Analytical Review Process ("STAR"): This process reconfirms that valuation methodologies are adequate and modelling uncertainty is appropriately addressed in all trades with significant gross day 1 profit and loss as defined by the STAR policy. There are three components to the STAR process: pre-execution review; post-execution review; and trade unwind review. Reviews are documented and must be presented to, and approved by, relevant STAR Committees. Day 1 profit and loss on "Fair Value Measurement Level 3 trades" is not recognised until all significant inputs to the trade become observable, which is also subject to STAR Committee approval.

Climate and Environmental Risk

For information on the incorporation of climate and environmental risks into the Risk Management Framework, refer to the 'ESG Report' section.

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ESG Report

Approach to ESG

ESG Strategy and Disclosures

The Group's approach to ESG ("Environmental, Social, Governance") is consistent with that of the Morgan Stanley Group.

The Morgan Stanley Group is committed to transparent disclosure of information related to ESG and the full list of available disclosures is in the Morgan Stanley Group's ESG Report. The Report's data, content and narrative are informed by the Sustainability Accounting Standards Board ("SASB") standards for Investment Banking, Asset Management and Commercial Banking and the recommendations of the Task Force on Climate-Related Financial Disclosures ("TCFD"), both of which are now part of the International Sustainability Standards Board ("ISSB").

The Morgan Stanley Group's ESG Reports are available at www.morganstanley.com/content/msdotcom/en/about-us/sustainability-at-morgan-stanley. As at publication date of this Strategic Report, the latest ESG Report is the 2022 Report. The 2023 Report will be available at this site when published.

Evolving Regulatory Developments

The Company is subject to existing ESG reporting requirements which it complies with through the disclosures contained in this 'ESG Report'. It continues to monitor the regulatory landscape for developments which will further impact its ESG-related reporting.

On 28 November 2022, the European Commission adopted the Corporate Sustainability Reporting Directive ("CSRD") which replaces the existing reporting requirements of the Non-Financial Reporting Directive ("NFRD"). The requirements will apply to financial years commencing on or after 1 January 2024. As a UK entity, the Company is subject to the CSRD from the financial year ending 31 December 2024, as a result of having securities listed on an EU regulated market and also meeting the size criteria of the CSRD scoping requirements.

The Taxonomy Regulation (Regulation (EU) 2020/852) ("Taxonomy Regulation") entered into force on 12 July 2020 and establishes criteria for determining whether an economic activity is "environmentally sustainable". The Company is subject to Taxonomy Regulation reporting requirements from the financial year ending 31 December 2024 as a result of meeting the scoping criteria of the CSRD as outlined above.

Human Capital

The Group's employees are its greatest asset, and the diversity of the workforce brings expertise and points of view that contribute to the success of the Group.

To facilitate talent attraction and retention, the Group strives to create a diverse and inclusive workplace, with a strong culture and opportunities for employees to grow and develop in their careers and be supported by competitive compensation, benefits, and health and wellness programs.

Culture

The Group's culture is built on the core values of the Morgan Stanley Group - Put Clients First, Do the Right Thing, Lead with Exceptional Ideas, Commit to Diversity & Inclusion, and Give Back.

Leadership, including from the Board, sets the tone for the Group, and the executive team drives a culture that is central to how the Group serves clients, advances and develops the workforce, and how the Group supports the communities around it.

The Group's remuneration policies and programs are designed to motivate appropriate employee behaviours, deliver pay for sustainable performance, align with shareholder interests, support the recruitment and retention of top talent, and be consistent with the Group's strategy and values and legal and regulatory requirements.

The results of the most recent biennial employee engagement survey demonstrate the strength of the Morgan Stanley Group's commitment to its culture and employees, with 92% of EMEA employees being proud to work at Morgan Stanley.

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Wellbeing

Fostering a healthy and inclusive culture and supporting the positive physical, mental and financial wellbeing of employees and their families is a priority. The global benefits strategy is informed by employee feedback, peer benchmarking and industry research.

The Group's wellbeing strategy centres around three pillars:

- Awareness - educating employees on health and wellbeing matters and engaging them to take charge of their health and wellbeing;

- Prevention - a focus on mitigating health risk and promoting healthy lifestyles; and

- Access - providing best-in-class resources for employees.

The EMEA Wellbeing Board sponsors strategy and drives programming to help employees access mental health and wellbeing care. Managers are also accountable for supporting employee mental health and wellbeing; employees are required to rate their managers' ability to support and prioritise employee mental health and wellbeing as part of the annual performance evaluation process. The Wellbeing Influencers are employee ambassadors who support colleagues by listening, advocating and sharing resources.

Talent Management

The Group places considerable value on investment in its employees and continues the practice of keeping employees informed on matters affecting them. Employees are encouraged to present their suggestions and views on the Group's performance to management and employees participate directly in the success of the business through various compensation incentive plans.

The Group's recruiting strategy aims to attract top tier talent in all disciplines required for the execution of business activities. The recruitment priorities include a mandate seeking to identify a diverse pool of candidates with the requisite skills and demonstrated abilities to contribute meaningfully and productively to the Group's culture, consistent with its values and standards. Internal mobility is also encouraged to retain talent and provide growth opportunities within the Morgan Stanley Group.

Diversity and Inclusion

Diversity and Inclusion ("D&I") Strategy

A comprehensive diversity strategy is important to the Group's continued success and its ability to support its workforce, serve its clients and engage with the communities in which employees live and work. The Group continues to deliver against a comprehensive diversity and inclusion strategy focused on the workforce, societal issues, and the marketplace.

Workforce - Continue to develop and invest in internal diversity, equity and inclusion efforts to enable the Group to become a leader in attracting, developing, and retaining diverse talent, and to create a culture of inclusion.

Society - Support underserved communities through employee engagement that addresses inequities in education, careers, economic prosperity and health, and also helps communities continue to grow and thrive.

Marketplace - Invest to advance economic outcomes in underserved communities through products, services, business practices, spending and thought leadership.

Supporting Colleagues Through D&I Efforts

The Group is an equal opportunity employer committed to diversifying its workforce and to maintaining a professional workplace where everyone is treated with dignity and respect. In line with this commitment, the Group strives to have a supportive, diverse, open and inclusive culture in which all staff treat others in accordance with the Morgan Stanley Group's core values and the Dignity at Work Policy.

There is a correlation between inclusive teams and improved decision-making, innovation and performance. The EMEA Diversity Action Council acts as a catalyst to drive forward the EMEA diversity strategy. Accountability is underscored by quarterly meetings with the European Operating Committee and regular discussion at Divisional Operating Committees. Morgan Stanley was an early signatory to both the UK Women in Finance Charter and UK Race at Work Charter, which are efforts to increase representation of women in senior management and representation of ethnically diverse employees at the officer level. In line with a commitment to have 30% of senior roles occupied by women, 47% of the Company's Board and 44% the EMEA Operating Committee

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are women. Morgan Stanley Group is also working toward increasing senior management representation for women to 35%, UK ethnic minority officers to 30%, and UK black officers by 40%.

Progress has been made to narrow the UK gender pay gap since 2017, the first year metrics were reported. This has been accomplished through recruiting efforts as well as a critical focus on the retention and development of the senior female talent pipeline with robust talent development offerings and a suite of family-friendly benefits. Gender pay gap is a measure of the average pay difference between women and men across an organisation regardless of role or level. This is different from gender pay equity, which measures whether women and men are paid equally for the same or similar roles, or for work of equal value.

The Board also has a diversity policy in place which is reviewed annually. For detail on this and the targets set, refer to 'Board Composition' within the Corporate Governance section.

Further information on the progress made towards the UK Women in Finance Charter can be found at https://www.morganstanley.com/about-us/diversity/uk-women-in-finance-charter

Supporting Communities Where We Live and Work

The Group is committed to giving back to the communities in which it operates through a range of philanthropic programs. The scope of these philanthropic initiatives includes:

Volunteering

In 2023, employees participated in the annual Global Volunteer Month, engaging employees across all offices globally to give back to the communities where they live and work. As part of this, 84% of employees in the UK dedicated over 39,000 volunteer hours to support local community organisations.

Employees also participated in the annual Strategy Challenge pro-bono program, through which teams of employees deliver analysis and strategic advice to make a meaningful impact on a charitable organisation's ability to deliver on its mission. In 2023, London employees delivered over 5,000 hours of pro-bono service to six charities.

In Budapest, Glasgow and London, 210 employees spent over 4,200 hours providing pro-bono advice to over 20 charities as part of Skills Connectors, Make a Difference and Technology Change Makers programmes. In addition, 379 employees in London, Glasgow and Budapest volunteered in schools as part of Technology education and Science, Technology, Engineering, and Mathematics ("STEM") programmes, reaching over 15,000 children across EMEA.

Giving

In EMEA, the Morgan Stanley International Foundation granted over £280,000 to 9 charities focused on the fundamentals of children's health and education. A number of two-year employee nominated charity partnerships were continued during the year, with employees raising funds and donations that were matched by the Morgan Stanley International Foundation.

London employees supported the Felix Project and raised £1.8 million which will enable the charity to distribute 75 million meals by 2026 to hundreds of charities, schools, and community groups in East London.

Glasgow employees supported Children's Hospices Across Scotland ("CHAS") and raised £250,000, enabling the charity to provide a support service to ensure that bereaved brothers and sisters across Scotland are given the best chance in life.

Other employee-nominated charity partners across EMEA were: Salva Vita in Budapest, Kinderschutzbund in Frankfurt and L'Envol in Paris. These charities all work to support a range of children's issues in their respective locations.

In 2024, the Morgan Stanley International Foundation will be increasing both the funding and length of support for selected charity partners.

Community Impact

The Morgan Stanley International Foundation has partnered with charities across EMEA, supporting healthy starts and solid educations for the children in local communities. This includes partnering with Place2Be to support a range of critical mental health initiatives for students, parents and teachers in London and Glasgow, addressing the ever-growing children's mental health space. This includes enabling the charity to extend its school based mental health services

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for over 14 schools in London and Glasgow, reaching over 1,200 students in 2023.

Climate and Environment

Climate Strategy

The Group's strategy is to support the Morgan Stanley Group in achieving the overall goal of achieving net-zero financed emissions across its global business by 2050. It will contribute to each of the following pillars of the Morgan Stanley Group's climate strategy:

- Support the transition to a low-carbon and green economy;

- Manage climate risk (see 'Climate and Environmental Risk Management' section);

- Provide relevant, transparent and useful climate-related disclosures (see 'ESG Strategy and Disclosures' section); and

- Enhance the climate resilience of operations (see 'Operational Sustainability' section).

The Morgan Stanley Group aims to meet its climate commitments and contribute to real-economy decarbonisation by supporting clients in achieving their own climate-related commitments. Its approach to meeting its net-zero commitment is described in the Morgan Stanley Group ESG Report and includes scaling low-carbon opportunities, supporting clients through climate transitions, and managing its lending portfolio.

To demonstrate progress toward its net-zero by 2050 commitment, the Morgan Stanley Group set interim 2030 financed emissions lending intensity ("FELI") targets for the three most emissions-intensive sectors: Auto Manufacturing, Energy, and Power. Progress against these targets is reported in the Morgan Stanley Group ESG Report. The MSI Group maintains a Key Performance Indicator ("KPI") to monitor alignment of lending exposure retained on MSI Group to Morgan Stanley Group's Net Zero commitment and global targets in these three sectors.

The Morgan Stanley Group Climate Strategy Assessment Framework ("CSAF") provides additional insight into clients' approaches to climate. The CSAF will help the Morgan Stanley Group to assess company targets, climate governance, plans and actions taken toward

meeting targets, and greenhouse gas ("GHG") emissions performance.

The Morgan Stanley Group is also involved in industry-led initiatives that inform how financial institutions set net-zero targets, and measure and disclose financed emissions, including the Net-Zero Banking Alliance ("NZBA") and the Partnership for Carbon Accounting Financials ("PCAF"). While these initiatives help inform Morgan Stanley Group's approach to net zero, it makes independent decisions regarding climate strategy.

Climate and Environmental Risk Management

Climate and environmental risks include impacts to biodiversity, pollution of land, water or air, climate change, deforestation and forest degradation, and other negative impacts on the environment as a result of human activities. Within climate and environmental risks, the risks arising from climate change are a particular area of focus.

The Group considers climate and environmental risks through two main categories: transition risks and physical risks.

- *Transition Risks:* Transitioning to a low-carbon and more environmentally sustainable economy will entail extensive regulatory, policy, legal, technology and market initiatives as society adapts to climate change, mitigates its causes and promotes a more sustainable environment. Depending on the nature, speed and focus of these changes, transition risks may pose varying types and levels of financial and reputational risk to businesses and other organisations.

- *Physical Risks:* These risks include both acute physical events such as flooding, and chronic physical risks related to longer-term shifts in climate patterns such as more frequent and prolonged drought and progressive shifts like biodiversity loss, land use change, habitat destruction and resource scarcity. Financial implications for organisations can range from direct damage to assets to indirect impacts from supply chain disruption, driven by factors such as changes in water availability, food security and agricultural productivity. Extreme temperature changes may affect an organisation's physical locations, operations,

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supply chain, transport needs and employee safety.

In addition, the Group may be exposed to litigation risk or reputational risk losses arising from compliance risks related to increasing and evolving ESG-focused regulation.

Managing Climate and Environmental Risks

The Central Climate Risk Team within Risk Management is responsible for working with stakeholders in Risk and across the Morgan Stanley Group to identify, monitor, mitigate and report on the climate-related financial risks it may face. This includes partnering with MSI Group stakeholders to manage and embed climate and environmental risks in the risk management framework including regional regulatory requirements and with consideration of the MSI Group's portfolio.

Climate change and other environmental considerations are incorporated into the MSI Group Risk Framework as drivers of Credit, Market, Operational, and Liquidity risks. Climate and environmental risks are also incorporated into policies and procedures. The MSI Group Risk Framework continues to be enhanced to meet requirements set out in new and evolving regulations.

Risk Identification and Materiality Assessment

As part of its bi-annual Risk Identification and Materiality Assessment process, MSI Group conducts granular risk assessments of climate and environmental risks. These include:

- *Risk Inventory:* The risk inventory captures climate and environmental risks as drivers of existing risks. Risk events assessed for their impact on credit, market, liquidity and funding and operational risks include: 1) transition risk driven by climate policy (carbon repricing and accelerated green technology) and other environmental policy (reduction of pollution); and 2) physical risk driven by climate events (extreme temperature, drought, wildfire, riverine flood, coastal floods, and storms) and other environmental events (biodiversity loss). In addition, the MSI Group has assessed the impact of climate and environmental risks to litigation, reputational, collateral risk, and strategic risks.

- *Materiality Assessment:* A quantitative assessment is performed on a bi-annual basis across risk types to determine the materiality of the impact of climate and environmental risks. A risk is considered material if the estimated stress loss or outflow is above the existing risk identification materiality threshold.

Results of Materiality Assessment

In 2023, for MSI Group, climate transition risk driven by a carbon repricing or an accelerated green energy technology transition was assessed as material for credit risk exposures. Climate physical risks were assessed as non-material for credit risk. Climate transition and physical risks were assessed as non-material for MSI Group collateral positions given low portfolio concentration to these types of risks. Operational risk (business disruption, litigation risk and reputational risk), liquidity risk and strategic risk were assessed as non-material for climate and environmental risks given estimated losses fell below respective materiality thresholds. Climate risk is identified as a driver of existing material market risks.

Risk Appetite and Limit Framework

Climate transition risk is incorporated into the MSI Group Risk Appetite and Limits Framework. An MSI Group Board-level Climate Stress Loss Limit ("CSLL") is set across credit and market risks, and is reviewed on an annual basis.

In addition to the CSLL, climate risk is incorporated into the Credit Risk Management Framework through industry sector limits as well as country and obligor ratings. Limits and ratings are monitored as per standards in credit risk management policies and procedures.

- *Climate Stress Loss Limit:* The MSI Group Board expresses risk appetite via the CSLL. To monitor potential credit and market risk losses against this limit, MSI Group runs a short-term transition risk carbon repricing scenario that assumes a global effort to address carbon emissions leads to a sudden and sustained carbon repricing across all countries. This scenario is run monthly and the results are reported quarterly to the MSI Group Risk Committee.

- *Industry Sector Limit:* Credit risk limits are established for industries that are highly exposed to climate risk. This process includes

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a portfolio segmentation of industries into groups with common climate risk profiles. These limits enable MSI Group to monitor and manage credit risk arising from climate risk.

- *Country Ratings:* ESG risk is incorporated into the internal sovereign credit rating assessment. The sovereign rating is an important input in determining country limits, therefore ESG considerations will influence risk appetite at the country level.

- *Obligor Ratings:* Climate risk is incorporated into the rating assessment for corporates. The corporate rating is an important input in determining single name limits, therefore climate risk will influence risk appetite at the single name level.

Scenario Analysis and Stress Testing

Scenario Analysis is central to MSI Group's Climate Risk Management Framework.

Both transition and physical risks can materialise over different time horizons. For example, extreme flooding events present near-term physical risks to vulnerable regions and populations, while e.g. certain climate policy measures, particularly those implemented over several years, present longer-term challenges as economies adjust to increased costs and market or technological changes stemming for new policies.

Therefore, scenarios may be developed to assess potential losses over the short, medium or long term. Risk Management defines these time horizons as:

Short Term: 0 - < 1 year

Medium Term: 1 - < 5 years

Long Term: > 5 years

MSI Group has implemented short term and long term scenarios to assess the impact of climate risks.

Short-term Credit and Market Risk Scenario Analysis: Informed by obligor carbon emissions data from external providers, the MSI Group employs a bottom up approach in assessing the financial impact of climate policy (carbon repricing) in a scenario that captures both counterparty probability of default and market price movements. An additional credit risk scenario that considers an accelerated transition to green energy technology is assessed for the

counterparties in the Energy sector and updated on a quarterly basis. Physical risk is assessed in stress scenarios to calculate the losses from acute physical events. As transition risk poses a greater risk of losses to MSI Group than physical risk, a Climate Stress Loss Limit was established for a transition risk scenario.

Operational Risk Scenario Analysis: A number of physical risk scenarios on the MSI Group are assessed focusing on business disruption due to climate change events (including extreme weather). Physical risk scenarios are selected based on a combination of probability and severity.

Litigation and Reputational Risk Scenarios: Litigation risk arising from Product Design is assessed, including inadequate due diligence and disclosure. Reputational risk losses are assessed for the scenario that is expected to result in the greatest harm to clients.

Strategic risk: The transition risk carbon repricing scenario was assessed for Strategic Risk.

Reverse Stress Testing: The MSI Group has developed a reverse stress test focused on physical risk of sea level rise.

Long-term Strategy Scenarios: MSI Group has conducted an exploratory long-term scenario analysis, running two 30-year quantitative scenarios to model late action (transition risk) and no additional action (physical risk) scenarios to inform MSI Group's materiality assessment and business strategy.

Climate Metrics and Targets

Climate Stress Loss Limit: MSI Group remained within its portfolio CSLL throughout 2023.

Credit Exposures: The Group's exposure to industries identified as having high climate transition or physical risk is a small percentage of overall credit exposure. Exposures to these industries with high climate transitional or physical risk comprise 2% and 3% of the Group's aggregate credit and counterparty risk net current exposure, respectively. Credit exposures to climate risk in the table below include treasury placements, lending commitments and trading activities, offset by credit risk mitigants such as collateral. Trade and other receivables are excluded.

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Exposures to High Risk Industries

	2023 Exposure in $ millions	% of Exposure
Transition Risk[1]	736	2 %
Physical Risk[1]	1,000	3 %
Total Net Exposure (excluding trade and other receivables)	37,545	

	2022 Exposure in $ millions	% of Exposure
Transition Risk[1]	1,691	4 %
Physical Risk[1]	1,905	4 %
Total Net Exposure (excluding trade and other receivables)	43,412	

(1) The industries identified as having high climate transition and physical risk were updated in 2023. The 2022 figures included in this table were revised accordingly.

The table above includes the credit exposure to industry sectors highly vulnerable to climate transition and climate physical risks. The vulnerability of obligors is assessed based on a segmentation approach which differentiates between low, medium, high and very high (high and very high are presented in the table). The segments are sub-industries with consistent climate risk profile. The assessment considers expert credit assessment, greenhouse gas emission data and external physical risk scores.

Operational Sustainability

Achieving Carbon-Neutral Operations

In 2022, the Morgan Stanley Group achieved its commitment to carbon neutrality across global operations[1]. This carbon neutrality status covers direct scope 1 emissions from own operations, scope 2 location-based emissions from purchasing energy and scope 3 emissions from business travel and downstream leased assets. The Morgan Stanley Group's carbon neutrality status for 2023 will be reported in the Morgan Stanley Group's 2023 ESG Report.

Energy Efficiency Opportunities in Operations

Energy efficiency opportunities in operations are represented through UK initiatives such as a quarterly assessment of equipment run-times and operational requirements, to maintain consistent performance.

Our Environmental Footprint

The following table sets out the Group's carbon emissions of the energy sources from its UK locations as required under the Companies Act 2006. Emissions have been calculated in line with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (Revised Edition) using emission factors from the Department for Energy Security and Net Zero (Greenhouse gas reporting: conversion factors 2023), the Department for Environment, Food & Rural Affairs ("DEFRA") (Table 13 – Indirect Emissions from the supply chain, March 2014) and the US EPA Center for Climate Leadership (Emission Factor Hub, April 2021).

In line with the Morgan Stanley Group's organisational structure, properties are primarily leased by service entity subsidiaries of the Morgan Stanley Group. The service entities recharge property and travel costs to the Group reflecting their usage. Total scope 1 and scope 2 emissions reported relate to the Group's usage of UK properties only. Scope 3 emissions relate to the Group's share of UK employee business travel only. This disclosure is a subset of the emissions reported in the financial statements of Morgan Stanley's UK service entities - Morgan Stanley UK Limited and Morgan Stanley UK Group Limited, both of which are subsidiaries of the MSI Group. Emissions reported exclude any emissions relating to employees working from home, as such emissions cannot be reliably quantified.

The table below represents the Company's share of the UK's carbon emissions for the years ended 31 December 2023 and 31 December 2022:

---

[1] Morgan Stanley Group's carbon-neutral status reflects the actions in the 2022 Morgan Stanley Group ESG Report. This is a management-determined metric that may be viewed or calculated differently by others who may use the same "carbon-neutral" terminology. Morgan Stanley Group has determined that the boundary around its carbon-neutrality status is Scope 1, Scope 2 location-based emissions, Scope 3 business travel and downstream leased assets, carbon offsets purchased from the voluntary carbon market, green power contracts and market instruments (e.g. Renewable Energy Certificates ("RECs"), Energy Attributable Certificates ("EACs")). There are instances in which green power contracts and instruments that are accepted for the purpose of meeting carbon neutrality do not align with the criteria required to reflect those purchases in the Scope 2 market-based figure in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) ("GHG Protocol"). For the Morgan Stanley global emissions data aligned with the GHG Protocol, please see the 2022 Morgan Stanley Group ESG Report.

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	2023		2022 (revised)*		2022 (as reported)	
*Energy consumption used to calculate emissions in kWh**	54,190,287		55,710,456		53,999,651	
	CO2e Tonnes***		CO2e Tonnes***		CO2e Tonnes***	
	Location based	Market based	Location based	Market based	Location based	Market based
Emission source						
Scope 1 – combustion of fuel and operation of facilities	482	482	394	394	394	394
Scope 2 – Electricity, heat, steam and cooling purchased for own use	10,714	10,313	10,379	17,410	10,048	1,534
Total scope 1 and scope 2	11,196	10,795	10,773	17,804	10,442	1,928
Scope 3 – Commercial air and ground transportation	7,101	7,101	3,682	3,682	3,682	3,682
Scope 3 – Employee expensed car mileage	16	16	19	19	19	19
Total emissions	18,313	17,912	14,474	21,505	14,143	5,629
Intensity ratio (tCO2e/SQM)**	0.1474	0.1421	0.1369	0.2262	0.1327	0.0245

*The 2022 market-based emissions have been revised to reflect a supplier specific emission factor aligned with the 2023 basis of calculation. In addition, total energy consumption for 2022 has been restated to include 1,710mWh for one UK location which had previously been omitted, which has also impacted the Scope 2 emissions

** Energy consumption includes Scope 1, 2 and Scope 3 - Employee expensed car mileage only

*** Tonnes of carbon dioxide equivalent

**** Tonnes of CO2e per square metre of UK real estate (Scope 1 and 2 emissions only)

The Group has chosen to report both location-based and market-based emissions for Scope 2. The location-based emissions reflect the average emissions of the grid where the energy consumption occurs and is calculated using the government-published UK electricity grid average factors. The market-based calculation uses supplier specific emission factors or residual mix factors (in order of preference), to align with the GHG Protocol's hierarchy of Scope 2 instruments. Where available, the Group also makes use of renewable energy guarantee of origin certificates to reduce its Scope 2 market-based emissions.

Total energy consumption for 2023 decreased by 3% from 2022, driven by lower allocation of UK real estate from service entity affiliates. Scope 2 location-based emissions increased by 3% as a result of UK grid electricity conversion factors increasing due to a decrease in renewable energy generation compared to last year. Scope 2 market-based emissions decreased by 41% due to the usage of renewable energy guarantee of origin certificates in 2023. Scope 3 location and market-based emissions increased by 93% due to higher demand for business travel and due to higher emissions factors published by DEFRA in June 2023 reflective of lower passenger numbers during COVID-19.

The intensity ratio is calculated using square metre ("SQM") of UK real estate. This is considered most appropriate as the service entity subsidiaries of the Morgan Stanley Group recharge property costs to the Group using SQM reflecting their usage. In addition, the Morgan Stanley Group manages its carbon emissions using this metric.

Portfolio Management Climate-related Disclosure

In the UK, FCA Policy Statement 21/24 introduced from 1 January 2022 required annual disclosures consistent with the recommendations of the TCFD at both entity level and product or portfolio level, covering portfolio management activities. The Company came into scope for the first time for the year ended 31 December 2023, under the FCA's phased introduction of these requirements, as a result of its portfolio management activities in relation to certain funds of Morgan Stanley's Investment Management ("MSIM"). The Company's activities in this regard will be included in MSIM's TCFD entity-level report ("Climate Report"), which will be published by June 2024 in the Sustainable Investing section of the Morgan Stanley website (https://www.morganstanley.com/im/publication/resources/msim_climate_report_2022.pdf).

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Solutions and Services

As part of its focus on Sustainable Solutions and Services, the Morgan Stanley Group is responding to client demand with financial solutions and advisory services designed to help deliver both competitive financial returns as well as environmental or social benefit. For more information, refer to https://www.morganstanley.com/about-us/sustainable-solutions-services.

Sustainable Finance Target

The Morgan Stanley Group is committed to mobilising $1 trillion in sustainable finance by 2030 which includes $750 billion to support low-carbon and green solutions. Low-carbon and green solutions will help commercialise and deploy new and existing technologies necessary for the global economy, and clients, to significantly decarbonise.

Progress toward this goal is guided by Morgan Stanley's Sustainable Finance Framework ("the Framework") and tracked at the global Morgan Stanley Group level. The Framework is maintained by the Global Sustainability Office, which considers the United Nations ("UN") Sustainable Development Goals and industry frameworks and standards such as the International Capital Markets Association's Green and Social Bond Principles when evaluating the Framework on an annual basis to help ensure alignment with evolving industry best practices. The Framework is further informed by input from contributing business units and relevant committees across the Morgan Stanley Group in order to remain aligned with the Morgan Stanley Group's ESG priorities and changes in business activities and products. Eligible themes and products under the Framework as well as progress towards this goal are reported in the 2022 Morgan Stanley Group ESG Report.

The Morgan Stanley Institute for Sustainable Investing

The Morgan Stanley Institute for Sustainable Investing ("ISI") aims to accelerate sustainable finance by driving innovation, empowering investors with insights and supporting the development of the next generation of sustainable investing leaders. The ISI supports two capacity building efforts that help emerging talent contribute their ideas to sustainable solutions: the Sustainable Investing Challenge and the Sustainable Investing Fellowship. The ISI also runs the Sustainable Solutions Collaborative that grants $250,000 awards to innovators engaged in breakthrough sustainable solutions that range from commercial to non-profit.

For example, the 2022 Sustainable Solutions Collaborative's cohort consisted of Notpla, a UK-based sustainable packaging startup, which has developed a seaweed-based alternative to single-use plastic containers with transformative potential. In December 2022, Notpla was the recipient of the £1 million Earthshot Prize, founded by the Price of Wales to identify and scale solutions to help repair the planet.

For more information on this core focus area, refer to: https://www.morganstanley.com/what-we-do/institute-for-sustainable-investing.

Inclusive Ventures Group

The Morgan Stanley Inclusive Ventures Group ("MSIVG") works to address the significant market inefficiency limiting access to capital for underrepresented startup founders. MSIVG's innovative approach to bridging investment gaps focuses on changing investor attitudes and behaviours, accelerating growth and investing directly in early-stage, technology-enabled companies founded by underserved entrepreneurs. MSIVG's mission is to deliver strong returns and long-term value by creating a more equitable investment landscape.

Morgan Stanley Inclusive Ventures Lab

The Morgan Stanley Inclusive Ventures Lab ("the Lab") is an intensive, five-month, in-house accelerator designed to help further develop and scale startups, culminating in a showcase presentation and Demo Day to the investor community. After its US launch in 2017, the Lab expanded to EMEA in 2021 and hosted its first regional cohort comprising of 5 companies. Through the Lab, the Morgan Stanley Group makes direct investments in early-stage, technology and technology enabled companies, and supports each founder's growth and development through a rigorous program and a global ecosystem of internal and external partners. The Lab provides startups in the

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program with much-needed access to investors —along with the tools, resources and connections to grow and thrive. The EMEA Lab has invested in 14 high-potential companies to date, 9 of which are based in the UK and have raised approximately £5 million during the accelerator program.

Sustainability Governance and Risk Management

Information on the Corporate Governance arrangements in place for the Company are described in the 'Corporate Governance Framework' section in the Strategic Report.

Details of engagement activities undertaken by the Board in 2023 with employees, suppliers, clients and other stakeholders and how they inform decision making are also provided in the Strategic Report within the 'Stakeholder Engagement and Section 172(1) Statement'.

ESG Governance

The Group takes an integrated approach to ESG management, with oversight from senior management and input from across the core business and support functions. To coordinate and support the Group's efforts around sustainability, a management level EMEA ESG Committee is in place to support the Group in the continued consideration, governance and oversight of the incorporation of ESG risks into strategy, business processes and risk management. In particular, the EMEA ESG Committee assists in the development of a ESG strategy, oversees the embedding of ESG risks into the risk and control framework and oversees the tracking, analysis and implementation of key regulatory requirements related to ESG. The EMEA ESG Committee reports on at least an annual basis to the Morgan Stanley Group ESG Committee.

At a Company level, the Board has appointed the EMEA Chief Risk Officer ("CRO") as the Senior Manager responsible for managing the financial risks from climate change. The EMEA CRO Co-Chairs the EMEA ESG Committee and is a member of the Board. The EMEA Chief Administrative Officer and the EMEA Chief Operating Officer are both members of the EMEA ESG Committee and members of the MSI Board and the Board.

During 2023 the Board had oversight of various climate related matters on a regular basis. In particular the Board, as part of an annual process, approved the Business Plan, which included the commitment to sustainability and how the Group will support Morgan Stanley's sustainability strategy by delivering sustainable revenues and achieving sustainable operations. Furthermore, the Board received regular updates on progress against 2023 sustainability business performance priorities which include growing ESG products and services. In addition, the Board received an overview of ESG and sustainability at Morgan Stanley in EMEA, covering implementation of Morgan Stanley's Global Sustainability Strategy, revenue opportunities identified in both product solutions and the advisory business, the development of the risk management framework to support management of financial, physical and transition risks and the rapidly evolving global regulatory landscape.

The MSI Risk Committee received an overview of the MSI Group Climate Risk Framework and in particular an explanation of the scenario analysis and stress testing tools used to identify and monitor climate risk. Also, the MSI Risk Committee reviewed and approved updates to the MSI Group and the Company's respective RAS which include climate change as a driver of existing risks.

Risk Management

Environmental and Social Risk Management

In addition to the management of financial risks arising from climate change and environmental degradation, which is described in the section 'Climate and Environmental Risk Management', a Morgan Stanley Group-wide approach is taken to the management of environmental and social risks that could impact its reputation. Morgan Stanley's Environmental and Social Risk Management Group ("ESRM") provides internal subject matter expertise on environmental and social risk, manages development and implementation of Morgan Stanley Group's Environmental and Social Policy Statement and related policies and procedures, conducts diligence on relevant transactions, engages with stakeholders and monitors emerging risks and developments in partnership with the Business Units, Global Sustainability Office and other relevant control functions.

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Due diligence and risk management processes are designed to identify, assess and address potentially significant environmental and social issues that may impact the Morgan Stanley Group, clients and other stakeholders. As outlined in Morgan Stanley's Environmental and Social Policy Statement, Morgan Stanley Group has a tailored approaches to certain sectors and cross-sector environmental and social issues. Transactions that carry potential franchise risk associated with environmental and social issues may be escalated to the Global Franchise Committee, or Regional Franchise Committees such as the EMEA Franchise Committee, as well as senior management. This Policy Statement is reviewed annually and updated as necessary to reflect strategy and key developments. For further detail, refer to Morgan Stanley's Environmental and Social Policy Statement which can be found at http://www.morganstanley.com/about-us-governance.

Operational Resilience

The Group's critical processes and businesses could be disrupted by events including cyber-attacks, failure or loss of access to technology and/or associated data, military conflicts, acts of terror, natural disasters, severe weather events, and infectious diseases. Morgan Stanley Group's Firm Resilience organisation is responsible for maintaining global programs for Business Continuity Management and Disaster Recovery. Refer to note '25.4.7 Business Continuity Management and Disaster Recovery' for further information.

Business Strategy Resilience

In 2022, the Group conducted a qualitative assessment of the potential business outcomes of four long-term scenarios that considered both transition and physical risk. The impact on business activities was broadly assessed to be limited in most circumstances given the agility of the Group's business model to adapt to evolving market conditions. Insights were included as an input into business strategy and planning. For further detail on the Morgan Stanley Group's approach to scenario analysis, refer to the 2022 Morgan Stanley Group ESG Report.

To estimate the impact of climate risk on strategic risk, the impact on the Group's revenues as a result of adverse client impacts in the short-term transition carbon repricing scenario were modelled. This analysis concluded that strategic risk under this scenario is non-material for the Group. For more details, refer to the ESG Report 'Climate and Environmental Risk Management - Scenario Analysis and Stress Testing' section.

Ethical Business Conduct

Human Rights in the Supply Chain

The Morgan Stanley Group is committed to being a responsible corporate citizen and fulfilling the important role business can play in protecting and advancing global standards for human rights including equal opportunity, the freedom to associate and bargain collectively, and the elimination of modern slavery, human trafficking and harmful or exploitative forms of child labour.

Human rights considerations are incorporated into the transaction due diligence process, engagement with companies, supplier expectations, and own operations.

Morgan Stanley Group is committed to complying with the laws and regulations of the countries in which it operates while simultaneously conducting business and encouraging the promotion of human rights through its policies, standards, and practices. Its approach is guided by leading frameworks, including the Universal Declaration of Human Rights, adopted by the UN General Assembly and the UN Guiding Principles on Business and Human Rights.

Morgan Stanley Group's Supplier Code of Conduct outlines expectations with regard to human rights, employment and non-discrimination practices, health and safety, diversity and inclusion, data protection, and is included in supplier agreements. As outlined in the Supplier Code of Conduct, suppliers must conduct their operations in a socially responsible, non-discriminatory manner, and in full compliance with applicable laws including, but not limited to, those associated with personal information, equal opportunity, child labour, forced or compulsory labour, working hours and compensation, freedom of association, collective bargaining and a harassment-free work environment.

Each year, the Morgan Stanley Group publishes its Modern Slavery and Human Trafficking Statement in accordance with Section 54 of the UK Modern Slavery Act 2015 that outlines the steps taken by Morgan Stanley during the preceding financial year to address the risk of

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modern slavery in its own operations and supply chain, as well as future plans in that regard.

The Modern Slavery and Human Trafficking Statement is part of the contractual supplier agreements. If the Group finds information through its negative media searches that a supplier is violating the statement, they may be considered to be in breach of contract, and subject to termination of the supplier agreement. For assessments completed in 2023, the Group has not found and is not aware of any suppliers engaging in modern slavery and human trafficking.

For further detail, refer to the Human Rights Statement, Modern Slavery and Human Trafficking Statement, Environmental and Social Policy Statement, and Supplier Code of Conduct, which can be found at http://www.morganstanley.com/about-us-governance.

Combating Corruption

The Group, principally through Morgan Stanley Group's Legal and Compliance Division, has established and implemented policies, procedures, and internal controls reasonably designed to comply with applicable anti-corruption laws and regulations in the jurisdictions in which it operates.

The Morgan Stanley Group's Global Anti-Corruption Policy, which is updated annually and approved by the Audit Committee, addresses corruption risks and prohibits offering, promising, giving or authorising others to give anything of value, either directly or indirectly, to any party, to improperly obtain or retain business or gain an improper business advantage. It also prohibits receiving, or agreeing to receive, anything of value that results or may result in the improper performance of employees' duties at Morgan Stanley. These values are embedded within the Morgan Stanley Group's Code of Conduct, to which employees must attest their understanding of, and adherence to, on an annual basis. For details, refer to: https://www.morganstanley.com/about-us-governance/code-of-conduct

An annual risk assessment is performed to consider key areas of potential corruption risk. Anti-corruption training is provided to all staff globally on an annual basis and targeted training is additionally conducted as necessary.

Morgan Stanley Group maintains whistleblowing policies and procedures to ensure that individuals can confidentially report concerns when these arise. Management information regarding the anti-corruption program is reported to appropriate senior management personnel through Legal and Compliance Division governance frameworks.

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Stakeholder Engagement and Section 172(1) Statement

Directors of the Company are required to act in a way that they consider, in good faith, to be most likely to promote the success of the Company for the benefit of its members as a whole, and in so doing have regard, among other matters, to:

- the likely consequences of any decision in the long term;

- the interests of the Company's employees;

- the need to foster the Company's business relationships with suppliers, customers and others;

- the impact of the Company's operations on the community and the environment;

- the desirability of the Company maintaining a reputation for high standards of business conduct; and

- the need to act fairly as between members of the Company.

To assist them in discharging their duty under s172 Companies Act 2006, Directors undertake a number of stakeholder engagement activities to provide them with the information they need to understand the views and interests of stakeholders. This information helps Directors to have regard to stakeholder interests, and the likely long term consequences, including to the reputation of the Company, when making decisions and setting strategy. The Company's key stakeholders were considered in 2023, and are listed below with examples of the stakeholder engagement activities that took place in 2023.

Employees

During 2023, Directors continued a program of "open door" sessions at which employees were encouraged to ask questions about the Company's business, its strategy, performance, current initiatives and the role of the Board. Employees also attended MSI Board meetings to report on employee initiatives as part of the employee talent programs and MSI Nomination and Governance Committee ("NomCo") meetings to report on Diversity and Inclusion initiatives within the MSI Group. The Board continued to focus on employee culture and conduct through regular reports to the MSI Audit Committee and

Board which informed management actions for the year. For more information on employees, diversity and inclusion, and culture, refer to the ESG Report - 'Human Capital' section.

Suppliers

Reporting on the Morgan Stanley Modern Slavery Act Statement provided the Board with insights into how supplier relationships are managed. The Board also considered supply chain operational resilience.

Clients

Throughout the year, the Board received reports from the heads of each Business Unit on the competitive landscape for their business and the plans in place to respond to changing client demands. Business Unit heads also provided regular updates on performance and client focus areas which gave the Board insight into client issues and concerns. The Board focused particularly on the geopolitical environment and the higher interest rate environment and its impact on clients and the markets. Focus areas of the Board Strategy day included the macro-economic environment and its impact on markets and global strategies. The Board continued to oversee the implementation of the FCA's Consumer Duty Principles.

Community and Environment

The Morgan Stanley Group is committed to giving back to the communities in which it operates. The Board receives updates on giving back and sustainability initiatives taking place in EMEA. Refer to the following sections of the ESG Report for more information: (i) Morgan Stanley's community initiatives see the 'Supporting Communities Where We Live And Work' section; (ii) Morgan Stanley Group's and the MSI Group's approach to Climate Risk, see the 'Climate and Environmental Risk Management' section; (iii) Morgan Stanley's and the MSI Group's sustainability initiatives, see 'Climate and Environment', and (iv) climate-related matters considered by the MSI Board and the Company (see 'ESG Governance' section).

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STRATEGIC REPORT

Regulators

In 2023, the Board considered regulatory focus areas at each of its meetings and the Board continued its open and ongoing dialogue with the Company's regulators, including through meetings with the Chair and CEO. In addition, individual Directors engage regularly with both regulators through Continuous Assessment and Proactive Engagement meetings.

Investors

The Company is a wholly owned subsidiary of Morgan Stanley. A number of Executive Directors on the Board are members of Morgan Stanley Group management committees and are able to provide the Board with insights on Morgan Stanley's views and priorities. Further insight into the views of Morgan Stanley and its shareholders are obtained through regular interactions between the Company's Chair and Chairs of the MSI Board Committees and the Morgan Stanley non-executive directors, including the Chairs of the Morgan Stanley Audit Committee, Risk Committee, and Compensation, Management Development and Succession Committee.

Making Decisions

When making decisions, the Board considers the insights obtained through relevant stakeholder engagement activities as well as the need to maintain a reputation for high standards of business conduct and the long term consequences of its decisions. Principal decisions taken by the Board in 2023 included approval of the establishment of a new branch and a number of annual approvals, including the Business Plan, the 2022 ICAAP and the MSI Group's 2023 ILAAP.

DocuSign Envelope ID: B447D78D-B563-411B-AEFE-44AB711F47F3

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Corporate Governance

Corporate Governance Framework

The Company seeks to align with best practice guidance on the corporate governance of financial institutions. While it has chosen not to formally adopt an additional corporate governance code, the corporate governance arrangements in place for the Company are described below and are materially in accordance with the framework set out in the Wates Corporate Governance Principles. As a financial services firm, the Company applies regulatory requirements set out by the PRA and FCA when determining its corporate governance arrangements.

Purpose

The Company's purpose is to deliver the strategy of the Morgan Stanley Group in the markets and communities in which it operates and to its global client base.

Our Strategy

What we do - Advise, originate, trade, manage and distribute capital for governments, institutions and individuals, and always do so with a standard of excellence.

How we do it - Execute in a way that is consistent with our values and, whenever possible, deliver more than one part of the Morgan Stanley Group.

With what result - Deliver strong returns for our shareholders, build long-term value for our clients and offer highly attractive career opportunities for our employees.

Board Composition

At 31 December 2023, the Board comprised 15 Directors (8 Executive Directors and 7 Non-Executive Directors). The diagram below provides an overview of the Board. In line with corporate governance best practice, the roles of Chair and CEO are held by different people.



1. Arun Kohli resigned as an Executive Director of the Company on 21 August 2023 and Christopher Beatty was appointed as an Executive Director of the Company on 18 August 2023.
2. David Russell retired as an Executive Director of the Company on 17 January 2023 and was replaced by David Cantillon on the same date.
3. David Cannon stood down as Chair of the MSI Audit Committee on 17 May 2023 and was replaced by Megan Butler on the same date.

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The size, structure and composition of the Board is reviewed annually to ensure it remains appropriate and promotes effective decision making. The NomCo, led by the Chair, considers the balance of skills and experience on the Board, with recommendations made to the Board as needed. Having a diverse range of approaches, backgrounds, skills, experience, opinions and views on the Board is important. To promote this the Board has a Board Diversity policy in place which is reviewed annually and includes a target of at least 40% female representation on the Board by 2025. As at 31 December 2023, 47% of the Board was female. The policy also includes a target of a minimum of one Board director from an ethnic minority background, which the Board currently meets. The targets set out in the policy are in line with industry targets for diversity and inclusion.

New appointments to the Board are reviewed by the NomCo prior to recommendation to the Board for approval. The NomCo will consider a number of factors when deciding on a new appointment including, but not limited to, a candidate's: skills, experience, demographics, ethnicity, gender and geographical experience; honesty, integrity and independence of mind; time commitment; and collective fit with the Board and the Morgan Stanley core values.

When new Directors are appointed to the Board, they receive a tailored induction program designed to give them a broad understanding of the Company, its business and governance and risk management frameworks and an understanding of their regulatory and legal responsibilities. To keep their skills and knowledge up to date, the Board receives training sessions on key topics. Non-Executive Directors receive additional briefings from senior management, attend site visits to ensure they continue to have the skills and knowledge needed to fulfil their role and Directors continued a program of "open door sessions" throughout 2023. For more information see the 'Employees' section of the 'Stakeholder Engagement and Section 172(1) Statement' section.

The Board reviews its effectiveness annually using either an internal or externally facilitated assessment. In 2023 an external effectiveness review of the Board and MSI Board Committees was carried out. Directors also receive individual annual performance assessments to assist with their personal development.

Director Responsibilities

The Board and each Director have a clear understanding of their responsibilities. These are set out in the matters reserved to the Board and the terms of reference for each of the MSI Board Committees and the role profile provided to each director on appointment, and are reviewed periodically.

The Company is a wholly owned subsidiary of MSI. The MSI Board has established Board Committees to assist it, and a number of its regulated subsidiaries, in performing their duties. The MSI Board is assisted in discharging its responsibilities via the MSI Audit Committee, Risk Committee, Remuneration Committee, and NomCo. The Board Committees are described below in the 'MSI Board Committee Structure and EMEA Executive Management Structure' section.

In 2023 the Board met 10 times and received regular reporting on key aspects of the Company's business, including performance against KPIs, financial performance, risk management information and updates on market conditions and the regulatory environment. The MSI Risk Committee and MSI Audit Committee meet at least quarterly and the MSI Remuneration Committee and NomCo meet at least twice a year to receive reports on key matters within their remit.

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MSI Board Committee Structure and EMEA Executive Management Structure



Board Committees

The MSI Risk Committee assists the Board on the management of financial and non-financial risks, including (i) risk strategy and appetite; (ii) risk identification and management; (iii) risk framework and policies; (iv) measurement of risk against tolerance and limits; (v) risk culture (save for conduct risk, which is overseen by the MSI Audit Committee); (vi) financial resource management and capital; and (vii) recovery and resolution.

The MSI Audit Committee assists the Board in monitoring: (i) financial reporting; (ii) internal controls; (iii) legal and regulatory compliance (including Client Assets Sourcebook ("CASS") requirements); (iv) internal audit; (v) external auditors; and (vi) recovery and resolution planning.

The MSI Remuneration Committee assists the Board in (i) overseeing the implementation of remuneration policies and practices applicable to the Company (as a member of the MSI Group) and (ii) overseeing compliance by the Company with applicable EU and UK remuneration rules, statements and guidance.

The NomCo assists the Board in (i) the recruitment of Board members; (ii) assessment of the performance of the Board and (iii) the MSI Group corporate governance framework (as it applies to the Company).

Each MSI Board Committee is comprised solely of independent Non-Executive Directors appointed to provide robust and effective challenge of the matters within its remit. Processes are in place to manage conflicts of interest, should they arise.

EMEA Executive and Management Committees

Day to day management of the Company's business is delegated to key EMEA Executive Committees, namely the EMEA Operating Committee, the EMEA Remuneration Oversight Committee, and the EMEA Risk Committee.

These Executive Committees are the most senior MSI Group executive management committees and have responsibility for overseeing business performance, operations and risks identified in relation to the MSI Group. The Executive Committees are supported in their oversight of

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specific areas of the MSI Group's activities by a number of management committees.

Executive Committees

The **EMEA Operating Committee** ("**EOC**") is the principal forum for key decisions regarding matters affecting the operations and performance of the MSI Group in accordance with the strategy approved by the MSI Board. The Committee's responsibilities include matters relating to: (i) strategy; (ii) financial and business performance; (iii) risk and control; (iv) operational, legal and regulatory matters; and (v) human resources.

The **EMEA Remuneration Oversight Committee** provides executive oversight of EMEA remuneration matters and helps to ensure remuneration practices in EMEA are compliant with relevant UK and EU legislation and do not incentivise excessive risk taking.

The **EMEA Risk Committee** ("**ERC**") assists in the oversight of the MSI Group's management of risk (including financial and non-financial risks) within the MSI Group. The Committee provides oversight of: (i) risk strategy and appetite; (ii) risk framework and policies; (iii) risk identification and management; (iv) risk culture; and (v) financial resource management and capital.

Management-level Committees

The **EMEA Asset and Liability Committee** assists the ERC to oversee the capital adequacy, funding, and liquidity risk management of the MSI Group.

The **EMEA Client Assets Governance Committee** provides support for MSI Group's compliance with CASS requirements, and acts as the principal body for providing governance of CASS related issues, being responsible for co-ordinating the approach to managing Client Money and Client Assets.

The **EMEA Electronic Trading Governance Committee** is established by the ERC to review and challenge controls applicable to the electronic trading business undertaken by the MSI Group.

The **EMEA ESG Committee** supports the MSI Group and EMEA business in the development of a comprehensive approach to the incorporation of ESG risks into business strategy, business processes and risk management in EMEA.

The **EMEA Franchise Committee** assists in the oversight of potentially significant reputational or franchise risks in connection with relevant transactions, activities and clients in EMEA.

The **EMEA Non-Financial Risk Committee** assists and provides guidance to the ERC in relation to the oversight of the management of non-financial risk of the MSI Group and the wider EMEA managed business.

The **EMEA Operational Resilience Steering Committee** assists the EOC to manage and oversee the implementation of and ongoing adherence to Operational Resilience standards in the UK and Ireland, including monitoring of embeddedness in Business As Usual.

The **EMEA Product Committee** assists the ERC in discharging its responsibilities for the oversight of approvals of New Products, and the oversight of product governance.

The **EMEA Public Disclosure Review Committee** provides governance and oversight over publicly disclosed information relating to Morgan Stanley's EMEA business.

The **EMEA Recovery and Resolution Stakeholder Committee** assists the EOC in the oversight of Morgan Stanley's recovery and resolution planning as it pertains to the MSI Group.

The **EMEA Regulatory Oversight Steering Committee** provides oversight of (i) deliverables due in response to findings of or requests from the FCA and PRA, and (ii) MSI Group strategic initiatives.

The **EMEA Third Party Governance Committee** is responsible for the governance and oversight of the outsourcing risk management framework as it relates to UK-regulated Morgan Stanley entities.

Strategy and Risk

The Board sets the Company strategy, which implements the Global Morgan Stanley Strategy as it applies to the Company's business and is aligned to the Company's RAS. The Board, with assistance from the MSI Risk Committee, reviews performance against the strategy and risk appetite (including compliance with the risk management framework, risk tolerances and risk limits) at its meetings throughout the year. The Board holds an annual strategy day to consider long term strategic opportunities and risks for the

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business. Significant changes in strategy or risk appetite, including material changes to the Company's business, require Board consideration and approval to ensure they are in the long-term interests of the Company and to consider the impact on key stakeholders. The Board is supported in its monitoring of financial and non-financial risk by the MSI Risk and Audit Committees. The ERC is responsible for the oversight of the day to day management of the Company's financial and non-financial risks. Further information on the risk management framework applicable to the Company's business is provided in the 'Risk Management' section of the Strategic Report.

Remuneration

The Company, as a wholly owned subsidiary of Morgan Stanley, is subject to Global Morgan Stanley Remuneration Policies and Procedures which determine the remuneration paid to Company employees. Morgan Stanley has a pay for performance philosophy and is committed to responsible compensation programs with the following key objectives, all of which support Morgan Stanley's culture and values and shareholders' interests: deliver pay for sustainable performance; align compensation with shareholders' interests; attract and retain top talent; and mitigate excessive risk-taking. The Board has delegated responsibility to the MSI Remuneration Committee to oversee the implementation of those policies and procedures to the Company's business and oversee compliance by the Company with applicable EU and UK remuneration rules, statements and guidance.

Further information on the link between the culture, values and conduct of employees and their remuneration is provided in the 'Risk Culture' section of Risk Management. Information about compliance with the Capital Requirements Directive ("CRD V"), the FCA Remuneration Code for dual-regulated firms ("SYSC 19D"), the PRA Rulebook: Remuneration, and any guidelines or guidance related to these provisions is included in MSI's annual CRR 450 remuneration disclosure.

Approved by the Board and signed on its behalf by

A Mullineaux

Director

18 April 2024

MORGAN STANLEY & CO. INTERNATIONAL plc

DIRECTORS' REPORT

The Directors present their report and consolidated financial statements of the Group and Company, which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of financial position, consolidated statement of cash flows, together with the Company's statement of changes in equity, statement of financial position and the Group and Company related notes 1 to 33 and the appendix to the financial statements for the year ended 31 December 2023.

Results and Dividends

The Group's profit for the year, after tax, was $1,049 million (2022: $1,396 million).

On 18 May 2023, the Company paid a dividend of $1,000 million (31 December 2022: $nil) to Morgan Stanley Investments (UK) ("MSIUK").

The Company paid the following dividends on 30 November 2023 (see 'Dividends' note 21):

• Coupon payment on the $1,300 million AT1 capital instrument of $71 million (2022: $71 million);

• Coupon payment on the $2,200 million AT1 capital instrument of $165 million (2022: $165 million); and

• Coupon payment on the $800 million AT1 capital instrument of $87 million (2022: $nil);

On 14 December 2023, the Board approved and paid a dividend of $180 million (31 December 2022: $nil) under the dividend policy to MSIUK. Additionally, on 18 April 2024, the Board approved a final dividend of $180 million under the policy. Refer to note 21 for details on the dividend policy.

Regulation, Risk Management, Branches and Future Developments

Information regarding regulation, risk management, branches and future developments has been included in the Strategic Report.

Corporate Governance Arrangements

Information on the Corporate Governance Arrangements for the Company has been included within the Strategic Report.

Energy and Carbon Reporting

Information on the Company's UK energy and carbon reporting has been included in the Strategic Report within the 'ESG Report' section.

Employees

Both the Company and the Morgan Stanley Group place considerable value on the investment in their employees and have continued their practice of keeping employees informed on matters affecting them. Employees are encouraged to present their suggestions and views on the Morgan Stanley Group's performance to management and employees participate directly in the success of the business through the Morgan Stanley Group's various compensation incentive plans.

Every effort is also made to ensure that disabled applicants, or those existing employees who are disabled or may have become disabled, are treated as fairly as possible on terms comparable with those of other employees. Appropriate training is arranged for disabled persons, including retraining for alternative work for employees who become disabled, to promote their career development within the organisation.

Employee Remuneration

The Group employs staff directly, in addition to utilising staff employed by other Morgan Stanley Group undertakings. The Group's policies are comparable and consistent with those of the Morgan Stanley Group, which include the deferral of significant portions of certain key employees' discretionary compensation. Notes 7 and 31 to the consolidated financial statements provide additional information and disclosure regarding the Group's compensation policies.

Stakeholder Relationships and Engagement

Details of engagement activities undertaken by the Board in 2023 with suppliers, clients and other stakeholders and how they inform decision making are provided in the 'S172(1) Statement' section in the Strategic Report.

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DIRECTORS' REPORT

Pillar 3 Disclosures and Country-by-Country Reporting

The Company is included in the MSI Group Pillar 3 disclosures, which allow investors and other market participants to understand capital adequacy, particularly risk exposures and risk management processes of individual firms required by the EU implementation of Basel capital standards.

The Company is also included in the MSI consolidated disclosure to comply with the provisions of Statutory Instrument 2013 No. 3118 Capital Requirements (Country-by-Country Reporting) Regulations 2013, which implements in the UK the requirements set out in Article 89 of the Capital Requirement Directive (Directive 2013/36/EU). The Pillar 3 disclosures and the Country-by-Country Reporting for the MSI Group for the year ended 31 December 2023 will be made available on the Morgan Stanley website at https://www.morganstanley.com/investorrelations

Directors

The following Directors held office throughout the year and to the date of approval of this report (except where otherwise shown):

J Bloomer	(Chair)
C Beatty	(appointed 18 August 2023)
M Butler	
D Cannon	
D Cantillon	(appointed 17 January 2023)
T Duhon	
A Kohli	(resigned 21 August 2023)
K Lazaroo	
A Mullineaux	
S Orlacchio	
J Pearce	
M Richards	
D Russell	(resigned 17 January 2023)
A Sekhar	
P Taylor	
N Whyte	
C Woodman	

Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance is taken out by Morgan Stanley, for the benefit of the Directors and Officers of the Group.

Directors' Indemnity

Qualifying third party indemnity provisions (as defined in section 234 of the Companies Act 2006) were in force during the year and up to and including the date of the Directors' report for the benefit of the Directors of the Group.

Audit Committee

MSI, the Company's ultimate UK parent undertaking, has appointed the MSI Audit Committee to assist and provide guidance to the Boards of MSI, the Company, other MSI regulated subsidiary undertakings and certain other Morgan Stanley Group undertakings in monitoring, among other things, internal controls, compliance, and external financial reporting obligations. For details on the Risk governance framework, refer to 'Risk Management Framework' within the Strategic Report.

Going Concern

Business risks associated with the uncertain market and economic conditions are being actively monitored and managed by the Group. Retaining sufficient capital and liquidity to withstand these market pressures remains central to the Group's strategy. In particular, the Group's capital and liquidity is deemed sufficient to exceed regulatory minimums under both a normal and in a stressed market environment. The effect of relevant macroeconomic scenarios on the business of the Group have been considered as part of the going concern analysis, including impact on operational capacity, access to capital and liquidity, contractual obligations, asset valuations and other critical accounting judgements and key sources of estimation uncertainty. The Group has access to further Morgan Stanley Group capital and liquidity as required.

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DIRECTORS' REPORT

Taking all of these factors into consideration, the Directors believe it is reasonable to assume that the Group will have access to adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual reports and financial statements.

Auditor

Deloitte LLP have expressed their willingness to continue in office as auditor of the Group and their re-appointment was approved by the MSI Board on 20 April 2023.

Statement as to Disclosure of Information to the Auditor

Each of the persons who are Directors of the Company at the date when this report is approved confirms that:

- so far as each of the Directors is aware, there is no relevant audit information (being information needed by the Group's auditor in connection with preparing their report) of which the Group's auditor is unaware; and

- each of the Directors has taken all the steps that they ought to have taken as a Director to make themselves aware of any relevant audit information and to establish that the Group's auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Approved by the Board and signed on its behalf by

DocuSigned by:

ANTHONY MULLINEAUX

9A10B5202FE4470...

A Mullineaux

Director

18 April 2024

MORGAN STANLEY & CO. INTERNATIONAL plc

DIRECTORS' REPORT

Directors' Responsibilities Statement

The Directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards ("IFRS") as adopted by the EU and Article 4 of the International Accounting Standards ("IAS") Regulation and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101 "Reduced Disclosure Framework" ("FRS 101"). Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing the Group financial statements, the Directors are required by IAS 1 *'Presentation of financial statements'* to:

- properly select and apply accounting policies;

- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

- make an assessment of the Group's ability to continue as a going concern.

In preparing the Company financial statements, the Directors are also required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and accounting estimates that are reasonable and prudent;

- state whether applicable UK accounting standards have been followed; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors are responsible for preparing and filing the consolidated financial statements of the Group in compliance with the European Single Electronic Format Regulation (EU) 2019/815 ("ESEF Regulation") with the relevant member state regulator's storage mechanism. In preparing the Group financial statements in compliance with ESEF Regulation, the Directors are required to:

- prepare the Group financial statements in a valid xHTML format; and

- apply iXBRL markup of the Group financial statements using the core taxonomy and the common rules on markups specified in the ESEF Regulation.

The Directors confirm to the best of their knowledge:

- in accordance with Article 3.2(c) of the Luxembourg Law on Transparency Requirements for Issuers of 11 January 2008, as amended ("Luxembourg Transparency Law"), the consolidated financial statements, which have been prepared in accordance with UK-adopted International Accounting Standards, IFRSs as adopted by the EU and in compliance with the ESEF Regulation, have been prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets,

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liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and

- the management report represented by the Strategic Report has been prepared in accordance with Article 3.2(c) of Luxembourg Transparency Law, and includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces.

Approved by the Board and signed on its behalf by

DocuSigned by:

ANTHONY MULLINEAUX

9A10B5202FE4470...

A Mullineaux

Director

18 April 2024

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Report on the Audit of the Financial Statements

Opinion

In our opinion:

- the financial statements of Morgan Stanley & Co. International plc (the "parent company") and its subsidiaries (the "Group") give a true and fair view of the state of the Group's and the parent company's affairs as at 31 December 2023 and of the Group's profit for the year then ended;

- the Group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards, and International Financial Reporting Standards ("IFRSs") as adopted by the EU;

- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard ("FRS") 101 "Reduced Disclosure Framework"; and

- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

Group	Parent company
• Consolidated income statement; • Consolidated statement of comprehensive income; • Consolidated statement of changes in equity; • Consolidated statement of financial position; and • Consolidated statement of cash flows.	• Statement of changes in equity; and • Statement of financial position.
Group and Parent Company	
• Relevant notes 1 – 33 to the financial statements.	

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law, United Kingdom adopted international accounting standards, and IFRSs as adopted by the EU.

The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the Group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the "FRC's") Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the Group and parent company for the year are disclosed in note 7 to the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Summary of our audit approach

Key audit matter

The key audit matter that we identified in the current year was:

- Valuation of Level 3 financial instruments

Materiality

The materiality that we used for the Group financial statements in the current year was $176 million, which was determined on the basis of 0.75% of total equity.

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Scoping

The planning and scoping of our audit consider the Group's business, organisational structure and global operating model. This model comprises a common control structure for key business processes and internal controls over financial reporting.

Based on this global operating model, our audit scope is globally integrated with various audit procedures performed by our component auditor, Deloitte & Touche LLP, USA, the lead auditor of the ultimate parent company, Morgan Stanley.

Significant changes in our approach

There are no significant changes in our approach as compared to the prior year.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the Directors' assessment of the Group's and parent company's ability to continue to adopt the going concern basis of accounting included understanding the current and forecast profitability of the entity, the historical accuracy of the forecasts and the capital and liquidity position relative to minimum regulatory requirements, under base and stress forecasts, over the lookout period, being a period of at least twelve months from when the financial statements are authorised for issue.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and parent company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of Level 3 financial instruments

Relevant references in the financial statements

Group financial statements:

- Note 2 – Basis of Preparation – (e) Critical accounting judgements and key sources of estimation uncertainty
- Note 3 – Summary of material accounting policies – (d) Fair value
- Note 29 – Financial instruments measured at fair value – (a) (c) (d) (e)

Key audit matter description

As at 31 December 2023, the Group and parent company's total financial assets and liabilities measured at fair value were each $458 billion (2022: $461 billion) and $352 billion (2022: $370 billion), respectively, of which Level 3 financial assets and liabilities were $4.9 billion (2022: $4.9 billion) and $2.9 billion (2022: $2.3 billion), respectively.

The Group and parent company's trading and financing activities result in the Group and parent company carrying material financial instruments for which the fair value is derived using significant unobservable inputs. Under IFRS 13 *Fair Value Measurement*, such financial instruments are classified as Level 3 financial assets or liabilities.

Unlike financial instruments whose inputs are readily observable and, therefore, more easily independently corroborated, the valuation of financial instruments classified as Level 3 are

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inherently subjective, and often involve the use of inputs and proprietary valuation models whose underlying algorithms and valuation methodologies are complex. This degree of subjectivity may also give rise to potential fraud through management intentionally manipulating fair values or incorporating management bias in determining fair values. Auditing the Group and parent company's valuation of Level 3 financial instruments is therefore subjective and presents certain challenges in evaluating the appropriateness of the Group and parent company's valuation judgements and estimates.

Significant judgements made by the Group and parent company include the derivation of key model inputs which are not observable and the underlying valuation methodologies used by the pricing model to determine an appropriate fair value. Performing our audit procedures to evaluate the appropriateness of these models and inputs involved a high degree of auditor judgement, professionals with specialised skills and knowledge, and an increased extent of testing.

How the scope of our audit responded to the key audit matter

To address the complexities associated with auditing the valuation of Level 3 financial instruments, our team included internal valuation specialists who have significant valuation and modelling expertise. Our valuation audit procedures included the following procedures:

• Testing the Group and parent company's internal controls that address the risk of errors and the risk of fraud in the fair value estimates. This includes model review controls and independent price verification controls. Management maintains these internal controls to assess the appropriateness of its valuation methodologies and the relevant inputs and assumptions used to determine fair value estimates.

• On a sample basis, in line with our audit methodology, to address the risk of errors and the risk of fraud we:

  – Evaluated the Group and parent company's significant valuation methodologies, including the input assumptions, considering our observations

of assumptions made by other market participants and external data when available.

  – With the involvement of the internal valuation specialists we developed independent fair value estimates for Level 3 financial instruments, using externally sourced inputs and independent valuation models, to the extent possible, compared the resulting fair values to those recorded by the Group and the parent company and assessed the differences against pre-determined thresholds.

  – Tested the revenues arising from the trade date fair value estimates for selected structured transactions classified as Level 3 financial instruments. For selected transactions, we developed independent fair value estimates to test the valuation inputs and assumptions used by management and evaluated whether these methods were consistent with the relevant Morgan Stanley's valuation policies.

  – Assessed the consistency with which management has applied significant and unobservable valuation assumptions used in developing fair value estimates, across similar transactions.

  – Performed a retrospective assessment of management's fair value estimates for certain of our selected Level 3 financial instruments, for which there were events or transactions occurring after the valuation date. We did so by comparing management's estimates to the relevant evidence provided by such events or transactions, as applicable.

• Assessed the appropriateness of the disclosures related to Level 3 financial instruments in the financial statements.

Key observations

As a result of our audit procedures, we concluded with reasonable assurance that the valuation of Level 3 financial instruments was not materially misstated.

Our application of materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be

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changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements
Materiality	$176 million (2022: $120 million)	$174 million (2022: $118 million)
Basis for determining materiality	The Group materiality of $176 million represents 0.75% (2022: 0.5%) of total equity	The parent company materiality of $174 million represents 0.75% (2022: 0.5%) of total equity
Rationale for the benchmark applied	We have considered total equity to be the most appropriate benchmark as the Group is wholly owned by the ultimate parent entity Morgan Stanley and is a regulated entity, therefore its total equity position is of importance to the key users of the Group and company's financial statements. These key users include regulators, counterparties, external rating agencies and the ultimate parent entity.	We considered it appropriate to maintain the same benchmark as that for the Group as the parent company is the most significant member of the Group and its solo capital position is of importance to the key users of the financial statements who are common with those for the Group.
Performance materiality	Group performance materiality and parent company performance materiality was set at 70% of Group materiality for the 2023 audit (2022: 70%).	
Basis and rationale for determining performance materiality	We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole. In determining performance materiality, we considered the following factors: – our risk assessment, including our assessment of the Group's overall control environment and that we consider it appropriate to rely on controls over a number of business processes; – ability of the Group to detect misstatements; and – our past experience of the audit, which has indicated a low number of corrected and uncorrected misstatements identified in prior periods.	

Error reporting threshold

We agreed with the Morgan Stanley International ("MSI") Audit Committee that we would report to the Committee all audit differences in excess of $9 million (2022: $6 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the MSI Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

An overview of the scope of our audit

Identification and scoping of components

Morgan Stanley is a globally managed business with a global operating model in which major classes of transactions are subject to a common control processing environment irrespective of product, region or legal entity. Given this global operating model for the Group, we audit relevant controls, financial reporting processes and

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

balances utilising significant component auditors in New York.

We instructed our component auditor, Deloitte & Touche LLP, USA to perform their audit procedures at a materiality level of $165 million (2022: $114 million).

Involvement with component auditor

We exercised oversight over the work of our component auditor by remaining in active dialogue at regular intervals throughout the duration of the audit. We remotely attended the audit planning meetings in New York, involved our component auditor in our team briefings and issued a set of instructions setting out the audit work and the specified audit procedures we requested them to undertake. We undertook visits to our component auditor during the interim period and final stages of our audit, in conjunction with regular remote meetings and review sessions throughout the year, to oversee and review the work performed in support of our audit.

Audit procedures undertaken at the Group level

We designed our audit approach for the Group based on our understanding of the business and our independent assessment of the risks of material misstatement arising in the financial statements. These procedures included, amongst others, auditing the consolidation of the Group's results and the preparation of the Group financial statements as well as obtaining an understanding and testing of relevant controls over the financial reporting process.

Our consideration of the control environment

For certain relevant controls, we tested internal controls over financial reporting and key business processes where our scoping and risk assessment determined those controls to be relevant to the audit and where we intended to place reliance on those controls. This included testing of general IT controls with the involvement of our IT specialists, process level controls and entity level controls at the Group level. For certain other relevant controls, we have obtained an understanding to support our risk assessment and design our audit procedures.

Our consideration of climate-related risks

In planning our audit, we have considered the impact of climate change on the Group's operations and subsequent impact on its financial statements. The Group and parent company set out its assessment of the potential impact on pages 23 to 34 of the Strategic Report and in note 25.2.2.3 Credit Evaluation on page 104 of the Annual Report.

We have held discussions with the Group to understand their:

- process for identifying affected operations, including the governance and controls over this process, and the subsequent effect on the financial reporting for the Group and parent company; and

- long-term strategy to respond to climate change risks as they evolve including the effect on the Group and parent company's forecasts.

Our audit work has involved:

- obtaining an understanding of management's analysis and data considered in the Group's climate risk assessment;

- performing our own risk assessment of the potential impact of climate change on the Group's account balances and classes of transactions and did not identify any additional risks of material misstatement; and

- evaluating the appropriateness of disclosures included in the financial statements.

As part of our audit procedures, we are required to read and consider whether climate-related disclosures in the annual report are materially consistent with the financial statements and our knowledge obtained in the audit and we did not identify any material inconsistencies as a result of these procedures.

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The Directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Directors

As explained more fully in the Directors' responsibilities statement, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Directors are responsible for assessing the Group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The Directors are responsible for preparing the Group financial statements in compliance with the requirements set out in the European Single Electronic Format Regulatory Technical Standard ("ESEF RTS").

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and

to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Our responsibility is to assess whether the Group financial statements have been prepared, in all material respects, with the requirements laid down in the ESEF RTS.

Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

Identifying and assessing potential risks related to irregularities

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

- the nature of the industry and sector, control environment and business performance including the design of the Group's remuneration policies, key drivers for Directors' remuneration, bonus levels and performance targets;

- the Group's own assessment of the risks that irregularities may occur either as a result of fraud or error in the financial statements;

- results of our enquiries of management, internal audit, the Directors and the Audit Committee about their own identification and

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assessment of the risks of irregularities, including those that are specific to the Group's sector;

- any matters we identified having obtained and reviewed the Group's documentation of their policies and procedures relating to:

  – identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;

  – detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; and

  – the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations.

- the matters discussed among the audit engagement team including the significant component audit team and relevant internal specialists, including tax, valuations, IT and fraud specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud.

As a result of these procedures, we considered the opportunities and incentives that may exist within the Group and parent company for fraud and identified the greatest potential for fraud in the following area: valuation of Level 3 financial instruments. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

We also obtained an understanding of the legal and regulatory frameworks that the Group and parent company operate in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the UK Companies Act 2006, Luxembourg Transparency Law, Luxembourg Listing Rules, pensions legislation and tax legislation. In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the Group's ability to operate or to avoid a material penalty. These included the regulation and supervisory requirements of the Prudential Regulation Authority ("PRA") and the Financial Conduct Authority ("FCA").

Audit response to risks identified

As a result of performing the above, we identified the valuation of Level 3 financial instruments as a key audit matter related to the potential risk of fraud. The key audit matters section of our report explains the matter in more detail and also describes the specific procedures we performed in response to that key audit matter.

In addition to the above, our procedures to respond to risks identified included the following:

- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;

- enquiring of management, Directors, the Audit Committee and in-house and external legal counsel concerning actual and potential litigation and claims;

- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;

- reading minutes of meetings of those charged with governance, reviewing internal audit reports and reviewing correspondence with HMRC and other regulatory authorities including the PRA and the FCA; and

- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries selected against specific fraud factors and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and the significant component audit team and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Report on other legal and regulatory requirements

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the Strategic Report and the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

- the Strategic Report and the Directors' Report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the Strategic Report or the Directors' Report.

Opinions on other matters prescribed by the European Single Electronic Format Regulatory Technical Standard

We have checked the compliance with the Group and parent company financial statements as at 31 December 2023 with the relevant statutory requirements as set out in the ESEF RTS that are applicable to the Group and parent company financial statements.

For the Group and parent company it relates to:

- Group and parent company financial statements prepared in a valid xHTML format; and

- the XBRL markup of the Group and parent company financial statements using the core taxonomy and the common rules on markups specified in the ESEF RTS.

In our opinion, the Group and parent company financial statements of Morgan Stanley & Co. International plc as at 31 December 2023, have been prepared, in all material respects, in compliance with the requirements laid down in the ESEF RTS.

Matters on which we are required to report by exception

Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not received all the information and explanations we require for our audit; or

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

- the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

Directors' remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of Directors' remuneration have not been made.

We have nothing to report in respect of this matter.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

DocuSigned by:

Fiona Walker

F187C22E80F84C8...

Fiona Walker, FCA (Senior Statutory Auditor)

For and on behalf of Deloitte LLP

Statutory Auditor

London, United Kingdom

18 April 2024

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2023

in $ millions	Note	2023	2022
Net gains from financial instruments at fair value through profit or loss	4	5,622	6,001
Fee and commission income	5	1,829	2,046
Other revenue		32	23
Interest income	6	11,460	2,926
Interest expense	6	(12,374)	(3,874)
Net interest expense		(914)	(948)
Net revenue		**6,569**	**7,122**
Net gain on investments in subsidiaries	13	—	4
Non-interest expenses:			
Operating expense	7	(5,281)	(5,261)
Net impairment loss on financial instruments		—	(148)
PROFIT BEFORE TAX		**1,288**	**1,717**
Income tax expense	8	(239)	(321)
PROFIT FOR THE YEAR		**1,049**	**1,396**

All operations were continuing in the current and prior year.

The notes on pages 63 to 145 form an integral part of the consolidated financial statements.

As permitted by section 408 of the Companies Act 2006, the Company has elected not to present its own income statement for the year. The Company reported a profit after tax of $1,052 million for the year ended 31 December 2023 (31 December 2022: $1,201 million).

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Year ended 31 December 2023

in $ millions	Note	2023	2022
PROFIT FOR THE YEAR		1,049	1,396
OTHER COMPREHENSIVE INCOME AFTER INCOME TAX			
Items that will not be reclassified subsequently to profit or loss:			
Remeasurement of net defined benefit liability	8	(1)	4
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	8,9	(189)	137
Items that may be reclassified subsequently to profit or loss:			
Foreign currency translation differences arising on foreign operations	8	(8)	(43)
Net amount reclassified to consolidated income statement upon disposal of subsidiary	13	—	(4)
OTHER COMPREHENSIVE (EXPENSE)/INCOME AFTER INCOME TAX		**(198)**	**94**
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**851**	**1,490**

The notes on pages 63 to 145 form an integral part of the consolidated financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2023

in $ millions	Note	2023	2022
Share capital and other equity instruments – at 1 January		**16,765**	**15,965**
Issuance of AT1 Instrument		—	800
Share capital and other equity instruments – at 31 December		**16,765**	**16,765**
Share premium account – at 1 January and 31 December		**513**	**513**
Currency translation reserve – at 1 January		**60**	**107**
Foreign currency translation differences arising on foreign operations		(8)	(43)
Net amount reclassified to consolidated income statement upon disposal of subsidiary		—	(4)
Currency translation reserve – at 31 December		**52**	**60**
Capital contribution reserve – at 1 January and 31 December		**3**	**3**
Capital redemption reserve – at 1 January and 31 December		**1,400**	**1,400**
Debt valuation reserve – at 1 January		**(122)**	**(259)**
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value		(189)	137
Realised debt valuation losses		8	—
Debt valuation reserve – at 31 December		**(303)**	**(122)**
Retained earnings and pension reserve – at 1 January		**5,614**	**4,446**
Profit for the year		**1,049**	**1,396**
Remeasurement of net defined benefit liability		(1)	4
Realised debt valuation losses		(8)	—
Dividends	21	(1,503)	(236)
Share based payments		—	1
Income tax - current and deferred tax	8	25	3
Retained earnings and pension reserve – at 31 December		**5,176**	**5,614**
Other comprehensive (expense)/income for the year		(198)	94
Total comprehensive income for the year		851	1,490
Total equity at 31 December		**23,606**	**24,233**

The notes on pages 63 to 145 form an integral part of the consolidated financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

COMPANY STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2023

in $ millions	Note	2023	2022
Share capital and other equity instruments – at 1 January		**16,765**	**15,965**
Issuance of AT1 Instrument		—	800
Share capital and other equity instruments – at 31 December		**16,765**	**16,765**
Share premium account – at 1 January and 31 December		**513**	**513**
Currency translation reserve – at 1 January		**(88)**	**(62)**
Foreign currency translation differences arising on foreign operations		(7)	(26)
Currency translation reserve – at 31 December		**(95)**	**(88)**
Capital contribution reserve – at 1 January and 31 December		**3**	**3**
Capital redemption reserve – at 1 January and 31 December		**1,400**	**1,400**
Debt valuation reserve – at 1 January		**(122)**	**(259)**
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value		(189)	137
Realised debt valuation losses		8	—
Debt valuation reserve – at 31 December		**(303)**	**(122)**
Retained earnings and pension reserve – at 1 January		**5,743**	**4,770**
Profit for the year		**1,052**	**1,201**
Remeasurement of net defined benefit liability		(1)	4
Realised debt valuation losses		(8)	—
Dividends	21	(1,503)	(236)
Share based payments		—	1
Income tax - current and deferred tax	8	25	3
Retained earnings and pension reserve – at 31 December		**5,308**	**5,743**
Other comprehensive (expense)/income for the year		(197)	115
Total comprehensive income for the year		855	1,316
Total equity at 31 December		**23,591**	**24,214**

The notes on pages 63 to 145 form an integral part of the financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Year ended 31 December 2023

in $ millions

	Note	2023	2022
ASSETS			
Cash and short term deposits	22	18,403	18,754
Trading financial assets (of which $42,831 million (2022: $38,522 million) were pledged to various parties)	10	336,893	329,382
Secured financing	9	119,968	129,779
Loans and advances		133	63
Investment securities		126	142
Trade and other receivables	12	73,825	81,780
Current tax assets		411	272
Deferred tax assets	18	231	151
Property, plant and equipment		33	33
Other assets		27	35
TOTAL ASSETS		**550,050**	**560,391**
LIABILITIES			
Bank loans and overdrafts	22	2	59
Trading financial liabilities	10	274,538	298,690
Secured borrowing	9	105,378	93,966
Trade and other payables	15	86,573	97,501
Debt and other borrowings	16	59,736	45,682
Provisions	17	125	131
Current tax liabilities		88	125
Post-employment benefit obligations	32	4	4
TOTAL LIABILITIES		**526,444**	**536,158**
EQUITY			
Share capital	20	12,465	12,465
Other equity instruments	20	4,300	4,300
Share premium account	20	513	513
Currency translation reserve	20	52	60
Capital contribution reserve	20	3	3
Capital redemption reserve	20	1,400	1,400
Pension reserve	20	(1)	—
Debt valuation reserve	20	(303)	(122)
Retained earnings		5,177	5,614
TOTAL EQUITY		**23,606**	**24,233**
TOTAL LIABILITIES AND EQUITY		**550,050**	**560,391**

These consolidated financial statements were approved by the Board and authorised for issue on 18 April 2024.

Signed on behalf of the Board

DocuSigned by:

ANTHONY MULLINEAUX

9A10B5202FE4470...

A Mullineaux

Director

The notes on pages 63 to 145 form an integral part of the consolidated financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

COMPANY STATEMENT OF FINANCIAL POSITION
Year ended 31 December 2023

in $ millions

	Note	2023	2022
ASSETS			
Cash and short term deposits	22	18,070	18,449
Trading financial assets (of which $42,831 million (2022: $ 38,522 million) were pledged to various parties)	10	336,646	329,068
Secured financing	9	119,902	129,579
Loans and advances		103	29
Investment securities		125	141
Trade and other receivables	12	73,917	81,868
Current tax assets		456	305
Deferred tax assets	18	230	150
Investment in subsidiaries	13	128	132
Property, plant and equipment		16	14
Other assets		27	35
TOTAL ASSETS		**549,620**	**559,770**
LIABILITIES			
Bank loans and overdrafts	22	2	59
Trading financial liabilities	10	274,538	298,690
Secured borrowing	9	105,064	93,442
Trade and other payables	15	86,583	97,510
Debt and other borrowings	16	59,697	45,647
Provisions	17	124	131
Current tax liabilities		20	76
Post employment benefit obligations	32	1	1
TOTAL LIABILITIES		**526,029**	**535,556**
EQUITY			
Share capital	20	12,465	12,465
Other equity instruments	20	4,300	4,300
Share premium account	20	513	513
Currency translation reserve	20	(95)	(88)
Capital contribution reserve	20	3	3
Capital redemption reserve	20	1,400	1,400
Pension reserve	20	(1)	—
Debt valuation reserve	20	(303)	(122)
Retained earnings		5,309	5,743
TOTAL EQUITY		**23,591**	**24,214**
TOTAL LIABILITIES AND EQUITY		**549,620**	**559,770**

These financial statements were approved by the Board and authorised for issue on 18 April 2024.

Signed on behalf of the Board

DocuSigned by:

ANTHONY MULLINEAUX

9A10B5202FE4470...

A Mullineaux

Director

The notes on pages 63 to 145 form an integral part of the financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended 31 December 2023

in $ millions	Note	2023	2022
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	22b	2,593	(9,350)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(7)	(1)
Proceeds from sale of property, plant and equipment		1	1
NET CASH FLOWS USED IN INVESTING ACTIVITIES		**(6)**	**—**
FINANCING ACTIVITIES			
Dividends paid	21	(1,503)	(236)
Issuance of AT1 instrument	20	—	800
Issuance of subordinated loan liabilities	16	1,200	2,500
Issuance of senior subordinated loan liabilities	16	2,800	600
Repayment of subordinated loan liabilities	16	(5,000)	—
Repayment of senior subordinated loan liabilities	16	—	(2,300)
Interest on subordinated loan liabilities		(269)	(196)
Interest on senior subordinated loan liabilities		(297)	(134)
NET CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES		**(3,069)**	**1,034**
NET DECREASE IN CASH AND CASH EQUIVALENTS		(482)	(8,316)
Currency translation differences		188	(1,473)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	22a	18,695	28,484
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	22a	**18,401**	**18,695**

The notes on pages 63 to 145 form an integral part of the consolidated financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

1. CORPORATE INFORMATION

The Company is incorporated and domiciled in England and Wales, at the following address: 25 Cabot Square, Canary Wharf, London, E14 4QA.

The Group's immediate parent undertaking is MSIUK, which has its registered office at 20 Bank Street, Canary Wharf, London, England, E14 4AD and is registered in England and Wales. Copies of its financial statements can be obtained from the Registrar of Companies for England and Wales, Companies House, Crown Way, Cardiff CF14 3UZ.

The Group's ultimate parent undertaking and controlling entity and the largest group of which the Group is a member and for which group financial statements are prepared is Morgan Stanley which, together with the Group and Morgan Stanley's other subsidiary undertakings, form the Morgan Stanley Group. Morgan Stanley is incorporated in the State of Delaware, the United States of America. Copies of its financial statements can be obtained from www.morganstanley.com/investorrelations.

The parent undertaking of the smallest group of companies for which group financial statements are drawn up and of which the Group is a member is Morgan Stanley.

2. BASIS OF PREPARATION

a. Statement of Compliance

These financial statements incorporate the financial statements of the Group and the Company.

The Group has prepared its annual consolidated financial statements in accordance with IFRSs as adopted by the EU and the UK, Interpretations issued by the IFRS Interpretations Committee ("IFRIC") and the UK Companies Act 2006. The Group has prepared its annual consolidated financial statements in compliance with the European Single Electronic Format Regulatory Technical Standard ("ESEF RTS"), including the preparation in a valid xHTML format and the application of iXBRL markup using the core taxonomy and the common rules on markups specified in the ESEF RTS.

The Company financial statements have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101, with a departure from the requirement of Schedule 1 paragraph 40 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 ("the Regulations") as described in note 3(c) for the overriding purpose of giving a true and fair view.

The Company meets the definition of a qualifying entity and is a Financial Institution as defined in FRS 101. The Company has taken advantage of the disclosure exemptions available under FRS 101 in relation to share-based payments, fair value measurements (as applicable to assets and liabilities other than financial instruments), revenue recognition, presentation of comparative information in respect of certain assets and shares outstanding, presentation of a cash flow statement, accounting standards not yet adopted, related party transactions, leases and certain income tax disclosures related to the International Tax Reform - Pillar Two Model Rules.

Where relevant, equivalent disclosures have been provided in the Group accounts in which the Company is consolidated.

b. New Standards and Interpretations Adopted During the Year

The following standards, amendments to standards and interpretations relevant to the Group and Company's operations were adopted during the year. These did not have a material impact on the Group or Company's financial statements.

Amendments to IAS 8 *'Accounting Policies, Changes in Accounting Estimates and Errors'*: Definition of Accounting Estimates were issued by the IASB in February 2021, for prospective application in accounting periods beginning on or after 1 January 2023. The amendments were adopted by the UK in November 2022 and endorsed by the EU in March 2022.

Amendments to IAS 1 '*Presentation of Financial Statements*': Disclosure of Accounting Policies were issued by the IASB in February 2021, for prospective application in accounting periods beginning on or after 1 January 2023. The amendments were adopted by the UK in November 2022 and endorsed by the EU in March 2022.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Amendments to IAS 12 '*Income Taxes*': Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued by the IASB in May 2021, for retrospective application in accounting periods beginning on or after 1 January 2023. The amendments were adopted by the UK in November 2022 and endorsed by the EU in August 2022.

Amendments to IAS 12: International Tax reform - Pillar Two Model Rules were issued by the IASB in May 2023, for application in accounting periods beginning on or after 1 January 2023. The amendments were adopted by the UK in July 2023 and endorsed by the EU in November 2023. See note 8 for further details.

There were no other standards, amendments to standards or interpretations relevant to the Group and Company's operations which were adopted during the year.

c. New Standards and Interpretations Not Yet Adopted

At the date of authorisation of these consolidated financial statements, the following amendments to standards relevant to the Group's operations were issued by the IASB but not mandatory for accounting periods beginning 1 January 2023. The Group does not expect that the adoption of the following amendments to standards will have a material impact on the Group's or Company's financial statements.

Amendments to IFRS 16 '*Leases*': Lease Liability in a Sale and Leaseback were issued by the IASB in September 2022 for prospective application in accounting periods beginning on or after 1 January 2024. Earlier application is permitted. The amendments were adopted by the UK in May 2023 and endorsed by the EU in November 2023.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current were issued by the IASB in January 2020, and revised in July 2020 and October 2022, for retrospective application in accounting periods beginning on or after 1 January 2024. Earlier application is permitted. The amendments were adopted by the UK in July 2023 and endorsed by the EU in December 2023.

Amendments to IAS 1: Non-current Liabilities with Covenants were issued by the IASB in October 2022 for application in accounting periods beginning on or after 1 January 2024.

Earlier application is permitted. The amendments were adopted by the UK in July 2023 and endorsed by the EU in December 2023.

d. Basis of Measurement

The financial statements of the Company and the consolidated financial statements of the Group are prepared under the historical cost basis, except for certain financial instruments that have been measured at fair value as explained in the accounting policies below.

e. Critical Accounting Judgements and Key Sources of Estimation Uncertainty

In preparing the financial statements and consolidated financial statements, the Company and Group make judgements and estimates that affect the application of accounting policies and reported amounts.

Critical accounting judgements are key decisions made by management in the application of the Group and Company's accounting policies, other than those involving estimations, which have the most significant effects on the amounts recognised in the financial statements.

Key sources of estimation uncertainty represent assumptions and estimations made by management that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

The Group and Company's key sources of estimation uncertainty are as follows:

- *Valuation of Level 3 financial instruments:* Valuation techniques used to measure the fair value of instruments categorised in Level 3 of the fair value hierarchy are dependent on unobservable parameters, and as such require the application of judgement, involving estimations and assumptions. The fair value for these financial instruments has been determined using parameters appropriate for the valuation methodology based on prevailing market evidence. It is recognised that the unobservable parameters could have a range of reasonable possible alternate values. See accounting policy note 3(d) and note 29(d)(ii) 'Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives'.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

- *Measurement of litigation and taxation provisions:* Estimates are used in the calculation of provisions, which are initially measured, and subsequently remeasured, at the best estimate of the expenditure required to settle the obligation. With such items there is a possibility that, on conclusion at a future date, the final outcome may differ significantly. Whilst a range of outcomes is reasonably possible, the extent of the reasonably possible range has been assessed as not material. See accounting policy note 3(k) and note 17. The Morgan Stanley Group has engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies and has, accordingly, accrued based on a best estimate. Negotiations may result in changes to methodologies or inputs that could have an impact on the Group's revenues in the future.

No critical accounting judgements have been made in the process of applying the Group and Company's accounting policies that have had a significant effect on the amounts recognised in the financial statements.

The Group and Company evaluates the critical accounting judgements and key sources of estimation uncertainty on an ongoing basis and believes that these are reasonable.

f. Basis of Consolidation

The consolidated financial statements of the Group comprise the financial statements of the Company and its subsidiaries as at 31 December 2023. Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements for the subsidiaries are prepared for the same reporting year as the Group, using consistent accounting policies. The financial statements for the subsidiaries are translated into US dollars as described in note 3(b). Subsidiaries are consolidated from the date that the Group gains control until the date that control ceases.

In certain cases, the Group may exercise control over another entity on behalf of investors or other parties. In such cases it is necessary, as part of the assessment of whether it should consolidate the entity, for the Group to determine whether it exercises such control primarily as an agent for the other investors or whether it does so primarily as principal on its own behalf. In making such a determination, the management will consider all relevant factors, including in particular:

- the scope of the Group's decision-making authority over the investee;

- the rights, including removal rights, held by other parties;

- the remuneration to which the Group is entitled; and

- the significance of the Group's exposure to variability of returns from its interests in the entity.

Intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in preparing the consolidated financial statements.

Details of the Group's interests in other entities are given in note 13 and 14 to these financial statements.

g. The Going Concern Assumption

The Group's and Company's business activities, together with the factors likely to affect its future development, performance and position, and the Group's and Company's objectives, policies and processes for managing its capital; its financial risk management; and its exposures to credit risk and liquidity risk, are reflected in the Strategic Report, and as set out in the Strategic report, retaining sufficient capital and liquidity to withstand market pressures remains central to the Morgan Stanley Group's, the Group's and the Company's strategy.

Taking the above factors into consideration, the Directors believe the Group and Company will have access to adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual report and financial statements.

h. Change in Presentation

The Group has updated the presentation of Accruals and deferred income, which are now presented in the 'Trade and other payables' in the statement of financial position line. In prior reporting periods, 'Accruals and deferred income' of $351 million were presented as a separate line

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

item in the statement of financial position. This presentation provides more relevant information with appropriate detail being provided in the notes to the financial statements. The comparative period has also been re-presented.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

a. Functional Currency

Items included in the consolidated financial statements are measured and presented in US dollars, the currency of the primary economic environment in which the Group operates.

All currency amounts in the consolidated financial statements, Strategic Report and Directors' Report are rounded to the nearest million US dollars (unless otherwise stated).

b. Foreign Currencies

All monetary assets and liabilities denominated in currencies other than US dollars are translated into US dollars at the rates ruling at the reporting date. Transactions and non-monetary assets and liabilities denominated in currencies other than US dollars are recorded at the rates prevailing at the dates of the transactions. Assets and liabilities of foreign operations are translated into US dollars using the closing rate. Translation differences arising from the net investment(s) in the foreign operations are taken to the 'Currency translation reserve'.

The amount of change in the fair value of financial liabilities designated at FVPL that is attributable to changes in the credit risk of these liabilities (Debt Valuation Adjustment ("DVA")) includes foreign exchange differences thereon. All other translation differences are taken through the consolidated income statement. Exchange differences recognised in the consolidated income statement are presented in 'Other income' or 'Operating expense', except where noted in 3(c) below.

c. Financial Instruments

i) Financial Instruments Mandatorily at Fair Value through Profit and Loss

Trading Financial Instruments

Trading financial instruments include government debt securities, corporate and other debt, traded loans, and corporate equities where the Group acquires the financial asset or financial liability for the purpose of selling or repurchasing in the near term or is part of a portfolio for which there is evidence of short term profit taking, and all derivative contracts.

Purchases and sales of non-derivative financial instruments classified as trading are initially recognised on settlement date at fair value, including regular way securities transactions. For purchases of non-derivative financial instruments classified as trading, from the date that the terms are agreed (trade date) until the settlement date, the Group and Company recognises any unrealised fair value in the statement of financial position as 'Trading financial instruments' with corresponding profit or loss recognised within the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss'. For sales of non-derivative financial instruments, unrealised fair value changes are no longer recognised in the consolidated income statement from trade date. Upon settlement date the resulting financial instrument is recognised or de-recognised from the consolidated statement of financial position.

Derivatives, are initially recorded on trade date at fair value (see note 3(d) below). All subsequent changes in fair value are reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss'.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. For all trading financial instruments, transaction costs are excluded from the initial fair value measurement of the financial instrument. These costs are recognised in the consolidated income statement in 'Operating expense'.

Non-trading Financial Assets at Fair Value through Profit or Loss

Non-trading financial assets at FVPL include secured financing transactions such as cash collateral on securities borrowed and securities purchased under agreements to resell, prepaid OTC contracts and financial assets arising upon consolidation of certain special purpose entities, and certain investment securities (unlisted equities).

Non-trading financial assets at FVPL are principally financial assets where the Group makes decisions based upon the assets' fair values. These assets are generally recognised on settlement date at fair value (see note 3(d)

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

below), since they are neither regular way nor are they derivatives. From the date the terms are agreed (trade date), until the financial asset is funded (settlement date), the Group and Company recognises any unrealised fair value changes in the financial asset as non-trading financial assets at FVPL. On settlement date, the fair value of consideration given is recognised as a non-trading financial asset at FVPL.

Transaction costs are excluded from the initial fair value measurement of the financial assets and are recognised in the consolidated income statement in 'Operating expense'.

Subsequent measurement of financial instruments mandatorily at fair value through profit or loss

All subsequent changes in fair value and foreign exchange differences are reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss'. When interest is included as a component of an instrument's fair value, interest is also reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss', otherwise it is included within 'Interest income' or 'Interest expense'.

ii) Financial Instruments Designated at Fair Value through Profit or Loss

Financial instruments designated at FVPL include corporate loans, unfunded loan commitments, prepaid OTC contracts, cash collateral on securities loaned and securities sold under agreements to repurchase, issued structured notes and other financial assets and liabilities.

The Group and Company have designated certain financial instruments at FVPL when the designation at fair value eliminates or significantly reduces an accounting mismatch which would otherwise arise. The Group has also designated certain financial liabilities at FVPL where:

• the financial liability forms part of a group of financial assets or financial liabilities or both which are managed, evaluated and reported internally on a fair value basis; or

• the financial liability contains an embedded derivative that significantly modifies the cash flows that would otherwise be required under the contract.

From the date the transaction in a financial instrument designated at FVPL is entered into (trade date) until settlement date, the Group recognises any unrealised fair value changes in the contract as financial instruments designated at FVPL in the statement of financial position. On settlement date, the fair value of consideration given or received is recognised as a financial instrument designated at FVPL (see note 3(d) below).

All subsequent changes in fair value, foreign exchange differences, and dividends are reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss', other than DVA on financial liabilities designated at FVPL which is recognised in the 'Debt valuation adjustment' reserve where those changes do not create or enlarge an accounting mismatch. When interest is included as a component of an instrument's fair value, interest is also reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss', otherwise it is included within 'Interest income' or 'Interest expense'. DVA presented within other comprehensive income is not subject to reclassification to the consolidated income statement, but is transferred to 'Retained earnings' when realised.

For the Company, the presentation of 'Debt valuation adjustment' within other comprehensive income represents a departure from Schedule 1 paragraph 40 to the Regulations, which requires that changes in the value of financial instruments be included in the profit and loss account. The Directors consider that this departure is necessary in order that the accounts give a true and fair view of the results of the Company. All other subsequent changes in fair value, foreign exchange differences not relating to changes in the credit risk of those liabilities, interest and dividends are reflected in the income statement.

Transaction costs are excluded from the initial fair value measurement of the financial instrument. These costs are recognised as incurred in the consolidated income statement in 'Operating expense'.

See note 9 for an analysis of financial assets and financial liabilities designated at FVPL.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

iii) Investments in Subsidiaries

Subsidiaries are entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated at cost, less any impairment (see note 3(c)(iv) below). Dividends, impairment losses and reversals of impairment losses are recognised in the income statement.

iv) Impairment of Subsidiaries

Impairment losses on investments in subsidiaries are measured as the difference between cost and the current estimated recoverable amount. When the recoverable amount is less than cost, an impairment is recognised within the income statement and is reflected against the carrying amount of the impaired asset in the statement of financial position. Investments in subsidiaries which have suffered an impairment are reviewed for possible reversal of the impairment.

v) Financial Assets and Financial Liabilities at Amortised Cost

Financial assets at amortised cost include cash and short-term deposits, certain trade and other receivables and certain loans and advances. Cash and cash equivalents comprise cash and demand deposits with banks, net of outstanding bank overdrafts, along with highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

Financial assets are recognised at amortised cost when the Group and Company's business model objective is to collect the contractual cash flows of the assets and where these cash flows are Solely Payments of Principal and Interest ("SPPI") on the principal amount outstanding until maturity. Such assets are recognised when the Group and Company becomes a party to the contractual provisions of the instrument. The instruments are initially measured at fair value (see note 3(d) below) and subsequently measured at amortised cost less expected credit loss ("ECL") allowance. Interest is recognised in the consolidated income statement in 'Interest income', using the effective interest rate ("EIR") method. Transaction costs that are directly

attributable to the acquisition of the financial asset are added to the fair value on initial recognition. ECL, and reversals thereof, are recognised in the consolidated income statement in 'Net impairment loss on financial instruments'.

Financial liabilities classified at amortised cost include bank loans and overdrafts, certain secured borrowings, certain trade and other payables, and certain debt and other borrowings.

Financial liabilities are classified as being subsequently measured at amortised cost, except where they are held for trading or are designated as measured at FVPL. They are recognised when the Group becomes a party to the contractual provisions of the instrument and are initially measured at fair value (see note 3(d) below) and subsequently measured at amortised cost. Interest is recognised in the consolidated income statement in 'Interest expense' using the EIR method. Transaction costs that are directly attributable to the issue of a financial liability are deducted from the fair value on initial recognition.

vi) Secured Financing and Secured Borrowings

In the course of financing its business and part of its trading activities, the Group and Company enter into arrangements which involve the sale of securities with agreements to repurchase, the purchase of securities with resale agreements, the lending of securities with collateral received and the borrowing of securities with collateral given.

Securities received by the Group and Company under resale arrangements and securities borrowing arrangements are generally not recognised on the consolidated statement of financial position.

Securities pledged or sold by the Group and Company under sale and repurchase agreements and securities lending arrangements are generally not derecognised from the consolidated statement of financial position. Where cash collateralised, the resulting cash collateral balances repayable and accrued interest are designated at FVPL where the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed, evaluated and reported internally of a fair value basis; or at amortised cost if not so designated.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

d.   Fair Value

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Group and Company believes market participants would use in pricing the asset or liability at the measurement date.

Where the Group and Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Group and Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Group and Company use various valuation approaches and establish a hierarchy for inputs used in measuring fair value that require the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Group and Company. Unobservable inputs are inputs that reflect assumptions the Group and Company believe other market participants would use in pricing the asset or liability, that are developed based on the best information available in the circumstances.

The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest level:

• Level 1 - Quoted prices (unadjusted) in an active market for identical assets or liabilities

Valuations based on quoted prices in active markets that the Morgan Stanley Group has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on

quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

• Level 2 - Valuation techniques using observable inputs

Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, significant market inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs.

• Level 3 - Valuation techniques with significant unobservable inputs

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised by the Group and Company in determining fair value is greatest for instruments categorised in Level 3 of the fair value hierarchy.

The Group and Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower Level of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

For assets and liabilities that are transferred between levels in the fair value hierarchy during the period, fair values are ascribed as if the assets or liabilities had been transferred as of the beginning of the period.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Group and Company carry positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms, as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Group and Company, option volatility and currency rates.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk in order to arrive at fair value.

Adjustments for liquidity risk adjust model-derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

The Group and Company apply CVA to their Borrowings (primarily structured notes) which are designated at FVPL and to OTC derivatives. The Group and Company consider the impact of changes in own credit spreads based upon observations of the secondary bond market spreads when measuring the fair value for borrowings. For OTC derivatives, the impact of changes in both the Group's and the counterparty's credit rating is considered when measuring fair value. In determining the expected exposure, the Group and Company simulate the distribution of the future exposure to a counterparty, then apply market-based default probabilities to the future exposure, leveraging external third-party CDS spread data. Where CDS spread data are unavailable for a specific counterparty, bond market spreads, CDS spread data based on the counterparty's credit rating or CDS spread data that reference a comparable counterparty may be utilised. The Group also considers collateral held and legally enforceable master netting agreements that mitigate its exposure to each counterparty.

The Group incorporates Funding Valuation Adjustment ("FVA") into the fair value measurements of OTC uncollateralised or partially collateralised derivatives and in collateralised derivatives where the terms of the agreement do not permit the re-use of the collateral received. In general, the FVA reflects a market funding risk premium inherent in the noted derivative instruments. The methodology for measuring FVA leverages the Group and Company's existing credit-related valuation adjustment calculation methodologies, which apply to both assets and liabilities.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

The Group and Company may apply a concentration adjustment to certain of their OTC derivative portfolios to reflect the additional cost of closing out a particularly large risk exposure. Where possible, these adjustments are based on observable market information but in many instances significant judgement is required to estimate the costs of closing out concentrated risk exposures due to the lack of liquidity in the marketplace.

Valuation Process

VC within Finance is responsible for ensuring that the inventory carried at fair value in the Group and Company's financial statements and associated disclosures is presented in accordance with applicable accounting standards. VC is independent of the Business Units and reports to the Chief Financial Officer of the Morgan Stanley Group ("CFO"), who has final authority over the valuation of the Group's

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

inventory. VC implements valuation control processes designed to validate the fair value of the Group's financial instruments measured at fair value including those derived from pricing models.

Model Control: VC, in conjunction with Model Risk Management ("MRM"), which reports to the CRO, independently reviews valuation models. VC is responsible for reviewing that the model valuation methodology is appropriate, model inputs and valuations are consistent with accounting standards and an independent price verification can be performed. The Group and Company generally subject valuations and models to a review process initially and on a periodic basis thereafter.

Independent Price Verification: The Business Units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VC performs an independent review of the valuation in the books and records by determining the appropriateness of the inputs used by the Business Units and by testing compliance with the documented valuation methodologies approved in the model review process described above. External pricing data used to validate the valuation must meet minimum quality standards set by VC.

The results of this independent price verification and any adjustments made to the fair value generated by the Business Units are presented to management of the MSI Group's business segments (i.e. Institutional Securities and Investment Management), the CFO and the CRO on a regular basis.

VC reviews the models and valuation methodology used to price new material Level 2 and Level 3 transactions and both Finance and MRM must approve the fair value of the trade that is initially recognised.

Gains and Losses on Inception

In the normal course of business, the fair value of a financial instrument on initial recognition is the transaction price (i.e. the fair value of the consideration given or received). In certain circumstances, however, the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets. When such evidence exists,

the Group and Company recognises a gain or loss on inception of the transaction.

When the use of unobservable market data has a significant impact on determining fair value at the inception of the transaction, the entire initial gain or loss indicated by the valuation technique as at the transaction date is not recognised immediately in the consolidated income statement but is deferred and recognised over the life of the instrument or is recognised instead when the market data becomes observable or on maturity or disposal of the instrument.

For further information, see note 29(e).

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Certain of the Group and Company's assets and liabilities may be measured at fair value on a non-recurring basis. The Group and Company incur losses or gains for any adjustments of these assets or liabilities to fair value.

For assets and liabilities measured at fair value on a non-recurring basis, fair value is determined by using various valuation approaches. The same hierarchy for inputs as described above, which requires that the observable inputs be used when available, is used in measuring fair value for these items.

e.   Modification and derecognition of financial assets and liabilities

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risk and rewards of ownership of the asset.

If the asset has been transferred, and the Group neither transfers nor retains substantially all of the risks and rewards of the asset, then the Group determines whether it has retained control of the asset.

If the Group has retained control of the asset, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset. If the Group has not retained control of the asset, it derecognises the asset and separately recognises any rights or obligations created or retained in the transfer.

The renegotiation or modification of the contractual cash flows of a financial instrument can lead to derecognition where the modification is "substantial", determined by qualitative

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

assessment of whether the revised contractual terms of a financial instrument, such as a loan, are significantly different from those of the original financial instrument. In the event that the qualitative assessment is unclear, a quantitative 10% cash flow test is performed.

Where modifications do not result in derecognition of the financial instrument, the gross carrying amount of the financial instrument is recalculated and a modification gain/(loss) is recognised in the income statement.

Upon derecognition of a financial asset, the difference between the previous carrying amount and the sum of any consideration received, together with the transfer of any cumulative gain/loss previously recognised in equity, are recognised in the income statement within 'Net gains/(losses) on derecognition of financial assets measured at amortised cost and FVOCI'.

The Group derecognises financial liabilities when the Group's obligations are discharged or cancelled or when they expire.

f.   Impairment of Financial Instruments

The Group recognises ECL for the following financial instruments that are not measured at FVPL:

•   financial assets measured at amortised cost;

•   loan commitments, except those that can be net settled in cash or with another financial instrument; and

•   financial guarantees.

Measurement of ECL

The Group and Company applies a three stage approach to measuring ECLs based on the change in credit risk since initial recognition:

•   *Stage 1:* if the credit risk of the financial instrument at the reporting date has not increased significantly since initial recognition, then the loss allowance is calculated as the lifetime cash shortfalls that will result if a default occurs in the next 12 months, weighted by the probability of that default occurring.

•   *Stage 2:* if there has been a significant increase in credit risk ("SICR") since initial recognition, the loss allowance is calculated as the ECL over the remaining life of the financial instrument. If it is subsequently determined that there has no longer been a

SICR since initial recognition, then the loss allowance reverts to reflecting 12 month expected losses.

•   *Stage 3:* if there has been a SICR since initial recognition and the financial instrument is deemed credit-impaired (see below for definition of credit-impaired), the loss allowance is calculated as the ECL over the remaining life of the financial instrument. If it is subsequently determined that there has no longer been a SICR since initial recognition, then the loss allowance reverts to reflecting 12 month expected losses.

Notwithstanding the above, for trade receivables a lifetime ECL is always calculated, without considering whether a SICR has occurred.

Assessment of SICR

When assessing SICR, the Group considers both quantitative and qualitative information and analysis based on the Group and Company's historical experience and expert credit risk assessment, including forward-looking information.

The determination of a SICR is generally based on changes in the probability of default ("PD"), in conjunction with a rebuttable presumption that a SICR has occurred if a financial asset is more than 30 days past due.

Calculation of ECL

ECL is calculated using three main components:

•   *PD:* for accounting purposes, the 12 month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and over the remaining lifetime of the financial instrument respectively, based on conditions existing at the balance sheet date and future economic conditions.

•   *Loss given default ("LGD"):* the LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, including the expected value of the collateral when realised and the time value of money.

•   *Exposure at default ("EAD"):* this represents the expected EAD, taking into account the expected repayment of principal and interest from the balance sheet date to the date of default event together with any expected drawdowns of the facility over that period.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

These parameters are generally derived from internally developed statistical models, incorporating historical, current and forward-looking macro-economic data and country risk expert judgement. The macro-economic scenarios are reviewed quarterly.

The 12 month ECL is equal to the sum over the next 12 months of quarterly PD multiplied by LGD and EAD, with such expected losses being discounted at the effective interest rate. Lifetime ECL is calculated using the discounted present value of total quarterly PDs multiplied by LGD and EAD, over the full remaining life of the facility.

When measuring ECLs, the Group and Company consider multiple scenarios, except where practical expedients are used to determine ECL. Practical expedients are used where they are consistent with the principles described above.

ECL on certain trade receivables are calculated using a 'matrix' approach which reflects the previous history of credit losses on these financial assets, applying different provision levels based on the age of the receivable. The simplified ECL approach is applied to Trade receivables where a lifetime ECL is always calculated. Alternatively where there is a history of no credit losses, and where this is expected to persist into the future for structural or other reasons, such as collateral or other credit enhancement, it may be determined that the ECL for a financial instrument is *de minimis* (highly immaterial) and it may not be necessary to recognise the ECL.

The Group and Company measure ECL on an individual asset basis and has no purchased or originated credit-impaired financial assets.

Presentation of ECL

ECL is recognised in the consolidated income statement within 'Net impairment loss on financial instruments'.

Credit-impaired Financial Instruments

In assessing the impairment of financial instruments under the ECL model, the Group and Company define credit-impaired financial instruments in accordance with Credit Risk Management Department's policies and procedures. A financial instrument is credit-impaired when, based on current information and events, it is probable that the Group or Company will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the agreement.

Definition of Default

In assessing the impairment of financial instruments under the ECL model, the Group and Company defines default in accordance with the Credit Risk Management Department's policies and procedures. This considers whether the borrower is unlikely to pay its credit obligations to the Group or Company in full and takes into account qualitative indicators, such as breaches of covenants. The definition of default also includes a presumption that a financial asset which is more than 90 days past due has defaulted.

Write-offs

Loans and debt securities are written off (either partially or in full) when they are deemed uncollectible. Financial assets that are written off could still be subject to enforcement activities for recoveries of amounts due.

g.   Revenue Recognition

Revenues are recognised when the promised goods or services are delivered to the Group's customers, in an amount that is based on the consideration the Group expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

Investment Banking

Revenue from investment banking activities consists of revenues earned from underwriting primarily equity and fixed income securities and advisory fees for mergers, acquisitions, restructuring and advisory assignments.

Underwriting revenues are generally recognised on trade date, if there is no uncertainty or contingency related to the amount to be paid. Underwriting costs are deferred and recognised when the related underwriting revenues are recorded.

Advisory fees are recognised over time based on estimated progress of work as advice is provided to the client and is not probable of a significant reversal. Advisory expenses are recognised as incurred, including when reimbursed.

Fee and Commission Income

Fee and commission income results from transaction-based arrangements in which the client is charged a fee for the execution of

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

transactions. Such revenues primarily arise from transactions in equity securities; services related to sales and trading activities; futures, insurance products and options. Fee and commission income is recognised on trade date when the performance obligation is satisfied.

Fee and commission income in the consolidated income statement includes investment management fees, sales commissions, placement fees, advisory fees and syndication fees.

h. Fees and Commission Expense

Fees and commission expense in the consolidated income statement include transaction and service fees. Amounts are recognised as the related services are received.

i. Disposal of Subsidiaries

When subsidiaries are sold or the Company ceases to control an entity, the difference between the proceeds (plus the fair value of any investment retained), and the total assets less total liabilities disposed of, cumulative translation differences and unamortised goodwill, is recognised in the consolidated income statement within 'Net gain on investments in subsidiaries'. Where the disposal or loss of control over an entity includes a foreign operation, all foreign exchange differences accumulated in the 'Currency translation reserve' attributable to the equity holders of the Company are reclassified to the consolidated income statement within 'Net gain on investments in subsidiaries'.

j. Income Tax

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is calculated based on taxable profit for the year. Taxable profit may differ from profit/(loss) before taxation as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Taxable profit is also adjusted if it is considered that it is not probable that a taxation authority will accept an uncertain tax treatment. The Group and Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Current tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to

other comprehensive income or equity, in which case the current tax is also recorded within other comprehensive income or equity respectively.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probably that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group and Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and limited to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to other comprehensive income or equity, in which case the deferred tax is reflected within other comprehensive income or equity, respectively.

Current tax assets are offset against current tax liabilities when there is a legally enforceable right to set off current tax assets against current tax liabilities and the Group or Company intends to settle its current tax assets and current tax liabilities on a net basis or to realise the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and current tax liabilities on a net basis.

The income tax effect of distributions are recognised in the consolidated income

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

statement, other comprehensive income or equity dependent on where those past transactions that generated the distributable profits were recognised. The income tax effect of coupons of AT1 instruments accounted for as distributions are recognised in the consolidated income statement.

k. Provisions, contingent liabilities and Commitments

Provisions are recognised when the Group or Company has an identified present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle that obligation and when a reliable estimate can be made of the amount of the obligation.

A contingent liability is a possible obligation, that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group or a present obligation that arises from past events but is not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured.

A commitment is any legal obligation to potentially make or receive cash payments or transfer cash.

l. Offsetting of Financial Assets and Financial Liabilities

Where there is currently legally enforceable right to set off the recognised amounts and an intention to either settle on a net basis or to realise the asset and the liability simultaneously, financial assets and financial liabilities are offset and the net amount is presented on the consolidated statement of financial position. In the absence of such conditions, financial assets and financial liabilities are presented on a gross basis.

m. Employee Compensation Plans

Equity-settled Share-based Compensation Plans

Morgan Stanley issues awards in the form of restricted stock units ("RSUs") to employees of the Morgan Stanley Group for services rendered to the Group and Company. Awards are equity-settled and the cost of the equity-based transactions with employees is measured based on the fair value of the equity instruments at grant date. The fair value of RSUs is based on the market price of Morgan Stanley common stock, measured as the volume-weighted average price on the date of grant ("VWAP"). The fair value of RSUs not entitled to dividends until conversion is measured at VWAP reduced by the present value of dividends expected to be paid on the underlying shares prior to the scheduled conversion date.

Awards generally contain clawback and cancellation provisions. Certain awards provide Morgan Stanley the discretion to clawback or cancel all or a portion of the award under specified circumstances. Where award terms are considered subjective, a grant date cannot be established, and compensation for these awards is adjusted for changes in the fair value of the Morgan Stanley's common stock until conversion. Following amendments to clarify specific subjective award terms from April 2023, a grant date for the awards was established such that compensation expense for those awards is no longer adjusted for changes in the fair value of Morgan Stanley's common stock.

The Group and Company recognise compensation costs over the relevant vesting period for each separately vesting portion of the award. An estimation of awards that will be forfeited prior to vesting due to the failure to satisfy service conditions is considered in calculating the total compensation cost to be amortised over the relevant vesting period.

Under Morgan Stanley Group chargeback agreements, the Group and Company pay Morgan Stanley for the procurement of shares. Prior to November 2022, the Group and Company paid Morgan Stanley the grant date fair value and any subsequent movement in fair value up to the time of conversion of the award and delivery of shares to the employees. In November 2022, the Company chargeback agreement was amended such that the Company no longer pays Morgan Stanley any subsequent movement in fair value up to the time of conversion. This change applied to all outstanding awards granted to current and former employees of the Company.

Share based compensation expense is recorded within 'Operating expense' in the consolidated income statement.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

n.   Post-employment Benefits

The Group and Company operates defined contribution and defined benefit post-employment plans.

Contributions due in relation to defined contribution post-employment plans are recognised in 'Direct staff costs' within 'Operating expense' in the consolidated income statement when payable.

For the Group's and Company's defined benefit post-employment plans, the plan obligations are measured on an actuarial basis in accordance with the advice of an independent qualified actuary using the projected unit credit method and discounted at a rate that reflects the estimated settlement of the post-employment benefit obligations. Plan assets are measured at their fair value at the reporting date. For each defined benefit plan, a surplus or deficit of plan assets over liabilities is recognised in the consolidated statement of financial position as an asset or a liability respectively. If the fair value of the plan assets is higher than the present value of the defined benefit obligation, the measurement of the resulting defined benefit asset is limited to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. The current service costs and any past service costs together with the net interest on the net defined benefit obligation/asset is charged to 'Direct Staff costs' within 'Operating expense' in the consolidated income statement. Remeasurements that arise in calculating the Group and Company's obligation in respect of a plan are recognised in other comprehensive income, in the period in which they occur.

The Group and Company participate in a defined benefit plan operated by another Morgan Stanley affiliate. The Group and Company recognise recharges for the net defined benefit cost of the plan as a whole under inter-affiliate contractual agreements.

Details of the plans are given in note 32 to the financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

4. NET GAINS FROM FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

in $ millions	2023	2022
Assets and liabilities held for trading	7,047	4,265
Non-trading financial assets at FVPL		
Secured financing	293	23
Investment securities	65	5
Trade and other receivables - prepaid OTC contracts	75	19
Total non-trading financial assets at FVPL	**433**	**47**
Financial liabilities designated at FVPL		
Secured borrowing	(503)	(101)
Trade and other payables - prepaid OTC contracts	(40)	(74)
Debt and other borrowings - issued structured notes	(1,315)	1,864
Total financial liabilities designated at FVPL	**(1,858)**	**1,689**
Net gains from financial instruments at fair value through profit or loss	**5,622**	**6,001**

Non-trading financial assets at FVPL and financial liabilities designated at FVPL are frequently economically hedged with trading financial instruments. Accordingly, gains or losses that are reported in net income from other financial instruments held at fair value can be partially offset by gains or losses reported in 'Assets and liabilities held for trading'.

5. FEE AND COMMISSION INCOME

in $ millions	2023	2022
Investment banking[1]	626	738
Commission income	706	777
Trust and other fiduciary activities	129	161
Other fee and commission income	368	370
Total fee and commission income	**1,829**	**2,046**
Of which, revenue from contracts with customers	*1,941*	*2,262*

(1)   Includes advisory and underwriting revenues

Total fee and commission income is stated after the transfer of revenues totalling $112 million (2022: $216 million) to other Morgan Stanley Group undertakings. These transfers are in accordance with the Morgan Stanley Group Global Transfer Pricing Policy, refer to note 33, and do not relate to revenue from contracts with customers.

6. INTEREST INCOME AND INTEREST EXPENSE

The table below presents interest income and expense by accounting classification. Interest income and expense is calculated using the effective interest rate method for financial assets and financial liabilities measured at amortised cost.

in $ millions	2023	2022
Financial assets measured at amortised cost	**5,025**	**1,608**
Trading financial assets	399	223
Non-trading financial assets at FVPL	6,036	1,095
Financial assets measured at FVPL	**6,435**	**1,318**
Total interest income	**11,460**	**2,926**
Of which, negative interest income	*(44)*	*(464)*
Financial liabilities measured at amortised cost	8,645	2,998
Financial liabilities designated at FVPL	3,729	876
Total interest expense	**12,374**	**3,874**
Of which, positive interest expense	*(16)*	*(404)*

The recognition of negative interest income and positive interest expense may result from transactions in certain currencies which may at times have negative interest rates. In addition, 'Interest income' includes fees paid on securities borrowed transactions. 'Interest expense' includes fees received on securities loaned and fees from prime brokerage customers for stock loan transactions incurred to cover customers' short positions.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

7. OPERATING EXPENSE

in $ millions	2023	2022
Direct staff costs	1,188	1,274
Management charges from other Morgan Stanley Group undertakings relating to staff costs	614	531
Staff-related expenses	**1,802**	**1,805**
Management charges from other Morgan Stanley Group undertakings relating to other services	1,431	1,279
Brokerage fees	795	842
Administration and corporate services	94	99
Professional services	143	240
UK Bank Levy	44	33
Other taxes	664	673
Commission and other similar arrangements	256	245
Auditor's remuneration:		
Fees payable to the Company's auditor and its associates for the audit of the Company's annual financial statements	4	3
Fees payable to the Company's auditor and its associates for other services to the Group [1]	1	1
Other	47	41
Non-staff related expenses	**3,479**	**3,456**
Total operating expense	**5,281**	**5,261**

(1) Fees payable to the Company's auditor for other services in 2023 comprise $45 thousand for the audit of the Company's subsidiaries (2022: $74 thousand) and $483 thousand for other assurance services (2022: $467 thousand).

The Group employs staff directly and also uses the services of staff who are employed by other Morgan Stanley Group undertakings.

Further information regarding employee compensation plans is provided in note 31.

The average number of employees of the Group, including Directors, is analysed below:

	Number	
	2023	2022
Institutional Securities and Investment Management	2,111	2,195
Support services	83	86
	2,194	**2,281**

Direct staff costs, including the Directors, are analysed below:

in $ millions	2023	2022
Wages and salaries	1,018	1,098
Social security costs	140	147
Pension costs	30	29
	1,188	**1,274**

The Group incurs management charges in respect of Directors' qualifying services provided by employees of other Morgan Stanley Group undertakings, included within 'Management charges from other Morgan Stanley Group undertakings relating to staff costs'.

The amount of remuneration received by Directors in respect of their qualifying services to the Group is disclosed in note 33.

8. INCOME TAX

in $ millions	2023	2022
Current tax		
UK corporation tax charge		
-current year	252	310
-prior year	(24)	(38)
Double taxation relief		
-current year	(135)	(101)
Overseas tax		
-current year	189	148
-prior year	(47)	5
Total Current tax	**235**	**324**
Deferred tax (benefit)/ expense		
Current year	4	(11)
Effect of changes in tax rates	—	8
Total Deferred tax	**4**	**(3)**
Income tax expense	**239**	**321**

Reconciliation of Effective Tax Rate

The Group's effective tax rate is sensitive to the geographic mix of profits and tax rates in non UK jurisdictions (including the net effect of foreign withholding taxes suffered by the Group), the additional blended 4.25% UK banking surcharge, as well as the non-deductibility of certain expenses for tax purposes.

Finance Act 2021 raised the UK main rate of corporation tax from 19% to 25% with effect from 1 April 2023. This impacts the tax charge in the current and future years.

Finance Act 2022 reduced the corporation tax surcharge rate from 8% to 3% with effect from 1 April 2023 and increased the surcharge allowance from £25 million to £100 million. This impacts the tax charge in the current and future years.

The current year income tax expense is lower (2022: lower) than that resulting from applying the average standard rate of corporation tax for banking companies in the UK for the year. The main differences are:

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

in $ millions	2023	2022
Profit before income tax	1,288	1,717
Income tax expense using the average standard rate of corporation tax for banking companies in the UK of 27.75% (2022: 27%)	358	463
Impact on tax of:		
Tax-deductible coupons on Additional Tier 1 capital instruments	(90)	(64)
Non-deductible UK Bank Levy	12	8
Other expenses:		
Other permanent differences	(15)	34
Movement in tax reserve	(48)	49
Group relief surrendered / (received) for no cash consideration	16	(66)
Effect of tax rates different to the consolidation rate	—	(1)
Net effect of foreign withholding taxes	42	(15)
Over provided in prior years	(24)	(34)
Tax exempt income	(12)	(49)
Impact of deferred tax rate change and other deferred tax adjustments	—	(4)
Total income tax expense in the consolidated income statement	**239**	**321**

The Group has a policy in place of surrendering tax-deductible losses ('group relief') to other members of the Morgan Stanley UK tax group (which consists of entities within the Group and the wider Morgan Stanley Group). The surrenders are for no cash consideration except for certain entities surrendering to the Company, where the cash consideration is equal to the amount of tax relief received.

Within the Group, a number of subsidiary companies generated tax-deductible losses that were surrendered both inside and outside the Group in the current and prior years.

In addition to the amount charged to the consolidated income statement, the aggregate amount of current and deferred tax relating to each component of other comprehensive income was as follows:

in $ millions	Before tax	2023 Tax charge [1]	Net of tax
Pension reserve:			
Remeasurement of net defined benefit liability	(1)	—	(1)
Foreign currency translation reserve:			
Foreign currency translation differences on foreign operations	(8)	—	(8)
Debt valuation reserve:			
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	(258)	69	(189)
Other comprehensive income	**(267)**	**69**	**(198)**

(1) The tax charge includes a $nil million charge in relation to the impact of change in deferred tax rate

in $ millions	Before tax	2022 Tax charge [1]	Net of tax
Pension reserve:			
Remeasurement of net defined benefit liability	4	—	4
Foreign currency translation reserve:			
Foreign currency translation differences on foreign operations	(43)	—	(43)
Net amount reclassified to consolidated income statement upon transfer of subsidiary	(4)	—	(4)
Debt valuation reserve:			
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	206	(69)	137
Other comprehensive income	**163**	**(69)**	**94**

(1) The tax charge includes a $14 million credit in relation to the impact of change in deferred tax rate

In addition to the amount charged to the consolidated income statement and the consolidated statement of comprehensive income, a $25 million benefit (2022: $3 million benefit) in relation to tax on share based payments and other miscellaneous items is recognised directly in the consolidated statement of changes in equity.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

The Group has applied the temporary exception to deferred tax disclosure and recognition as provided in the amendments to IAS 12 'Income Taxes': International Tax Reform – Pillar Two Model Rules. Based on preliminary assessments of potential future exposure, the financial impact is expected to be immaterial. The Group has no current tax exposure in relation to the OECD Pillar Two Model Rules because the Pillar Two legislation is not yet effective at the reporting date.

9. FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY MEASUREMENT CATEGORY

The following table analyses financial assets and financial liabilities presented in the Group's consolidated statement of financial position and the Company's statement of financial position by the IFRS 9 classifications as at 31 December 2023 and 31 December 2022.

2023 in $ millions	Group				Company			
	FVPL	FVPL designated	Amortised cost	Total	FVPL	FVPL designated	Amortised cost	Total
Cash and short term deposits	—	—	18,403	**18,403**	—	—	18,070	**18,070**
Trading financial assets	336,893	—	—	**336,893**	336,646	—	—	**336,646**
Secured financing:								
Cash collateral on securities borrowed	14,502	—	—	**14,502**	14,502	—	—	**14,502**
Securities purchased under agreements to resell	90,195	—	—	**90,195**	90,129	—	—	**90,129**
Other secured financing	15,271	—	—	**15,271**	15,271	—	—	**15,271**
Loans and advances	—	—	133	**133**	—	—	103	**103**
Investment securities	126	—	—	**126**	125	—	—	**125**
Trade and other receivables	905	—	72,806	**73,711**	905	—	72,898	**73,803**
Total financial assets	**457,892**	**—**	**91,342**	**549,234**	**457,578**	**—**	**91,071**	**548,649**
Bank loans and overdrafts	—	—	2	**2**	—	—	2	**2**
Trading financial liabilities	274,538	—	—	**274,538**	274,538	—	—	**274,538**
Secured borrowings:								
Cash collateral on securities loaned	—	22,578	7,925	**30,503**	—	22,578	7,925	**30,503**
Securities sold under agreements to repurchase	—	19,284	33,016	**52,300**	—	19,284	33,016	**52,300**
Other financial liabilities	—	19,513	3,062	**22,575**	—	19,513	2,748	**22,261**
Trade and other payables	—	395	85,313	**85,708**	—	395	85,308	**85,703**
Debt and other borrowings	—	15,523	44,213	**59,736**	—	15,523	44,174	**59,697**
Total financial liabilities	**274,538**	**77,293**	**173,531**	**525,362**	**274,538**	**77,293**	**173,173**	**525,004**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

	Group				Company			
2022 in $ millions	FVPL	FVPL designated	Amortised cost	Total	FVPL	FVPL designated	Amortised cost	Total
Cash and short term deposits	—	—	18,754	**18,754**	—	—	18,449	**18,449**
Trading financial assets	329,382	—	—	**329,382**	329,068	—	—	**329,068**
Secured financing:								
Cash collateral on securities borrowed	15,569	—	—	**15,569**	15,569	—	—	**15,569**
Securities purchased under agreements to resell	104,167	—	—	**104,167**	103,967	—	—	**103,967**
Other secured financing	10,043	—	—	**10,043**	10,043	—	—	**10,043**
Loans and advances	—	—	63	**63**	—	—	29	**29**
Investment securities	142	—	—	**142**	141	—	—	**141**
Trade and other receivables	1,298	—	80,172	**81,470**	1,298	—	80,261	**81,559**
Total financial assets	**460,601**	**—**	**98,989**	**559,590**	**460,086**	**—**	**98,739**	**558,825**
Bank loans and overdrafts	—	—	59	**59**	—	—	59	**59**
Trading financial liabilities	298,690	—	—	**298,690**	298,690	—	—	**298,690**
Secured borrowings:								
Cash collateral on securities loaned	—	19,766	6,046	**25,812**	—	19,766	6,046	**25,812**
Securities sold under agreements to repurchase	—	26,042	25,854	**51,896**	—	26,042	25,854	**51,896**
Other financial liabilities	—	12,984	3,274	**16,258**	—	12,984	2,750	**15,734**
Trade and other payables	—	718	95,703	**96,421**	—	718	95,717	**96,435**
Debt and other borrowings	—	12,113	33,569	**45,682**	—	12,113	33,534	**45,647**
Total financial liabilities	**298,690**	**71,623**	**164,505**	**534,818**	**298,690**	**71,623**	**163,960**	**534,273**

Financial Liabilities Designated at FVPL

Cash collateral on securities loaned and securities sold under agreements to repurchase: These balances are classified as 'Designated at FVPL' where the financial liability forms part of a group of financial assets or financial liabilities or both, which are managed, evaluated and reported internally on a fair value basis; otherwise, they are classified as 'Financial liabilities at amortised cost'.

Other financial liabilities: Liabilities arising as a result of continuing recognition of certain financial assets and the simultaneous recognition of an associated financial liability.

Prepaid OTC contracts: The risk on these financial instruments, is primarily hedged using trading financial instruments including equity securities and interest rate swaps. Prepaid contract liabilities are designated at FVPL as they form part of a group of financial assets and liabilities which are managed, evaluated and reported internally on a fair value basis.

Issued structured notes: These relate to financial liabilities which arise from selling structured products, generally in the form of notes or certificates. The structured notes are designated at FVPL as the risks to which the Group is a contractual party are risk-managed on a fair value basis as part of the Group's trading portfolio and the risk is reported to key management personnel on this basis. Refer to note 16 for more information.

The cumulative change in fair value recognised through other comprehensive income attributable to own credit risk for financial liabilities designated at FVPL at 31 December 2023 is a loss of $425 million (2022: loss of $183 million). During the year, a loss of $8 million (2022: $nil) was realised as a result of the derecognition of such financial liabilities and was transferred from

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

the 'Debt valuation adjustment reserve' to 'Retained earnings'.

The Group determines the amount of changes in fair value attributable to changes in counterparty credit risk or own credit risk, as relating to financial liabilities designated at FVPL, by first determining the fair value including the impact of counterparty credit or own credit risk, and then deducting those changes in fair value representing managed market risk. In determining fair value, the Group considers the impact of changes in own credit spreads based upon observations of the secondary bond market spreads when measuring the fair value for issued structured notes. The Group considers that this approach most faithfully represents the amount of change in fair value due to both counterparty credit risk and the Group's own credit risk.

The carrying amount of financial liabilities designated at FVPL for which the effect of changes in those liabilities' credit risk is presented within other comprehensive income was $630 million lower than the contractual amount due at maturity (2022: $920 million lower).

10. TRADING FINANCIAL ASSETS AND LIABILITIES

Group	2023		2022	
in $ millions	Assets	Liabilities	Assets	Liabilities
Government debt securities	8,725	8,357	13,782	17,025
Corporate and other debt	14,922	5,100	11,364	4,739
Corporate equities	75,508	22,321	53,160	24,971
Derivatives (see note 11)	237,738	238,760	251,076	251,955
	336,893	**274,538**	**329,382**	**298,690**

Company	2023		2022	
in $ millions	Assets	Liabilities	Assets	Liabilities
Government debt securities	8,725	8,357	13,780	17,025
Corporate and other debt	14,673	5,100	11,046	4,739
Corporate equities	75,508	22,321	53,160	24,971
Derivatives (see note 11)	237,740	238,760	251,082	251,955
	336,646	**274,538**	**329,068**	**298,690**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

11. DERIVATIVES

Group	2023				2022			
in $ millions	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total
Derivative assets:								
Interest rate contracts	72,669	7,853	41	**80,563**	66,949	9,000	5	**75,954**
Credit contracts	7,068	2,100	—	**9,168**	7,116	266	—	**7,382**
Foreign exchange and gold contracts	92,967	2,575	—	**95,542**	120,458	2,382	1	**122,841**
Equity contracts	39,533	—	6,937	**46,470**	29,774	—	5,754	**35,528**
Commodity contracts	5,399	—	596	**5,995**	8,505	—	866	**9,371**
	217,636	12,528	7,574	237,738	232,802	11,648	6,626	251,076
Derivative liabilities:								
Interest rate contracts	75,755	6,409	50	**82,214**	73,308	7,809	12	**81,129**
Credit contracts	7,414	2,135	—	**9,549**	6,572	280	—	**6,852**
Foreign exchange and gold contracts	87,979	2,738	16	**90,733**	114,830	2,614	9	**117,453**
Equity contracts	44,279	—	5,891	**50,170**	31,295	—	5,807	**37,102**
Commodity contracts	5,177	—	917	**6,094**	8,527	—	892	**9,419**
	220,604	11,282	6,874	238,760	234,532	10,703	6,720	251,955

Company	2023				2022			
in $ millions	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total
Derivative assets:								
Interest rate contracts	72,669	7,853	41	**80,563**	66,949	9,000	5	**75,954**
Credit contracts	7,068	2,100	—	**9,168**	7,116	266	—	**7,382**
Foreign exchange and gold contracts	92,969	2,575	—	**95,544**	120,464	2,382	1	**122,847**
Equity contracts	39,533	—	6,937	**46,470**	29,774	—	5,754	**35,528**
Commodity contracts	5,399	—	596	**5,995**	8,505	—	866	**9,371**
	217,638	12,528	7,574	237,740	232,808	11,648	6,626	251,082
Derivative liabilities:								
Interest rate contracts	75,755	6,409	50	**82,214**	73,308	7,809	12	**81,129**
Credit contracts	7,414	2,135	—	**9,549**	6,572	280	—	**6,852**
Foreign exchange and gold contracts	87,979	2,738	16	**90,733**	114,830	2,614	9	**117,453**
Equity contracts	44,279	—	5,891	**50,170**	31,295	—	5,807	**37,102**
Commodity contracts	5,177	—	917	**6,094**	8,527	—	892	**9,419**
	220,604	11,282	6,874	238,760	234,532	10,703	6,720	251,955

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

12. TRADE AND OTHER RECEIVABLES

	Group		Company	
in $ millions	2023	2022	2023	2022
Trade and other receivables (amortised cost)				
Trade receivables				
Contracts with customers	122	245	122	245
Due from other Morgan Stanley Group undertakings	33,026	35,100	33,336	35,353
Trading receivables	36,200	36,462	36,151	36,412
Less: ECL	(50)	(49)	(50)	(49)
	69,298	**71,758**	**69,559**	**71,961**
Other receivables[1]				
Held at exchanges	3,340	8,274	3,132	8,118
Due from other Morgan Stanley Group undertakings	168	141	207	182
Other amounts receivable	114	309	114	309
	3,622	**8,724**	**3,453**	**8,609**
	72,920	**80,482**	**73,012**	**80,570**
Trade and other receivables (FVPL)				
Prepaid OTC contracts	387	562	387	562
Held at exchanges	—	3	—	3
Other	518	733	518	733
	905	**1,298**	**905**	**1,298**
Total	**73,825**	**81,780**	**73,917**	**81,868**

(1) There was no ECL on these amounts as at 31 December 2023 or 31 December 2022.

13. INVESTMENT IN SUBSIDIARIES

Composition of the Group

Details of all subsidiary undertakings are provided in the Appendix, including changes in holdings of subsidiaries.

in $ millions	2023	2022
Cost		
At 1 January	1,268	1,257
Capital Infusion	—	218
Disposals	—	(207)
Dissolution	(11)	—
At 31 December	**1,257**	**1,268**
Impairment Provisions		
At 1 January	(1,136)	(1,127)
Provisions made in the year	(4)	(215)
Disposals	—	206
Dissolution	11	—
At 31 December	**(1,129)**	**(1,136)**
Carrying Amount		
At 31 December	**128**	**132**

All subsidiaries are included in the Group's consolidated financial statements.

14. INTERESTS IN STRUCTURED ENTITIES

The Group is involved with various special purpose entities in the normal course of business. In most cases, these entities are deemed to be structured entities. The Group's interests in structured entities include certain debt and equity interests, commitments, guarantees, and derivative instruments.

The Group's involvement with structured entities arises primarily from:

- Loans made to, and investments in, structured entities that hold debt, equity, real estate or other assets;

- Interests purchased in connection with market-making activities and retained interests held as a result of securitisation activities, including re-securitisation transactions;

- Structuring of asset-repackaged notes designed to meet the investment objectives of clients; and

- Certain derivatives entered into with structured entities.

The risks associated with derivatives entered into with structured entities are essentially the same as similar derivatives with non-structured entity

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

counterparties and are managed as part of the Company's overall derivative exposure.

The Group determines whether it controls, and therefore should consolidate, a structured entity upon its initial involvement with the structured entity and reassesses whether it should continue to consolidate on an ongoing basis, as long as it has any continuing involvement with the structured entity. Control is the ability to direct the activities of the entity which most significantly affect the returns of the entity and to determine the parties which benefit from these returns. Control can be exercised by a number of mechanisms, including the ability to direct the activities of the entity at the time of establishment, to manage the assets of the entity and to determine the time and method of its termination. The identification of control is based upon an analysis of the design of the structured entity, including the structured entity's structure and activities; assessment of the significance of the powers to make economic decisions which are held by the Group and its related parties and whether such powers may be used to affect its investor returns; and consideration of the significance of direct and indirect interests in the structured entity which are held by the Group and its related parties.

Consolidated Structured Entities

The table below shows information about the structured entities which the Group consolidated. Consolidated structured entity assets and liabilities are presented after intercompany eliminations and include assets financed on a non-recourse basis.

2023 in $ millions	Client intermedia-tion	Mortgage and asset-backed securitisations	Total
Assets of structured entities	94	471	**565**
Liabilities of structured entities	93	248	**341**
2022			
Assets of structured entities	200	606	**806**
Liabilities of structured entities	195	330	**525**

Unconsolidated Structured Entities

The Group has interests in structured entities that the Group does not control and which are therefore not consolidated.

The table below shows certain non-consolidated structured entities in which the Group has an interest at 31 December 2023 and at 31 December 2022. The table includes all structured entities in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria. In addition the table includes structured entities sponsored by unrelated parties, as well as structured entities sponsored by the Group; an example of the Group's involvement with these structured entities is its secondary market-making activities.

The Group's maximum exposure to loss is dependent on the nature of the Group's interest in the structured entity and is limited to notional amounts of certain liquidity facilities, total return swaps, as well as the fair value of certain other derivatives and investments the Group has made in the structured entity. The reported exposure does not include the offsetting benefit of hedges, including total return swaps in relation to fund investments and other entities, or any reductions associated with the collateral held as part of a transaction with the structured entity or with any party to the structured entity. Where notional amounts are used to quantify the maximum exposure related to derivatives, such amounts do not reflect changes in fair value already recorded by the Group. Liabilities issued by structured entities generally are non-recourse to the Group.

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

in $ millions	Client intermed -iation	Mortgage and asset- backed securitis- ations	Collateral- ised debt obligations	Total
31 December 2023				
Assets of the structured entity	18,699	8,335	709	**27,743**
Maximum exposure to loss:				
Debt and equity interests	949	457	26	**1,432**
Derivative and other contracts	4,066	—	—	**4,066**
Total maximum exposure to loss	**5,015**	**457**	**26**	**5,498**
Carrying value of interests - assets[1]:				
Debt and equity interests	948	457	26	**1,431**
Derivative and other contracts	1,310	—	—	**1,310**
Total carrying value of exposure to loss - assets	**2,258**	**457**	**26**	**2,741**
Carrying value of interests - liabilities[1]:				
Debt and equity interests	1,363	—	—	**1,363**
Derivative and other contracts	446	—	—	**446**
Total carrying value of exposure to loss - liabilities	**1,809**	**—**	**—**	**1,809**
Additional interests in structured entities - Other[2]				631

(1) The carrying value of the interests in structured entities are recognised in the consolidated statement of financial position in Trading financial assets or Trading financial liabilities - derivatives or Trading financial liabilities - Corporate and other debt.

(2) Primarily as a result of its secondary market-making activities, the Group owned additional securities issued by securitisation structured entities for which the maximum exposure to loss is less than the specific thresholds noted earlier.

in $ millions	Client intermed -iation	Mortgage and asset- backed securitis- ations	Collateral- ised debt obligations	Total
31 December 2022				
Assets of the structured entity	17,096	6,989	327	**24,412**
Maximum exposure to loss:				
Debt and equity interests	837	242	160	**1,239**
Derivative and other contracts	4,836	—	—	**4,836**
Total maximum exposure to loss	**5,673**	**242**	**160**	**6,075**
Carrying value of interests - assets[1]:				
Debt and equity interests	837	242	160	**1,239**
Derivative and other contracts	1,319	—	—	**1,319**
Total carrying value of exposure to loss - assets	**2,156**	**242**	**160**	**2,558**
Carrying value of interests - liabilities[1]:				
Debt and equity interests	1,216	—	—	**1,216**
Derivative and other contracts	223	—	—	**223**
Total carrying value of exposure to loss - liabilities	**1,439**	**—**	**—**	**1,439**
Additional interests in structured entities - Other[2]				581

(1) The carrying value of the interests in structured entities are recognised in the consolidated statement of financial position in Trading financial assets or Trading financial liabilities - derivatives or Trading financial liabilities - Corporate and other debt.

(2) Primarily as a result of its secondary market-making activities, the Group owned additional securities issued by securitisation structured entities for which the maximum exposure to loss is less than the specific thresholds noted earlier.

Client intermediation transactions represent a range of transactions designed to provide investors with returns based on the returns of underlying securities, referenced assets or indexes. The Group's involvement in these transactions is to act as the intermediary between the Structured Entity and the client, generally either through a derivative or by

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

intermediating financing.

Securitisation transactions generally involve structured entities. Primarily as a result of its secondary market-making activities, the Group owned additional securities issued by securitisation structured entities for which the maximum exposure to loss is less than the specific threshold noted earlier.

Collateralised Debt Obligations ("CDOs") are structured entities that purchase a pool of assets consisting of corporate loans ("collateralised loan obligations"), corporate bonds, Asset-backed Securities ("ABS") or synthetic exposures on similar assets through derivatives, and issue multiple tranches of debt and equity securities to investors. Although not obligated, the Group generally makes a market in the securities issued by structured entities in these transactions and may retain unsold securities. These beneficial interests are included in 'Trading financial assets' and are measured at fair value.

The Group's primary risk exposure is to the securities issued by the structured entity owned by the Group, with the risk highest on the most subordinate class of beneficial interests. These securities generally are included in 'Trading financial assets – corporate and other debt'. The Group does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives. The Group's maximum exposure to loss generally equals the fair value of the securities owned.

The Group has not provided financial support to, or otherwise agreed to be responsible for supporting financially, any unconsolidated structured entity.

Sponsored Unconsolidated Structured Entities

The Group considers itself the sponsor of certain non-consolidated structured entities where it was primarily involved in the establishment of a structured entity and where, additionally, the Group has been involved in the transfer of assets; servicer of the assets; ability to access the assets; marketing; managing activities; purchasing protection or providing explicit guarantees; when Morgan Stanley's name is associated with the structured entity or where market participants may generally expect Morgan Stanley to be associated with the structured entity.

In some sponsored entities, the Group has been involved with the structured entity through establishing the structured entity, marketing of products associated with the structured entity in its own name, and/ or through involvement in the design of the structured entity. The Group has no interest in or exposure to loss from these entities as at 31 December 2023 (2022: $nil).

During 2023, $666 million (2022: $391 million) of assets were transferred to sponsored structured entities. It is the investors in the structured entity, rather than the Group, that are exposed to the carrying value of assets transferred. The Group's exposure to the sponsored entities is limited to net amounts receivable from swap transactions with the entity and is not directly linked to the transferred assets themselves. The loss that the Group incurred in relation to transactions with sponsored entities during 2023 was $45 million (2022: profit of $313 million). Gains or losses are reported within 'Net gains from financial instruments at FVPL' in the consolidated income statement. The Group may hedge its exposure to these transactions and the gains or losses of this hedging activity are also presented within 'Net gains from financial instruments at FVPL', offsetting the gains or losses incurred.

15. TRADE AND OTHER PAYABLES

in $ millions	Group 2023	Group 2022	Company 2023	Company 2022
Trade and other payables (amortised cost)				
Trade payables	84,664	95,047	84,640	95,043
Other payables				
Due to other Morgan Stanley Group undertakings	1,003	985	1,050	1,013
Other amounts payable	120	285	109	274
Other taxation and social security	23	25	23	25
Accruals and Deferred Income	368	441	366	437
	86,178	96,783	86,188	96,792
Trade and other payables (designated at FVPL)				
Prepaid OTC contracts	395	718	395	718
	395	718	395	718
Total	86,573	97,501	86,583	97,510

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

16. DEBT AND OTHER BORROWINGS

in $ millions	Group 2023	2022
Debt and other borrowings (amortised cost)		
Subordinated loan liabilities	5,096	8,898
Senior subordinated loan liabilities	6,700	3,900
Other borrowings[1]	32,417	20,771
	44,213	**33,569**
Debt and other borrowings (designated FVPL)		
Issued structured notes	15,523	12,113
	59,736	**45,682**

in $ millions	Company 2023	2022
Debt and other borrowings (amortised cost)		
Subordinated loan liabilities	5,096	8,898
Senior subordinated loan liabilities	6,700	3,900
Other borrowings[1]	32,378	20,736
	44,174	**33,534**
Debt and other borrowings (designated FVPL)		
Issued structured notes	15,523	12,113
	59,697	**45,647**

(1) There is a floating charge over a pool of assets in favour of MSIUK to secure certain intercompany loans which MSIUK has provided to the Company and which are presented within 'Other borrowings'. The value of assets subject to this charge at 31 December 2023 was $29,967 million (2022: $21,665 million). The floating charge is limited to the amount of the funding received from MSIUK of $32,086 million (2022: $20,384 million).

The amounts subject to subordinated loan agreements are wholly repayable as shown below:

Counterparty	Repayment Date	Interest Rate	2023 Accrued Interest	Balance
MSIUK	11 August 2032	SOFR[1] plus 1.44%	38	1,400
MSIUK	13 June 2033	SOFR[1] plus 2.34%	106	2,500
MSIUK	15 December 2034	SOFR[1] plus 2.29%	4	1,200

Counterparty	Repayment Date	Interest Rate	2022 Accrued Interest	Balance
MSIUK[3]	21 December 2025	OBFR[2] plus 2.3%	54	5,000
MSIUK	11 August 2032	SOFR[1] plus 1.44%	24	1,400
MSIUK	13 June 2033	SOFR[1] plus 2.34%	70	2,500

(1) Secured Overnight Financing Rate ("SOFR")
(2) Overnight Bank Funding Rate ("OBFR")
(3) Out of the the $5,000 million subordinated loan issued to MSIUK, $1,000 million was repaid on 2 February 2023 and $4,000 million was repaid on 15 December 2023.

The amounts subject to senior subordinated loan agreements are wholly repayable as shown below:

Counterparty	Repayment Date	Interest Rate	2023 Accrued Interest	Balance
MSIUK	29 January 2025[1]	MS Proxy[2]	—	6,700

Counterparty	Repayment Date	Interest Rate	2022 Accrued Interest	Balance
MSIUK	30 January 2024[1]	MS Proxy[2]	—	3,900

(1) The repayment date can be extended for 395 days on each business day but no later than 49 years from utilisation date.
(2) Interest rate at which Morgan Stanley is offering loans, in the relevant currency, to members of the Morgan Stanley Group on such day, which counterparties have acknowledged and agreed to apply to any loan, acting on an arm's length basis.

The senior subordinated loans, including accrued interest, may be bailed in by the BOE in certain circumstances.

The Group has not defaulted on principal, interest or breached any terms of its subordinated loans or senior subordinated loans during the year.

All amounts outstanding under subordinated loan agreements are repayable on the repayment date. Prepayment of the $2,500 million instrument, the $1,400 million instrument and the $1,200 million instrument is at the Company's discretion from the contractual call option date. PRA consent is required prior to any repayment.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

17. PROVISIONS AND CONTINGENT LIABILITIES

in $ millions	Property	Group Litigation	Total
At 1 January 2023	2	129	**131**
Provisions utilised	—	(7)	**(7)**
Unused provisions reversed	—	(5)	**(5)**
Foreign exchange revaluation	—	6	**6**
At 31 December 2023	**2**	**123**	**125**

As at 31 December 2023 and 31 December 2022, the Company's provisions for litigation matters were the same with the Group, and as at 31 December 2023, the provisions for property matters were $1 million (31 December 2022: $2 million).

Litigation Matters

In addition to the matters described below, in the normal course of business, the Group has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the third-party entities that are, or would otherwise be, the primary defendants in such cases are bankrupt, in financial distress, or may not honour applicable indemnification obligations. These actions have included, but are not limited to, antitrust claims, and matters arising from the Group's sales and trading businesses and activities in the capital markets.

The Group is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental or other regulatory agencies regarding the Group's business, and involving, among other matters, sales, trading, financing, prime brokerage, market-making activities, investment banking advisory services, capital market activities, financial products or offerings sponsored, underwritten or sold by the Group, wealth and investment management services, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, disgorgement, restitution, forfeiture, injunctions, limitations on the Group's ability to conduct certain business, or other relief.

The Group contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Group can reliably estimate the amount of that loss, or the range of loss, the Group accrues an estimated loss by a charge to income, including with respect to certain of the individual proceedings or investigations described below.

The Group's legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government or regulatory agency investigations and private litigation affecting global financial services firms, including the Group.

In many legal proceedings and investigations, it is inherently difficult to determine whether any loss is probable or more than remotely possible, or to estimate the amount of any loss. In addition, even where the Group has determined that a loss is probable or more than remotely possible, the Group may be unable to reliably estimate the amount of the loss or range of loss. It is particularly difficult to determine if a loss is probable or more than remotely possible, or to reliably estimate the amount of loss, where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, forfeiture, disgorgement or penalties. Numerous issues may need to be resolved in an investigation or proceeding before a determination can be made that a loss or additional loss (or range of loss or range of additional loss) is probable or more than remotely possible, or to reliably estimate the amount of loss, including through potentially lengthy discovery or determination of important factual matters, determination of issues related to class certification, the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

The Group has identified below any individual proceedings or investigations where the Group believes a material economic outflow to be more than remotely possible. In certain legal proceedings, in which the Group has determined that a material economic outflow is more than remotely possible, the Group is unable to reliably

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

estimate the loss or range of loss. There are other matters in which the Group has determined a loss or range of loss to be more than remotely possible, but the Group does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the Group's financial statements as a whole, although the outcome of such proceedings or investigations may significantly impact the Group's business or results of operations for any particular reporting period, or cause significant reputational harm.

The Group disclosure of the financial impact of litigation is made by individual matter, where material, except when it is not practicable or it is seriously prejudicial to do so.

While the Group has identified below certain proceedings or investigations that the Group believes to be material, individually or collectively, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or more than remotely possible.

On 5 October 2017, various institutional investors filed a claim against the Group and another bank in a matter now styled *Case number B-803-18 (previously BS 99-6998/2017)*, in the City Court of Copenhagen, Denmark concerning their roles as underwriters of the initial public offering ("IPO") in March 2014 of the Danish company OW Bunker A/S. The claim seeks damages of approximately DKK 529 million (approximately $76 million) plus interest in respect of alleged losses arising from investing in shares in OW Bunker, which entered into bankruptcy in November 2014. Separately, on 29 November 2017, another group of institutional investors joined the Group and another bank as defendants to pending proceedings in the High Court of Eastern Denmark against various other parties involved in the IPO in a matter styled *Case number B-2073-16*. The claim brought against the Group and the other bank has been given its own *Case number B-2564-17*. The investors claim damages of approximately DKK 767 million (approximately $111 million) plus interest from the Group and the other bank on a joint and several basis with the Defendants to these proceedings. Both claims are based on alleged prospectus liability; the second claim also alleges professional liability of banks acting as financial intermediaries. On 8 June 2018, the City

Court of Copenhagen, Denmark ordered that the matters now styled *Case number B-803-18, Case number B-2073-16*, and Case number B-2564-17 be heard together before the High Court of Eastern Denmark. On 29 June 2018, the Group filed its defence to the matter now styled C*ase number B-2564-17*. On 4 February 2019, the Group filed its defence to the matter now styled *Case number B-803-18*.

The Group and other financial institutions are responding to a number of governmental investigations and civil litigation matters related to allegations of anticompetitive conduct in various aspects of the financial services industry, including the matters described below.

Beginning in February of 2016, the Group and certain Morgan Stanley Group affiliates were named as a defendant in multiple purported antitrust class actions now consolidated into a single proceeding in the United States District Court for the Southern District of New York ("SDNY") styled *In Re: Interest Rate Swaps Antitrust Litigation*. Plaintiffs allege, inter alia, that the Group and certain Morgan Stanley Group affiliates, together with a number of other financial institution defendants, violated U.S. and New York state antitrust laws from 2008 through December of 2016 in connection with their alleged efforts to prevent the development of electronic exchange-based platforms for interest rate swaps trading. Complaints were filed both on behalf of a purported class of investors who purchased interest rate swaps from defendants, as well as on behalf of three operators of swap execution facilities that allegedly were thwarted by the defendants in their efforts to develop such platforms. The consolidated complaints seek, among other relief, certification of the investor class of plaintiffs and treble damages. On 28 July 2017, the court granted in part and denied in part the defendants' motion to dismiss the complaints. On 15 December 2023, the court denied the class plaintiffs' motion for class certification. On 29 December 2023, the class plaintiffs petitioned the United States Court of Appeals for the Second Circuit for leave to appeal that decision. On 28 February 2024, the class plaintiffs, the Group and the Morgan Stanley Group affiliates reached an agreement in principle to settle the class claims.

The Group is engaging with the UK Competition and Markets Authority in connection with its investigation of suspected anti-competitive

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

arrangements in the financial services sector, specifically regarding the Group's activities concerning certain liquid fixed income products between 2009 and 2012. On 24 May 2023, the UK Competition and Markets Authority issued a Statement of Objections setting out its provisional findings that the Company and Morgan Stanley had breached UK competition law by sharing competitively sensitive information in connection with gilts and gilt asset swaps between 2009 and 2012. The Company and Morgan Stanley are contesting the provisional findings. Separately, on 16 June 2023, the Company and Morgan Stanley were named as a defendant in a purported antitrust class action in the United States District Court for the Southern District of New York styled *Oklahoma Firefighters Pension and Retirement System v. Deutsche Bank Aktiengesellschaft, et al.*, alleging, inter alia, that the Company, together with a number of other financial institution defendants, violated US antitrust laws in connection with their alleged effort to fix prices of gilts traded in the United States between 2009 and 2013. On 28 September 2023, the defendants filed a joint motion to dismiss the complaint, which has been fully briefed.

Tax Matters

The Group is responding to requests for information and documents from authorities in Germany related to the period 2006 to 2022, including from the Federal Tax Office and the Cologne Public Prosecutor, in relation to certain equities transactions over dividend record dates and related tax matters. The Group is cooperating with the relevant authorities.

In matters styled *Case number 15/363*7 and *Case number 15/4353*, the Dutch Tax Authority ("Dutch Authority") is challenging in the Dutch courts the prior set-off by a subsidiary undertaking of the Group of approximately €124 million (approximately $133 million) plus accrued interest of withholding tax credits against the subsidiary undertaking of the Group's corporation tax liabilities for the tax years 2007 to 2012. The Dutch Authority alleges that the subsidiary undertaking of the Group was not entitled to receive the withholding tax credits on the basis, inter alia, that the subsidiary undertaking of the Group did not hold legal title to certain securities subject to withholding tax on the relevant dates. The Dutch Authority has also alleged that the subsidiary undertaking of the Group failed to

provide certain information to the Dutch Authority and keep adequate books and records. On 26 April 2018, the District Court in Amsterdam issued a decision dismissing the Dutch Authority's claims with respect to certain of the tax years in dispute. On 12 May 2020, the Court of Appeal in Amsterdam granted the Dutch Authority's appeal in matters re-styled *Case number 18/00318* and *Case number 18/00319*. On 19 January 2024, the Dutch High Court granted the subsidiary undertaking of the Group's appeal in matters re-styled *Case number 20/01884* and referred the case to the Court of Appeal in The Hague.

On 22 June 2021, Dutch criminal authorities sought various documents in connection with an investigation of the subsidiary undertaking of the Group related to the civil claims asserted by the Dutch Authority concerning the accuracy of the subsidiary of the Group's tax returns and the maintenance of its books and records for 2007 to 2012. The Dutch criminal authorities have requested additional information, and the Group is continuing to respond to them in connection with their ongoing investigation.

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions regarding the outcome of matters that are uncertain, including those relating to tax. The Group has reserves arising on a number of uncertain tax matters, for which management has made judgements and interpretations about the application of inherently complex tax laws when determining these reserves. Whilst a range of outcomes is foreseeable, management considers the amount reserved to be a reliable estimate of expected future liabilities after consideration of all pertinent facts.

Refer to accounting policy note 3(k) for more details on the Group's accounting policy on provisions. Tax provisions are included within Current tax liabilities. Refer to note 8 for further details.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

18. DEFERRED TAX ASSETS AND LIABILITIES

Deferred taxes are calculated on all temporary differences under the liability method. The movement in the deferred tax account is as follows:

	Group		Company	
	2023	2022	2023	2022
in $ millions	Deferred tax asset/ (liability)	Deferred tax asset/ (liability)	Deferred tax asset/ (liability)	Deferred tax asset/ (liability)
At 1 January	151	213	150	212
Amount recognised in the consolidated income statement	(4)	11	(4)	11
Amount recognised in consolidated statement of other comprehensive income	69	(55)	69	(55)
Amount recognised directly in equity	15	4	15	4
Impact of changes in tax rates recognised in the consolidated income statement	—	(8)	—	(8)
Impact of changes in tax rates recognised in consolidated statement of other comprehensive income	—	(14)	—	(14)
At 31 December	**231**	**151**	**230**	**150**

For the purposes of presentation in the consolidated statement of financial position, certain deferred tax assets and liabilities have been offset in accordance with IAS 12.

The deferred tax included in the consolidated statement of financial position and changes recorded in 'Income tax expense' are detailed below:

in $ millions	Group		
2023	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	1	—	—
Deferred compensation	120	5	(14)
Transitional adjustment	(6)	—	(1)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	119	(1)	(69)
Unrealised gains/ (losses)	(3)	—	—
	231	**4**	**(84)**

in $ millions	Group		
2022	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	1	—	—
Deferred compensation	111	18	(4)
Transitional adjustment	(7)	—	(2)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	49	—	71
Unrealised gains/ (losses)	(3)	(21)	—
	151	**(3)**	**65**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

in $ millions	Company		
2023	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	1	—	—
Deferred compensation	119	5	(14)
Transitional adjustment	(6)	—	(1)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	119	(1)	(69)
Unrealised gains/ (losses)	(3)	—	—
	230	**4**	**(84)**

in $ millions	Company		
2022	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	1	—	—
Deferred compensation	110	18	(4)
Transitional adjustment	(7)	—	(2)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	49	—	71
Unrealised gains/ (losses)	(3)	(21)	—
	150	**(3)**	**65**

The UK blended statutory rate is 27.75% for the year, including an 4.25% corporation tax surcharge on the profits of banking companies. The Finance Act 2021 raised the UK main rate of corporation tax from 19% to 25% with effect from 1 April 2023. In addition, the Finance Act 2022 reduced the corporation tax surcharge rate from 8% to 3% with effect from 1 April 2023. These changes affect the deferred tax charge for both the current and future years.

The net deferred tax asset shown above has been recognised based on management's assessment that it is probable that the Group will have taxable profits against which the temporary differences can be utilised.

19. COMMITMENTS

At 31 December 2023 and 2022, the Group and Company had the following outstanding commitments arising from off-balance sheet financial instruments:

in $ millions	2023	2022
Commitments[1]		
Loan commitments	19	15
Guarantees	340	373
Unsettled securities purchased under agreements to resell[2]	45,568	54,628
Unsettled securities sold under agreements to repurchase[2]	30,618	22,894
Other commitments	42	26

(1) Certain loan commitments, unsettled securities sold under agreements to repurchase and guarantees are on balance sheet and designated at fair value. (see note 9).
(2) Unsettled securities purchased under agreements to resell and sold under agreements to repurchase have a trade date at or prior to 31 December and settle subsequent to year end.

20. EQUITY INSTRUMENTS

in $ millions	2023	2022
Authorised, Issued and fully paid:		
Ordinary shares of $1 each[1]	**10,935**	**10,935**
Ordinary shares of £1 each[1]	**30**	**30**
Class A ordinary shares of $1 each[2]	**1,500**	**1,500**
Additional Tier 1 capital[2]	**4,300**	**4,300**
Total equity instruments at 31 December	**16,765**	**16,765**

(1) Ordinary shares of $1 each carry 99.8% of the voting rights (2022: 99.8%)
Ordinary shares of £1 each carry 0.2% of the voting rights (2022: 0.2%)
Ordinary shares are pari passu with each other regardless of currency.
(2) Class A ordinary shares and Additional Tier 1 capital do not carry any voting rights (2022: Non-voting)

Equity Instruments

At 31 December 2023, the total equity instruments which the Company authorised and had in issue amounted to $16,765 million (31 December 2022: $16,765 million) comprising 10,935,105,148 ordinary shares of $1 each, 17,615,107 ordinary shares of £1 each, 1,500,000,000 Class A Non-voting ordinary shares of $1 each and Additional Tier 1 capital instruments of $4,300 million (31 December 2022: $4,300 million). All equity instruments are fully paid. There have been no changes to equity instruments for the Company from 1 January 2023 (2022: $800 million AT1 Capital issued).

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Ordinary Shares

The holders of the ordinary shares are entitled to receive dividends as declared from time to time and, excluding holders of the Class A ordinary shares, are entitled, on a show of hands, to one vote and, on a poll, one vote per share at meetings of the shareholders of the Company. All shares rank equally with regard to the Company's residual net assets. All ordinary shares are recorded at the rates of exchange ruling at the date the shares were paid up.

AT1 Capital

AT1 capital issued by the Company comprises three separate Instruments, with balances of $2,200 million, $1,300 million and $800 million, respectively. The Instruments include a trigger mechanism whereby, if the Common Equity Tier 1 capital ratio of the Company or MSI Group falls below 7%, the BOE as the UK Resolution Authority also has the authority to trigger the write down of the instruments upon the exercise of statutory powers in a resolution scenario. In this situation, Morgan Stanley International Limited, the holder of the AT1, would have no further rights against the Group in respect of the AT1.

The Instruments have no defined maturity and are subordinated to senior creditors and subordinated loan creditors of the Company. The Instruments are not entitled to any participation in the residual net assets of the Company. The Instruments are callable at the Company's discretion, from 30 November 2023 for the $2,200 million instrument, from 30 November 2025 for the $1,300 million instrument and from 30 November 2027 for the $800 million instrument.

Coupons on the Instruments are non-cumulative. Coupons are payable at a fixed rate of 7.5% per annum for the $2,200 million instrument, 5.45% per annum for the $1,300 million instrument and 7.42% per annum for the $800 million instrument. Payment of the coupon is wholly at the discretion of the Company.

Coupon interest on the $2,200 million, $1,300 million and $800 million instruments was paid on 30 November 2023 (see note 21).

Reserves

Share Premium

The 'Share premium account' comprises the capital raised in an issue of shares that exceeds the nominal value of the shares.

Currency Translation Reserve

The 'Currency translation reserve' comprises all foreign exchange differences arising from the translation of the total assets less total liabilities of foreign operations. The tax effect of these movements is also included in the 'Currency translation reserve'.

Capital Contribution Reserve

The 'Capital contribution reserve' comprises contributions of capital from the Group's parent company to subsidiaries of the Group.

Capital Redemption Reserve

The 'Capital redemption reserve' represents transfers in prior years from retained earnings in accordance with relevant legislation.

Pension Reserve

The 'Pension reserve' comprises cumulative actuarial gains or losses on scheme assets and obligations net of current tax and the impact of the asset surplus ceiling (see note 32).

Debt Valuation Reserve

The 'Debt valuation reserve' includes the cumulative change in fair value of certain financial liabilities designated at fair value through profit or loss that is attributable to changes in the credit risk of those liabilities at the reporting date, together with the tax effect of these movements.

21. DIVIDENDS

On 18 May 2023, the Company paid a dividend of $1,000 million ($0.080 per ordinary share) to MSIUK (31 December 2022: $nil).

In addition, on 18 May 2023, the Board approved for the Company to target an ordinary dividend of 50% of retained profit, after the impact of AT1 distributions, subject to evolving strategic opportunities and capital requirements.

On 30 November 2023, a coupon payment on the $2,200 million AT1 capital instrument of $165,000,000 (31 December 2022: $165,000,000) was paid out of reserves available for distribution.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

On 30 November 2023, a coupon payment on the $1,300 million AT1 capital instrument of $70,850,000 (31 December 2022: $70,850,000) was paid out of reserves available for distribution.

On 30 November 2023, a coupon payment on the $800 million AT1 capital instrument of $86,896,444 (31 December 2022: $nil) was paid out of reserves available for distribution.

On 14 December 2023, the Board approved and paid a dividend of $180 million ($0.014 per ordinary share) under the dividend policy to MSIUK. Additionally, on 18 April 2024, the Board approved a final dividend of $180 million ($0.014 per ordinary share) under the policy.

22. ADDITIONAL CASH FLOW INFORMATION

a. Cash and Cash Equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents comprise the following balances, which have less than three months maturity from the date of acquisition:

in $ millions	2023	2022
Cash and short term deposits	18,403	18,754
Bank loans and overdrafts	(2)	(59)
	18,401	**18,695**

Included within Group and Company 'Cash and short term deposits' is $8,334 million (2022: $9,424 million) of segregated client money, held in accordance with the FCA's Client Money Rules. Additionally, an amount for the Group of $239 million (2022: $170 million) and for the Company of $149 million (2022: $104 million) represents other client money, that is not available for use. The corresponding payable is recognised and included in 'Trade and other payables'.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

b. Reconciliation of Cash Flows from Operating Activities

in $ millions	Note	2023	2022
Profit for the year		1,049	1,396
Adjustments for:			
Net Impairment loss on financial instruments		—	148
Depreciation on property, plant and equipment		6	7
Provisions	17	(5)	91
Interest income	6	(11,460)	(2,926)
Interest expense	6	12,374	3,874
Income tax expense	8	239	321
Share based Payments		—	1
Income tax - current and deferred tax		25	3
Gain on modification of subordinated loan liabilities		(2)	(2)
Operating cash flows before changes in operating assets and liabilities		**2,226**	**2,913**
Changes in operating assets			
Net decrease/ (increase) in secured financing		9,811	(3,884)
Net (increase)/ decrease in loans and advances		(70)	4
Net decrease/ (increase) in trade and other receivables		7,920	(2,354)
Net decrease in investment securities		16	23
Net (increase)/ decrease in trading financial assets		(7,511)	3,253
Net increase in other assets		(291)	(65)
		9,875	(3,023)
Changes in operating liabilities			
Net increase/(decrease) in secured borrowing		11,412	(3,296)
Net (decrease)/ increase in trade and other payables		(10,797)	2,691
Net increase/ (decrease) in debt and other borrowings		14,868	(7,658)
Net decrease in trading financial liabilities		(24,152)	(1,635)
Net decrease in other liabilities		(38)	(116)
Net decrease in provisions		(7)	—
		(8,714)	(10,014)
Interest received		11,494	2,787
Interest paid		(11,939)	(3,137)
Income taxes paid		(159)	(190)
Effect of foreign exchange movements		(190)	1,314
Net cash flows from/(used in) operating activities		**2,593**	**(9,350)**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

c. Reconciliation of Equity and Liabilities arising from Financing Activities

in $ millions	Note	AT1	Senior Subordinated loans	Subordinated Loans	Total equity and liabilities from financing activities
Balance as at 1 January 2022		3,500	5,600	6,400	15,500
Issuance	16	800	600	2,500	3,900
Repayment	16	—	(2,300)	—	(2,300)
Gain on modification of subordinated loan liabilities		—	—	(2)	(2)
Balance as at 31 December 2022 and 1 January 2023		**4,300**	**3,900**	**8,898**	**17,098**
Issuance	16	—	2,800	1,200	4,000
Repayment	16	—	—	(5,000)	(5,000)
Gain on modification of subordinated loan liabilities		—	—	(2)	(2)
Balance as at 31 December 2023		**4,300**	**6,700**	**5,096**	**16,096**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

23. EXPECTED MATURITY OF ASSETS AND LIABILITIES

The table below shows an analysis of assets and liabilities analysed according to when they are expected to be recovered, realised or settled.

Group	2023			2022		
in $ millions	Less than or equal to twelve months	More than twelve months	Total	Less than or equal to twelve months	More than twelve months	Total
ASSETS						
Secured financing	119,692	276	**119,968**	129,142	637	**129,779**
Loans and advances	90	43	**133**	—	63	**63**
Investment securities	—	126	**126**	—	142	**142**
Trade and other receivables	73,045	780	**73,825**	80,669	1,111	**81,780**
Deferred tax assets	46	185	**231**	29	122	**151**
Property, plant and equipment	—	33	**33**	—	33	**33**
Other	355,732	2	**355,734**	348,441	2	**348,443**
	548,605	1,445	550,050	558,281	2,110	560,391
LIABILITIES						
Secured borrowing	103,263	2,115	**105,378**	91,551	2,415	**93,966**
Trade and other payables	86,240	333	**86,573**	96,951	550	**97,501**
Debt and other borrowings	12,586	47,150	**59,736**	6,814	38,868	**45,682**
Post-employment benefit obligations	—	4	**4**	—	4	**4**
Other	274,753	—	**274,753**	299,005	—	**299,005**
	476,842	49,602	526,444	494,321	41,837	536,158

Company	2023			2022		
in $ millions	Less than or equal to twelve months	More than twelve months	Total	Less than or equal to twelve months	More than twelve months	Total
ASSETS						
Secured financing	119,626	276	**119,902**	129,142	437	**129,579**
Loans and advances	90	13	**103**	—	29	**29**
Investment securities	—	125	**125**	—	141	**141**
Trade and other receivables	73,153	764	**73,917**	80,773	1,095	**81,868**
Deferred tax assets	46	184	**230**	29	121	**150**
Investments in subsidiaries	—	128	**128**	—	132	**132**
Property, plant and equipment	—	16	**16**	—	14	**14**
Other	355,197	2	**355,199**	347,855	2	**347,857**
	548,112	1,508	549,620	557,799	1,971	559,770
LIABILITIES						
Secured borrowing	103,198	1,866	**105,064**	91,261	2,181	**93,442**
Trade and other payables	86,250	333	**86,583**	96,960	550	**97,510**
Debt and other borrowings	12,587	47,110	**59,697**	6,814	38,833	**45,647**
Post-employment benefit obligations	—	1	**1**	—	1	**1**
Other	274,684	—	**274,684**	298,956	—	**298,956**
	476,719	49,310	526,029	493,991	41,565	535,556

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

24. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. The business segments and geographical segments are based on the Group's management and internal reporting structure. Transactions between business segments are on normal commercial terms and conditions.

Business Segment

Morgan Stanley structures its business segments primarily based upon the nature of the financial products and services provided to customers and Morgan Stanley's internal management structure. The Group's own business segments are consistent with those of Morgan Stanley.

The Group has one reportable business segment, Institutional Securities, which includes capital raising and financial advisory services; corporate lending; sales, trading, financing and market-making activities in equity and fixed income securities and related products, including global macro, credit and commodities products and investment activities. The Group is a key contributor to the execution of the Morgan Stanley Group's global Institutional Securities segment strategy.

Geographical Regions

The Group operates in three geographic regions, being EMEA, the Americas and Asia.

The following table presents selected consolidated income statement and consolidated statement of financial position information of the Group's operations by geographic area. The external revenues (net of interest expense) and total assets disclosed in the following table reflect the regional view of the Group's operations, on a managed basis. The attribution of external revenues (net of interest expense) and total assets is determined by a combination of client and trading desk location.

Geographical Regions	Net Revenue		Profit before Tax	
in $ millions	2023	2022	2023	2022
EMEA	4,300	4,645	506	700
Asia	1,833	2,012	615	820
Americas	436	465	167	197
Total	**6,569**	**7,122**	**1,288**	**1,717**

Geographical Segments	Total Assets	
in $ millions	2023	2022
EMEA	291,853	339,424
Asia	113,131	114,501
Americas	145,066	106,466
Total	**550,050**	**560,391**

25. RISK MANAGEMENT

25.1 Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, spreads, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio.

Additional information on primary market risk exposures, market risk management as well as VaR methodology, assumptions and limitations is presented in the 'Market risk' sub- section of the 'Risk Management' section of the Strategic Report.

25.1.1 Primary Market Risk Exposures

During the year, the Company had exposures to a wide range of market risk factors related to the global markets in which it conducts its trading activities. These market risk factors include interest rate and credit spread risk, equity prices, foreign exchange rates and commodity prices and the associated implied volatilities.

The Company is exposed to interest rate and credit spread risk, as well as associated implied volatility risks, as a result of its market making activities in interest rate or credit sensitive financial instruments (e.g. risk arising from changes in the level of interest rates, the shape of the yield curve and credit spreads). The activities from which those exposures arise and the markets in which the Company is active include, but are not limited to: interest rate and credit derivatives, corporate and government debt across both developed and emerging markets and asset-backed debt (including mortgage-related securities).

The Company is exposed to equity price and implied volatility risk as a result of making markets in equity securities and derivatives and maintaining other positions (including positions in non-public entities). Positions in non-public entities may include, but are not limited to, exposures to private equity, venture capital,

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

private partnerships, real estate funds and other funds. Such positions are less liquid, have longer investment horizons and are more difficult to hedge than listed equities.

The Company is exposed to foreign exchange rate and implied volatility risk as a result of making markets in foreign currencies and foreign currency derivatives, from maintaining foreign exchange positions and from holding non-US dollar-denominated financial instruments.

The Company has exposure to commodities. This exposure is due to price and implied volatility risk as a result of market-making activities in crude and refined oil products, natural gas, electricity, and precious and base metals.

25.1.2 Risk Management

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options). Hedging activities may not always provide effective mitigation against trading losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the risk exposure that is being hedged.

The Company manages and monitors its market risk exposures, including outright and basis risks, in such a way as to maintain a portfolio that the Company believes is well-diversified in the aggregate with respect to market risk factors and that reflects the Company's aggregate risk tolerance, as established by the Board. The effectiveness of hedges and mitigants is monitored using processes such as risk and limit reporting.

Aggregate market risk limits have been approved for the Company in line with the risk appetite set by the Board. Additional market risk limits are assigned, as appropriate, to trading desks, products and/ or regions and are commensurate with the aggregate limits. MRD monitors market risk measures against limits in accordance with policies set by the MSI Board and senior management.

25.1.3 Measurement - Value at Risk

The Company uses the statistical technique known as VaR as one of the tools used to measure, monitor and review the market risk exposures of its trading portfolios. MRD calculates and distributes daily VaR-based risk measures to various levels of management.

The Company calculates VaR using a model based on historical simulation for general market risk factors and name specific equity risk, and a Monte Carlo simulation for name-specific risk in corporate bonds, loans and related derivatives. Market risk factors' daily moves are modelled either as difference changes or relative changes, dependent on the most suitable stochastic process (normal or log normal diffusion process) to describe the daily risk factor changes. The model constructs a distribution of hypothetical daily changes in the value of trading portfolios based on: historical observation of daily changes in key market indices or other market risk factors; and information on the sensitivity of the portfolio values to these market risk factor changes.

25.1.4 VaR Methodology, Assumptions and Limitations

The methodology for VaR at Morgan Stanley Group is 1-year historical simulation. VaR profit and losses are composed of greek and full-revaluation grid based risk measures in combination with complete full-revaluation based profit and losses. Historical simulations cover both systematic and specific risk components. The time series data is updated on a weekly basis, with the exception of idiosyncratic risk factors which are updated quarterly. A set of internal processes and controls ensure that all trading positions booked by the Company are being included in VaR. Management VaR is computed at a 95% level of confidence over a one day time horizon, which is a useful indicator of possible trading losses resulting from adverse daily market moves. The 95%/one-day VaR corresponds to the unrealised loss in portfolio value that, based on historically observed market risk factor movements, could have been exceeded with a frequency of five times in every 100 trading days, if the portfolio were held constant for one day.

The Company uses VaR as one of a range of risk management tools. Among their benefits, VaR models permit estimation of a portfolio's aggregate market risk exposure, incorporating a

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NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

range of market risks and portfolio assets. One key element of the VaR model is that it reflects portfolio diversification or hedging activities. However, VaR has various limitations, which include but are not limited to: use of historical changes in market risk factors, which may not be accurate predictors of future market conditions, and may not fully incorporate the risk of extreme market events that are outsized relative to observed historical market behaviour or reflect the historical distribution of results beyond the 95% confidence interval; and reporting of losses in a single day, which does not reflect the risk of positions that cannot be liquidated or hedged in one day. A small proportion of market risk generated by trading positions is not included in VaR.

The modelling of the risk characteristics of some positions relies on approximations that, under certain circumstances, could produce significantly different results from those produced using more precise measures. VaR is most appropriate as a risk measure for trading positions in liquid financial markets and will understate the risk associated with severe events, such as periods of extreme illiquidity. The Company is aware of these and other limitations and, therefore, uses VaR as only one component in its risk management oversight process. This process also incorporates stress testing and scenario analyses and extensive risk monitoring, analysis, quantification of risk not captured in VaR, and control at the trading desk, division, entity and Company levels.

The Company is committed to continuous review and enhancement of VaR methodologies and assumptions to capture evolving risks associated with changes in market structure and dynamics. As part of regular process improvement, additional systematic and name-specific risk factors may be added to improve the VaR model's ability to estimate more accurately risks to specific asset classes or industry sectors.

Since the reported VaR statistics are estimates based on historical data, VaR should not be viewed as predictive of the Company's future revenues or financial performance or of its ability to manage risk. There can be no assurance that the Company's actual losses on a particular day will not exceed the VaR amounts indicated in the following paragraphs or that such losses will not occur more than five times in 100 trading days for a 95%/one-day VaR. VaR does not predict the magnitude of losses which, should they occur, may be significantly greater than the VaR amount.

VaR statistics are not readily comparable across firms because of differences in the firms' portfolios, modelling assumptions and methodologies. These differences can result in materially-different VaR estimates across firms for similar portfolios. The impact of such differences varies depending on the factor history assumptions, the frequency with which the factor history is updated and the confidence level. As a result, VaR statistics are more useful when interpreted as indicators of trends in a firm's risk profile rather than as an absolute measure of risk to be compared across firms.

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Year ended 31 December 2023

25.1.5 VaR for the Year Ended 31 December 2023

The table below presents the Management VaR for the Company's trading portfolio on a year-end, average and annual high and low basis for 31 December 2023 and 31 December 2022.

in $ millions	95%/ one-day VaR for the year ended 31 December 2023				95%/ one-day VaR for the year ended 31 December 2022			
	Period end	Average	High	Low	Period end	Average	High	Low
Market risk category:								
Interest rate and credit spread	13	17	25	13	19	16	26	11
Equity price	12	18	24	11	11	18	26	11
Foreign exchange rate	5	6	13	3	11	6	14	2
Commodity price	1	9	13	1	5	7	11	2
Less diversification benefit[1][2]	(13)	(26)	N/A	N/A	(22)	(22)	N/A	N/A
Primary Market Risk Categories	18	24	30	17	24	25	32	19
Credit Portfolio[3]	6	8	12	6	12	8	15	4
Less diversification benefit[1][2]	(4)	(5)	N/A	N/A	(6)	(7)	N/A	N/A
Total Management VaR	**20**	**27**	**36**	**20**	**30**	**26**	**35**	**19**

(1) Diversification benefit equals the difference between total trading VaR and the sum of the VaRs for the four risk categories. This benefit arises because the simulated one-day losses for each of the four primary market risk categories occur on different days; similar diversification benefits also are taken into account within each category.
(2) N/A - Not Applicable. The minimum and maximum VaR values for the total VaR and each of the component VaRs might have occurred on different days during the year and therefore the diversification benefit is not an applicable measure.
(3) The Credit Portfolio VaR is disclosed as a separate category from the Primary Risk Categories and includes loans that are carried at fair value and associated hedges as well as counterparty credit valuation adjustments and related hedges.

25.1.6 Non-trading Risks for the Year Ended 31 December 2023

The Company believes that sensitivity analysis is an appropriate representation of the Company's non-trading risks. Reflected below is this analysis, which covers substantially all of the non-trading risks in the Company's portfolio, with the exception of counterparty credit valuation adjustments, which are covered in the previous section.

25.1.7 Interest Rate Risk

The Company's VaR excludes certain funding liabilities and money market transactions that are in the Banking Book.

The application of a parallel shift in interest rates of 200 basis points increase or decrease to these positions would result in a net loss or gain, respectively, of $64.2 million as at 31 December 2023. This compares to a net loss or gain of $60.8 million as at 31 December 2022.

25.1.8 Funding Liabilities

The credit spread risk sensitivity of the Company's mark-to-market funding liabilities corresponds to an increase in value of approximately $6.9 million and $5.6 million for each 1 basis point widening in the Group's credit spread level at 31 December 2023 and 31 December 2022 respectively.

25.1.9 Equity Investments Price Risk

The Group and Company are exposed to equity price risk as a result of changes in the fair value of its investments in listed and private equities classified as FVPL financial assets. These investments are predominantly equity positions with long investment horizons, the majority of which are for business facilitation purposes. The market risk related to these investments is measured by estimating the potential reduction in net revenues associated with a 10% decline in asset values as shown in the table below.

in $ millions	2023 10% sensitivity	2022 10% sensitivity
Investment securities	13	14

25.1.10 Currency Risk

The Group and Company have foreign currency exposure arising from foreign operations. The majority of this foreign currency risk has been hedged by other members of the Morgan Stanley Group, primarily Morgan Stanley, by utilising forward foreign currency exchange contracts.

The Group and Company also have foreign currency exposure arising from its trading

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NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

activities in currencies other than US dollars. The Group and Company actively manage this exposure by hedging with other Morgan Stanley Group undertakings.

The analysis below details the foreign currency exposure for the Group and Company, by foreign currency, relating to the retranslation of branches and subsidiaries which are not denominated in US dollars. The largest foreign currency exposures for Group and Company are driven by

the Company's South Korean branch and Morgan Stanley Taiwan Limited, a direct subsidiary of the Company. The analysis calculates the impact on total comprehensive income of a reasonably possible parallel shift of the foreign currency in relation to the US dollar, with all other variables held constant. This analysis does not take into account the effect of the foreign currency hedges held by other members of the Morgan Stanley Group.

| | 2023 | | | 2022 | | |
| **Group** | | Sensitivity to applied percentage change in currency (+/-) | | | Sensitivity to applied percentage change in currency (+/-) | |
in $ millions	Foreign currency exposure	Percentage change applied	Other comprehensive income	Foreign currency exposure	Percentage change applied	Other comprehensive income
Euro	(34)	9%	(3)	(13)	9%	(1)
Taiwan New Dollar	199	11%	22	186	11%	20
South Korean Won	400	9%	38	420	9%	38
Swiss Franc	45	9%	4	41	8%	3
	610		**61**	**634**		**60**

| | 2023 | | | 2022 | | |
| **Company** | | Sensitivity to applied percentage change in currency (+/-) | | | Sensitivity to applied percentage change in currency (+/-) | |
in $ millions	Foreign currency exposure	Percentage change applied	Other comprehensive income	Foreign currency exposure	Percentage change applied	Other comprehensive income
Euro	55	9%	5	54	9%	5
South Korean Won	400	9%	38	420	9%	38
Swiss Franc	45	9%	4	41	8%	3
	500		**47**	**515**		**46**

The reasonably possible percentage change in the currency rate in relation to US dollars has been calculated based on the greatest annual percentage change over the 5 year period from 1 January 2019 to 31 December 2023 (2022: 1 January 2018 to 31 December 2022).

The Group also has foreign currency exposure arising from its trading activities and assets and liabilities in currencies other than US dollars, which it actively manages by hedging with other Morgan Stanley Group undertakings.

25.2 Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the MSI Group. Credit risk includes country risk, which is further described below. Additional information on credit risk monitoring, control and mitigation is presented in the 'Credit risk' sub-section of the 'Risk Management' section of the Strategic Report. The 'Country and Sovereign Risk

Exposure' sub-section does not form part of the audited financial statements.

25.2.1 Primary Credit Risk Exposure

The Company primarily incurs credit risk to institutions and sophisticated investors, mainly through its Institutional Securities business segment. The risk may be incurred through a variety of activities, including, but not limited to, the following:

- entering into derivative contracts under which counterparties may have obligations to make payments to the Company;

- extending credit to clients through lending commitments;

- providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the repayment amount;

- posting margin and/ or collateral to clearing houses, clearing agencies, exchanges,

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NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

banks, securities firms and other financial counterparties;

- placing funds on deposit at other financial institutions to support the Company's clearing and settlement obligations; and

- investing or trading in securities and loan pools, whereby the value of these assets may fluctuate based on realised or expected defaults on the underlying obligations or loans.

25.2.2 Risk Management

25.2.2.1 Stress Testing

Stress testing is one of the MSI Group's principal risk management tools, used to identify and assess the impact of severe stresses on its portfolios. A number of different scenarios are used to measure the impact on the Company's credit risks and market risks stemming from negative economic and political scenarios, including possible contagion effects where appropriate. The results of the stress tests may result in the amendment of limits or exposure mitigation.

25.2.2.2 Monitoring and Control

To help protect the Company from losses, the Credit Risk Management Department establishes Morgan Stanley-wide practices to evaluate, monitor and control credit risk at the transaction, obligor and portfolio levels. The Credit Risk Management Department approves extensions of credit, evaluates the creditworthiness of the Company's counterparties and borrowers on a regular basis, and helps ensure that credit exposure is actively monitored and managed. The evaluation of counterparties and borrowers includes an assessment of the probability that an obligor will default on its financial obligations and any subsequent losses that may occur when an obligor defaults. In addition, credit risk exposure is actively managed by credit professionals and committees within the Credit Risk Management Department and through various other risk committees, whose membership includes individuals from the Credit Risk Management Department.

A Credit Limits Framework is utilised to manage credit risk levels across the MSI Group. The Credit Limits Framework is calibrated within the MSI Group's risk appetite and includes single-name limits and portfolio concentration limits by country, industry and product type. The Credit

Risk Management Department helps ensure timely and transparent communication of material credit risks, compliance with established limits and escalation of risk concentrations to appropriate senior management.

The Credit Risk Management Department also works closely with the Market Risk Department and applicable Business Units to monitor risk exposures and to perform stress tests to identify, analyse and, control credit risk concentrations arising in the Company's lending and trading activities. The stress tests shock market factors (e.g. interest rates, commodity prices, credit spreads), and risk parameters (e.g. default probabilities and loss given default) to assess the impact of stresses on exposures, profit and loss, and the Company's capital position. Stress tests are conducted in accordance with established MSI Group policies and procedures.

25.2.2.3 Credit Evaluation

The evaluation of corporate and institutional counterparties includes assigning obligor credit ratings, which reflect an assessment of an obligor's probability of default and loss given default. Credit evaluations typically involve the assessment of financial statements, leverage, liquidity, capital strength, asset composition and quality, market capitalisation, access to capital markets, the adequacy of collateral, if applicable, and in the case of certain loans, cash flow projections and debt service requirements. The Credit Risk Management Department also evaluates strategy, market position, industry dynamics, management and other factors that could affect the obligor's risk profile. Additionally, the Credit Risk Management Department evaluates the relative position of the Company's exposure in the borrower's capital structure and relative recovery prospects, as well as adequacy of collateral (if applicable) and other structural elements of the particular transaction.

In addition to assessing and monitoring its credit exposure and risk at the individual obligor level, the Company also reviews its credit exposure and risk to geographic regions. As at 31 December 2023, the Company had no significant geographical concentration of risk but had credit exposure to North America, Asia and Western Europe. In addition, the Company pays particular attention to smaller exposures in emerging markets given their unique risk profile. Sovereign ceiling ratings i.e. the maximum credit rating that can be assigned to a counterparty with

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NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

a designated country of risk, are derived using methodologies generally consistent with those employed by external rating agencies.

The Company also reviews its credit exposure and risk to certain types of customers. At 31 December 2023, the Company's material credit exposure was to central clearing counterparties, corporate entities, financial institutions and sovereign-related entities.

The Company also reviews its credit exposure to industries identified as having high climate transition and physical risk. At 31 December 2023 this risk is not material.

25.2.3 Risk Mitigation

The Credit Risk Management Department may seek to mitigate credit risk from its lending and trading activities in multiple ways, including netting, collateral provisions, guarantees and hedges. At the transaction level, the Credit Risk Management Department seeks to mitigate risk through management of key risk elements such as size, tenor, financial covenants, seniority and collateral. The main types of collateral held are cash or similarly highly-liquid assets. The MSI Group has internal policies on the acceptability of specific classes of collateral or credit risk mitigation. The Company closely monitors collateral held for financial assets considered to be credit-impaired, as in such cases it is considered more likely that the Company will take possession of collateral to mitigate potential credit losses. The Company actively hedges its lending and derivatives exposure through various financial instruments that may include single-name, portfolio and structured credit derivatives. Additionally, the Company may sell, assign or syndicate funded loans and lending commitments in the primary and secondary loan markets. In connection with its derivatives trading activities, the Company generally enters into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to demand collateral, to liquidate collateral and to offset receivables and payables covered under the same master agreement in the event of a counterparty default.

25.2.3.1 Securities Purchased Under Agreements to Resell and Securities Borrowed

The Company manages credit exposure arising from securities purchased under agreements to resell and securities borrowed transactions by, in

appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default, with the right to net a counterparty's rights and obligations under such agreements and to liquidate and set off collateral held by the Company against the net amount owed by the counterparty. Under these securities purchased under agreements to resell and securities borrowed transactions, the Company receives collateral, including United States government and agency securities, other sovereign government obligations, corporate and other debt and corporate equities. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralised.

25.2.3.2 Derivatives

The Company may seek to mitigate credit risk from its derivatives transactions in multiple ways, including documentation, collateral provisions, guarantees and hedges. At the transaction level, the Company seeks to mitigate risk through management of key risk elements such as size, tenor, financial covenants, seniority and collateral. The Company actively hedges its derivatives exposure through various financial instruments that may include single-name, portfolio and structured credit derivatives. The Company may enter into master netting agreements and collateral arrangements with counterparties. These master netting agreements and collateral arrangements may provide the Company with the ability to demand collateral, as well as to liquidate collateral and offset receivables and payables covered under the same master netting agreement in the event of counterparty default. The Company monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral in accordance with collateral arrangements when deemed necessary.

25.2.4 Exposure to Credit Risk

The maximum exposure to credit risk ("gross credit exposure") of the Company as at 31 December 2023 is disclosed below, based on the carrying amounts of the financial assets and the maximum amount that the Company could have to pay in relation to unrecognised financial instruments, which the Company believes are

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NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

subject to credit risk. The table includes financial instruments subject to ECL and not subject to ECL.

Where the Company enters into credit enhancements, including receiving cash and security as collateral and master netting agreements, to manage the credit exposure on these financial instruments the financial effect of the credit enhancements is disclosed below. The net credit exposure represents the credit exposure remaining after the effect of the credit enhancements.

Trading financial assets are subject to traded credit risk through exposure to the issuer of the financial asset; the Company manages this issuer credit risk through its market risk management infrastructure and this traded credit risk is incorporated within the VaR based risk measures included in the market risk disclosure. However, listed derivatives are included below as they are recognised as having credit risk exposure to central counterparties.

Exposure to Credit Risk by Class

Group	2023			2022		
Class in $ millions	Gross credit exposure	Credit enhance-ments	Net credit exposure[1]	Gross credit exposure	Credit enhance-ments	Net credit exposure[1]
Subject to ECL:						
Cash and short-term deposits	18,403	—	18,403	18,754	—	18,754
Loans and advances	133	—	133	63	—	63
Trade and other receivables[2]	72,806	—	72,806	80,172	—	80,172
Not subject to ECL:						
Trading financial assets:						
Derivatives	237,738	(228,506)	9,232	251,076	(240,879)	10,197
Secured financing	119,968	(119,365)	603	129,779	(128,908)	871
Trade and other receivables[2]	905	(283)	622	1,298	(319)	979
	449,953	(348,154)	101,799	481,142	(370,106)	111,036
Unrecognised financial instruments						
Not subject to ECL:						—
Loan commitments	19	—	19	15	—	15
Unsettled securities purchased under agreements to resell[3]	45,568	—	45,568	54,628	—	54,628
Total unrecognised financial instruments	45,587	—	45,587	54,643	—	54,643
	495,540	(348,154)	147,386	535,785	(370,106)	165,679

(1) Of the residual net credit exposure, intercompany cross product netting arrangements are in place which would allow Group an additional $7,835 million of an available $31,933 million (31 December 2022: $8,756 million of an available $34,119 million) to be offset in the event of default by certain Morgan Stanley counterparties.

(2) Trade and other receivables primarily include cash collateral pledged against the payable on OTC derivative positions. These derivative liabilities are included within trading financial liabilities in the consolidated statement of financial position.

(3) For unsettled securities purchased under agreements to resell, collateral in the form of securities will be received at the point of settlement. Since the value of collateral is determined at a future date, it is currently unquantifiable and not included in the table.

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NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Exposure to Credit Risk by Class

Company Class in $ millions	2023 Gross credit exposure	Credit enhance-ments	Net credit exposure[1]	2022 Gross credit exposure	Credit enhance-ments	Net credit exposure[1]
Subject to ECL:						
Cash and short-term deposits	18,070	—	18,070	18,449	—	18,449
Loans and advances	103	—	103	29	—	29
Trade and other receivables[2]	72,898	—	72,898	80,261	—	80,261
Not subject to ECL:						
Trading financial assets						
Derivatives	237,740	(228,508)	9,232	251,082	(240,885)	10,197
Secured financing	119,902	(119,298)	604	129,579	(128,712)	867
Trade and other receivables[2]	905	(283)	622	1,298	(319)	979
	449,618	**(348,089)**	**101,529**	**480,698**	**(369,916)**	**110,782**
Unrecognised financial instruments						
Not subject to ECL:						
Loan commitments	19	—	19	15	—	15
Unsettled securities purchased under agreements to resell[3]	45,568	—	45,568	54,628	—	54,628
Total unrecognised financial instruments	**45,587**	**—**	**45,587**	**54,643**	**—**	**54,643**
	495,205	**(348,089)**	**147,116**	**535,341**	**(369,916)**	**165,425**

(1) Of the residual net credit exposure, intercompany cross product netting arrangements are in place which would allow an additional $7,813 million of an available $31,933 million (31 December 2022: $8,754 million of an available $34,119 million) to be offset in the event of default by certain Morgan Stanley counterparties.

(2) Trade and other receivables primarily include cash collateral pledged against the payable on OTC derivative positions. These derivative liabilities are included within trading financial liabilities in the statement of financial position

(3) For unsettled securities purchased under agreements to resell, collateral in the form of securities will be received at the point of settlement. Since the value of collateral is determined at a future date, it is currently unquantifiable and not included in the table

The impact of master netting arrangements and similar agreements on the Group's ability to offset financial assets and financial liabilities is disclosed in note 28.

Exposure to Credit Risk by Internal Rating Grades

Internal credit ratings are derived using methodologies generally consistent with those used by external agencies:

Investment grade: AAA - BBB

Non-investment grade: BB – CCC

Default: D

The table below presents gross carrying/ nominal amount by internal rating grade. All exposures subject to ECL are Stage 1, unless otherwise shown.

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NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

	Group							
	Investment Grade							
31 December 2023	AAA	AA	A	BBB	Non-Investment Grade	Unrated[1]/ Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	—	6,922	10,445	870	166	—	18,403	18,403
Stage 3	—	—	—	—	70	7	77	—
Loans and advances								
Stage 1	—	—	133	—	—	—	133	133
Trade and other receivables								
Stage 1	1,362	6,026	43,865	12,209	8,793	528	72,783	72,783
Stage 3	2	2	5	5	2	57	73	23
	1,364	**12,950**	**54,448**	**13,084**	**9,031**	**592**	**91,469**	**91,342**
Not subject to ECL:								
Trading financial assets - derivatives	3,488	17,959	161,181	41,158	13,872	80	237,738	237,738
Secured financing	453	9,286	86,280	15,643	8,306	—	119,968	119,968
Trade and other receivables	518	—	382	—	5	—	905	905
	4,459	**27,245**	**247,843**	**56,801**	**22,183**	**80**	**358,611**	**358,611**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	5,498	35,972	646	3,452	—	45,568	45,568
Loan commitments	—	2	—	—	17	—	19	19
	—	**5,500**	**35,972**	**646**	**3,469**	**—**	**45,587**	**45,587**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2023 there were $nil of Stage 3 in default.

The Cash and short term deposit loss allowance as at 31 December 2023 is $77 million (31 December 2022: $96 million) and Trade and other receivables loss allowance as at 31 December 2023 is $50 million (31 December 2022: $49 million).

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

| | | | | | Group | | | |
| | Investment Grade | | | | | | | |
31 December 2022	AAA	AA	A	BBB	Non-Investment Grade	Unrated[1]/Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	212	4,869	12,600	1,019	54	—	18,754	18,754
Stage 3	—	—	—	—	—	96	96	—
Loans and advances								
Stage 1	—	—	63	—	—	—	63	63
Trade and other receivables								
Stage 1	1,985	10,523	44,737	13,657	6,943	2,300	80,145	80,145
Stage 3	4	7	4	4	1	56	76	27
	2,201	**15,399**	**57,404**	**14,680**	**6,998**	**2,452**	**99,134**	**98,989**
Not subject to ECL:								
Trading financial assets - derivatives	4,700	18,765	155,134	57,802	14,629	46	251,076	251,076
Secured financing	712	28,513	81,530	15,278	3,732	14	129,779	129,779
Trade and other receivables	733	—	561	—	4	—	1,298	1,298
	6,145	**47,278**	**237,225**	**73,080**	**18,365**	**60**	**382,153**	**382,153**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	24,849	20,732	7,602	1,382	63	54,628	54,628
Loan commitments	—	1	—	—	14	—	15	15
	—	**24,850**	**20,732**	**7,602**	**1,396**	**63**	**54,643**	**54,643**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2022 there were $nil of Stage 3 in default.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

			Company					
	Investment grade				Non-Investment Grade	Unrated[1]/Default[2]	Total	Net of ECL
31 December 2023	AAA	AA	A	BBB				
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	—	6,917	10,417	573	163	—	18,070	18,070
Stage 3	—	—	—	—	70	7	77	—
Loans and advances								
Stage 1	—	—	103	—	—	—	103	103
Trade and other receivables								
Stage 1	1,363	6,026	43,970	12,209	8,794	513	72,875	72,875
Stage 3	2	2	5	5	2	57	73	23
	1,365	**12,945**	**54,495**	**12,787**	**9,029**	**577**	**91,198**	**91,071**
Not subject to ECL:								
Trading financial assets - derivatives	3,488	17,959	161,183	41,158	13,872	80	237,740	237,740
Secured financing	452	9,282	86,229	15,639	8,300	—	119,902	119,902
Trade and other receivables	518	—	382	—	5	—	905	905
	4,458	**27,241**	**247,794**	**56,797**	**22,177**	**80**	**358,547**	**358,547**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	5,498	35,972	646	3,452	—	45,568	45,568
Loan commitments	—	2	—	—	17	—	19	19
	—	**5,500**	**35,972**	**646**	**3,469**	**—**	**45,587**	**45,587**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2023 there were $nil of Stage 3 in default.

The Cash and short term deposit loss allowance as at 31 December 2023 is $77 million (31 December 2022: $96 million) and Trade and other receivables loss allowance as at 31 December 2023 is $50 million (31 December 2022: $49 million).

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

		Company						
		Investment grade						
31 December 2022	AAA	AA	A	BBB	Non-Investment Grade	Unrated[1]/ Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	212	4,868	12,362	954	53	—	18,449	18,449
Stage 3	—	—	—	—	—	96	96	—
Loans and advances								
Stage 1	—	—	29	—	—	—	29	29
Trade and other receivables								
Stage 1	1,986	10,524	44,795	13,657	6,942	2,330	80,234	80,234
Stage 3	4	7	4	4	1	56	76	27
	2,202	**15,399**	**57,190**	**14,615**	**6,996**	**2,482**	**98,884**	**98,739**
Not subject to ECL:								
Trading financial assets - derivatives	4,700	18,766	155,138	57,803	14,629	46	251,082	251,082
Secured financing	712	28,513	81,330	15,278	3,732	14	129,579	129,579
Trade and other receivables	733	—	561	—	4	—	1,298	1,298
	6,145	**47,279**	**237,029**	**73,081**	**18,365**	**60**	**381,959**	**381,959**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	24,849	20,732	7,602	1,382	63	54,628	54,628
Loan commitments	—	1	—	—	14	—	15	15
	—	**24,850**	**20,732**	**7,602**	**1,396**	**63**	**54,643**	**54,643**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2022 there were $nil of Stage 3 in default.

25.3 Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern.

Additional information on liquidity risk management is presented in the 'Liquidity risk' sub-section of the 'Risk Management' section of the Strategic Report.

25.3.1 Required Liquidity Framework

The Company's Liquidity Risk Management Framework is critical to helping ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet its daily obligations and to withstand unanticipated stress events. The core component of the Liquidity Risk Management Framework is the Required Liquidity Framework, which considers Liquidity Stress Tests and Liquidity Resources. Liquidity Risk Department ("LRD"), as second line of defence, has a comprehensive limit and KRI framework in place.

The Required Liquidity Framework establishes the amount of liquidity the Company must hold in both normal and stressed environments to ensure that the entity's financial condition and overall soundness are not adversely affected by an inability (or perceived inability) to meet financial obligations in a timely manner. The Required Liquidity Framework ensures the entity holds sufficient liquidity to meet both the regulatory and internal stress test requirements at the legal entity level.

The Company's Liquidity Stress Tests model external and intercompany liquidity flows across multiple scenarios over a range of time horizons.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

These scenarios contain various combinations of idiosyncratic and systemic stress events of different severity and duration. The methodology, implementation, production and analysis of the Liquidity Stress Tests are important components of the Liquidity Risk Management Framework.

The Company maintains sufficient Liquidity Resources to cover daily funding needs and to meet strategic liquidity targets sized by the Required Liquidity Framework and Liquidity Stress Tests. The total amount of Liquidity Resources is actively managed considering the following components: maturity profile, balance sheet size and composition; funding needs in a stressed environment, inclusive of contingent cash outflows; funding currency, collateral requirements and regulatory requirements.

25.3.2 Liquidity Limits

The Company has a comprehensive set of limits, KRI and targets to manage liquidity risk within the defined liquidity risk appetite. The Liquidity risk limit and KRI framework is owned by the LRD, who then recommend and set the Company's liquidity risk limits and KRIs taking into consideration the risk profile, complexity, activities and size. LRD maintains limits at various levels of governance structure to support linkages between overall risk appetite, which is determined by the MSI Board, and more granular risk-taking decisions and activities. Liquidity limits are set to manage various risk drivers, e.g. Minimum Liquidity requirements, Minimum Cash requirements, Secured Funding, Unsecured funding, Prime Brokerage, Derivatives and Currency risk.

LRD ensures transparency of material liquidity risks, compliance with established risk limits and KRIs as well as escalation of risk concentrations to appropriate senior management. The liquidity risk metrics and limits are summarised in reports produced by LRD that are circulated to and discussed with the EMEA ALCO, EMEA Risk Committee and the MSI Risk Committee as appropriate.

25.3.3 Maturity Analysis

In the following maturity analysis of financial liabilities, derivative contracts and other financial liabilities held as part of the Group's and Company's trading activities are presented at fair value, consistent with how these financial liabilities are managed, and disclosed as on demand. Derivatives not held as part of the Group's trading activities and financial liabilities designated at fair value through profit or loss which contain an embedded derivative are disclosed according to their earliest contractual maturity; all such amounts are presented at their fair value, consistent with how these financial liabilities are managed. All other amounts represent undiscounted cash flows payable by the Group or Company arising from its financial liabilities to their earliest contractual maturities as at 31 December 2023 and 31 December 2022. Repayments of financial liabilities that are subject to immediate notice are treated as if notice were given immediately and are classified as on demand. This presentation is considered by the Group and Company to appropriately reflect the liquidity risk arising from those financial liabilities, and is consistent with how the liquidity risk on these financial liabilities is managed by the Group and Company.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

in $ millions | | | | Group | | | |
| | | | | | | | |
31 December 2023	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	2	—	—	—	—	—	**2**
Trading financial liabilities:							
Derivatives	238,760	—	—	—	—	—	**238,760**
Other	35,778	—	—	—	—	—	**35,778**
Secured borrowing	73,750	13,322	7,563	9,094	2,083	152	**105,964**
Trade and other payables	85,214	—	33	299	148	14	**85,708**
Debt and other borrowings	2,521	437	8,727	3,241	36,845	12,761	**64,532**
Total financial liabilities	**436,025**	**13,759**	**16,323**	**12,634**	**39,076**	**12,927**	**530,744**
Unrecognised financial instruments							
Guarantees	340	—	—	—	—	—	**340**
Loan commitments	19	—	—	—	—	—	**19**
Other commitments	42	—	—	—	—	—	**42**
Unsettled securities purchased under agreements to resell	42,678	2,380	—	510	—	—	**45,568**
Total unrecognised financial instruments	**43,079**	**2,380**	**—**	**510**	**—**	**—**	**45,969**

31 December 2022	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	59	—	—	—	—	—	**59**
Trading financial liabilities:							
Derivatives	251,955	—	—	—	—	—	**251,955**
Other	46,735	—	—	—	—	—	**46,735**
Secured borrowing	61,359	15,794	5,031	9,786	2,480	31	**94,481**
Trade and other payables	95,990	—	—	209	494	57	**96,750**
Debt and other borrowings	1,753	305	3,920	2,496	31,778	9,706	**49,958**
Total financial liabilities	**457,851**	**16,099**	**8,951**	**12,491**	**34,752**	**9,794**	**539,938**
Unrecognised financial instruments							
Guarantees	373	—	—	—	—	—	**373**
Loan commitments	15	—	—	—	—	—	**15**
Other commitments	26	—	—	—	—	—	**26**
Unsettled securities purchased under agreements to resell	33,777	19,833	10	1,008	—	—	**54,628**
Total unrecognised financial instruments	**34,191**	**19,833**	**10**	**1,008**	**—**	**—**	**55,042**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

in $ millions

Company

31 December 2023	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	2	—	—	—	—	—	**2**
Trading financial liabilities:							
Derivatives	238,760	—	—	—	—	—	**238,760**
Other	35,778	—	—	—	—	—	**35,778**
Secured borrowing	73,750	13,322	7,563	9,029	1,987	—	**105,651**
Trade and other payables	85,209	—	33	299	148	14	**85,703**
Debt and other borrowings	2,521	439	8,729	3,249	36,806	12,762	**64,506**
Total financial liabilities	**436,020**	**13,761**	**16,325**	**12,577**	**38,941**	**12,776**	**530,400**
Unrecognised financial instruments							
Guarantees	340	—	—	—	—	—	**340**
Loan commitments	19	—	—	—	—	—	**19**
Other commitments	42	—	—	—	—	—	**42**
Unsettled securities purchased under agreements to resell	42,678	2,380	—	510	—	—	**45,568**
Total unrecognised financial instruments	**43,079**	**2,380**	**—**	**510**	**—**	**—**	**45,969**

31 December 2022							
Financial liabilities							
Bank loans and overdrafts	59	—	—	—	—	—	**59**
Trading financial liabilities:							
Derivatives	251,955	—	—	—	—	—	**251,955**
Other	46,735	—	—	—	—	—	**46,735**
Secured borrowing	61,064	15,794	5,031	9,791	2,277	—	**93,957**
Trade and other payables	96,013	—	—	210	494	57	**96,774**
Debt and other borrowings	1,753	306	3,922	2,502	31,744	9,706	**49,933**
Total financial liabilities	**457,579**	**16,100**	**8,953**	**12,503**	**34,515**	**9,763**	**539,413**
Unrecognised financial instruments							
Guarantees	373	—	—	—	—	—	**373**
Loan commitments	15	—	—	—	—	—	**15**
Other commitments	26	—	—	—	—	—	**26**
Unsettled securities purchased under agreements to resell	33,777	19,833	10	1,008	—	—	**54,628**
Total unrecognised financial instruments	**34,191**	**19,833**	**10**	**1,008**	**—**	**—**	**55,042**

The Group does not expect that all of the cash flows associated with financial guarantees, letters of credits and loan commitments will be required.

25.4 Operational Risk

25.4.1 Top Non Financial Risks ("NFRs") Pathways and End Risks

The Group has a structured process in place to determine its Top NFRs. The Morgan Stanley International Group's Operational Risk Department ("ORD") reviews Operational Risk data elements and forms an understanding of the risk issues within the

Business Units and infrastructure areas. ORD proposes additions, edits and deletions of the MSI Group's Top NFRs, supported by information and analytics performed. These proposals are presented to the governance committees to review, challenge and ultimately to recommend for adoption by the MSI Board.

Top NFRs are defined as i) Pathways (a means or threat by which a detrimental impact on the Firm, Markets, or Clients may be generated), and ii) End Risks (an event with a frequency or magnitude that has definitive business impact).

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

As of 31 December 2023, the MSI Group Board approved Top NFRs Pathways and End Risks are as follows:

Pathways:

- Cyber
- Third Party
- Conduct

End Risks:

- Business Disruption and Resilience
- Financial Crimes
- Information Security
- Market Abuse and Trading Practices
- Reporting Errors
- Sales Practice, Product and Investment Advisory Risk
- Transaction Processing and Execution
- Unauthorised Trading, Theft and Fraud

25.4.2 Risk Management and Measurement

A variety of risk processes and mitigants are used to manage operational risk exposures. These include a strong governance framework, a comprehensive risk management programme and insurance.

Operational risks and associated risk exposures are assessed relative to the risk tolerance established by the Board and are prioritised accordingly.

25.4.3 Risk Mitigation

The breadth and variety of operational risks are such that the types of mitigating activities are wide-ranging. Examples of such activities include continuous enhancement of defences against cyber-attacks; use of legal agreements and contracts to transfer and/or limit operational risk exposures; due diligence; implementation of enhanced policies and procedures; exception management processing controls; and segregation of duties.

The ORD provides oversight of operational risk management and independently assesses, measures and monitors operational risk. The ORD works with the Business Units and control groups to help ensure a transparent, consistent and comprehensive framework for managing operational risk within each area and across the

MSI Group. The ORD scope includes oversight of the technology and data risk management programmes (e.g., cybersecurity), fraud risk management and prevention programme and a third-party risk management programme.

25.4.4 Operational Risk Governance

The responsibilities of key individuals and committees for the governance of Operational Risk, up to and including the MSI Board, are clearly understood and followed throughout the MSI Group. The implementation and operation of the Operational Risk Framework is overseen by forums at different levels in the MSI Group's governance structure. Key forums are:

- The EMEA Operational Risk Oversight Committee
- The Non-Financial Risk Management Committee
- The EMEA Risk Committee
- The MSI Risk Committee

Committees and governance forums that provide oversight of particular Top NFR End Risks, Pathways, Risk Themes and the effectiveness of their respective management frameworks including the:

- EMEA Third Party Governance Committee
- EMEA Electronic Trading Governance Committee

25.4.5 Operational Risk Framework

The MSI Group's Operational Risk Policy and Procedures are renewed at least annually to articulate clearly the current design and implementation of the Operational Risk Management Framework. In particular:

- The MSI Group-specific Operational Risk Management Policy;
- Key elements of the Framework covered by Policy include: Risk Appetite and Tolerance; Risk Assessment and Remediation; Scenario Analysis; Operational Risk Incident Management; Industry Incident Data; Operational Risk Metrics; Risk Measurement and Operational Risk Modelling; and Reporting and Escalation;
- Underlying Procedures set out in detail the key processes which underpin the framework. In particular: the EMEA Escalation & Notification procedures; the

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Risk Control Self-Assessment ("RCSAs"); identification of Horizon Risks and the Scenario Analysis workshops for Top NFRs.

25.4.6 Operational Risk Reporting, Management Information and Escalation

Reporting and management information provide awareness of the state of Operational Risk throughout the governance chain, ensures targeted spend to address control environment concerns, and enables the Group's senior management and the Board to take action if Operational Risk becomes elevated within risk tolerance levels. Key management information reports include:

- Escalated incidents on a weekly basis;

- Lessons learned for selected incidents including the actions planned or taken to mitigate the Operational Risk going forward;

- Overall incident trends, emerging risks and outsourcing;

- Operational Risk capital updates;

- Operational Risk levels versus tolerance and key remedial actions and timelines.

25.4.7 Business Continuity Management and Disaster Recovery

Morgan Stanley's Firm Resilience organisation is responsible for maintaining global programs for Business Continuity Management and Disaster Recovery. The programs are designed to identify key risks and threats to the Group's operational resiliency to ensure that recovery strategies and required resources are in place for the resumption of critical business functions following a disaster or other business interruption. Disaster recovery plans are in place for critical technology assets and resources on a Morgan Stanley Group-wide basis, and redundancies are built into the systems as deemed appropriate.

25.4.8 Third-party Risk Management

Exposures to services provided by third parties including external vendors are managed through a variety of means, such as, the performance of due diligence, consideration of operational risk, implementation of service level and other contractual agreements, and ongoing monitoring of third parties' performance. The Group maintains a third-party risk management programme with policies, organisation, governance and supporting technology that aligns with our risk tolerance and is designed to meet regulatory requirements.

The MSI Group, principally through the Morgan Stanley Group's Legal and Compliance Division, has established procedures based on legal and regulatory requirements on a worldwide basis that are designed to facilitate compliance with applicable statutory and regulatory requirements and to require that the MSI Group's policies relating to business conduct, ethics and practices are followed globally.

In addition, the MSI Group has established procedures to mitigate the risk that a counterparty's performance obligations will be unenforceable, including consideration of counterparty legal authority and capacity, adequacy of legal documentation, the permissibility of a transaction under applicable law and whether applicable bankruptcy or insolvency laws limit or alter contractual remedies.

26. TRANSFERS OF FINANCIAL ASSETS, INCLUDING PLEDGES OF COLLATERAL

Transferred Financial Assets that are not Derecognised in Their Entirety

In the ordinary course of business, the Group and Company enter into various arrangements including selling securities under agreements to repurchase, purchasing securities under agreements to resell, securities borrowed and securities loaned to, amongst other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Group and Company's inventory positions.

The Group and Company pledges certain financial instruments to collateralise repurchase agreements and other securities financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as trading financial instruments (pledged to various parties) in the statement of financial position. The Group and Company has determined that it retains substantially all the risks and rewards of these financial instruments including credit risk, settlement risk, country risk and market risk, and therefore has not derecognised them. In addition, it recognises a financial liability in respect of the consideration received.

Other financial assets transferred that continue to be recognised for accounting purposes include

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

pledges of securities as collateral for derivative transactions or otherwise, as well as certain sales of securities with related transactions, such as derivatives, that result in the Group and Company retaining substantially all the risks and rewards of the financial assets transferred. In addition, the Group and Company recognise a financial liability in respect of the consideration received.

These transactions are generally conducted under standard agreements used by financial market participants and are undertaken with counterparties subject to the Group and Company's normal credit risk control processes. The resulting credit exposures are controlled by daily monitoring and collateralisation of the positions. The carrying amount of the associated financial liabilities related to financial assets transferred that continue to be recognised is $49,845 million (2022: $37,400 million).

The following table presents those financial assets which have been sold or otherwise transferred, but which for accounting purposes remain recognised in the consolidated statement of financial position.

There was no difference between Company and Group in respect of the assets presented below at 31 December 2023 or 31 December 2022.

in $ millions	2023	2022
Trading financial assets		
Debt securities	14,910	18,868
Equity instruments	50,909	35,250
	65,819	**54,118**

27. FINANCIAL ASSETS ACCEPTED AS COLLATERAL

The Group and Company's policy is generally to take possession of securities received as collateral, securities purchased under agreements to resell and securities borrowed. The Group and Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralised. Where deemed appropriate, the Group and Company agreements with third parties specify its rights to request additional collateral. These transactions are generally conducted under standard documentation used by financial market participants.

The fair value of collateral accepted under these arrangements for Group and Company as at 31 December 2023 was $347,018 million (2022: $322,418 million). Of this amount $292,110 million (2022: $273,742 million) has been sold or repledged to third parties in connection with financing activities, or to comply with commitments under short sale transactions.

28. FINANCIAL ASSETS AND FINANCIAL LIABILITIES SUBJECT TO OFFSETTING

In order to manage credit exposure arising from its business activities, the Group and Company applies various credit risk management policies and procedures, see note 25 for further details. Primarily in connection with securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed and securities loaned transactions and derivative transactions, the Group and Company enter into master netting arrangements and collateral arrangements with their counterparties. These agreements provide the Group and Company with the right, in the ordinary course of business and/ or in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), to net a counterparty's rights and obligations under such agreement and, in the event of counterparty default, set off collateral held by the Group or Company against the net amount owed by the counterparty.

However, in certain circumstances, the Group and Company may not have such an agreement in place; the relevant insolvency regime (which is based on type of counterparty of the entity and the jurisdiction of organisation of the counterparty) may not support the enforceability of the agreement; or the Group and Company may not have sought legal advice to support the enforceability of the agreement.

In the statement of financial position, financial assets and financial liabilities are only offset and presented on a net basis where there is a current legally enforceable right to set off the recognised amounts and an intention to either settle on a net basis or to realise the asset and the liability simultaneously. In the absence of such conditions, financial assets and financial liabilities are presented on a gross basis.

The following tables present information about the offsetting of financial instruments and related collateral amounts. The tables do not include information about financial instruments that are

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

subject only to a collateral agreement. The effect of master netting arrangements, collateral agreements and other credit enhancements, on the Group and Company's exposure to credit risk is disclosed in note 25.

Group in $ millions	Gross amounts	Amounts offset[1][3]	Net amounts	Amounts not offset Collateralised by: Financial instruments	Cash collateral [2]	Net exposure[4]	Not subject to legally enforceable master netting agreement
31 December 2023							
Secured Financing:							
Cash collateral on securities borrowed	20,955	(6,453)	14,502	(14,120)	—	382	85
Securities purchased under agreement to resell	190,110	(99,915)	90,195	(89,988)	—	207	205
Other secured financing	20,494	(5,223)	15,271	(15,257)	—	14	14
Trading financial assets - derivatives	530,089	(292,351)	237,738	(201,807)	(26,699)	9,232	1,564
Total Assets	**761,648**	**(403,942)**	**357,706**	**(321,172)**	**(26,699)**	**9,835**	**1,868**
Secured borrowing:							
Cash collateral on securities loaned	36,956	(6,453)	30,503	(30,501)	—	2	—
Securities sold under agreement to repurchase	152,215	(99,915)	52,300	(52,150)	—	150	37
Other secured borrowing	24,736	(5,223)	19,513	(19,504)	—	9	9
Trading financial liabilities - derivatives	520,963	(282,203)	238,760	(203,379)	(23,678)	11,703	3,001
Total Liabilities	**734,870**	**(393,794)**	**341,076**	**(305,534)**	**(23,678)**	**11,864**	**3,047**
31 December 2022							
Secured Financing:							
Cash collateral on securities borrowed	22,999	(7,430)	15,569	(15,195)	—	374	39
Securities purchased under agreement to resell	174,929	(70,762)	104,167	(103,670)	—	497	125
Other secured financing	11,853	(1,810)	10,043	(10,043)	—	—	—
Trading financial assets - derivatives	433,717	(182,641)	251,076	(210,029)	(30,850)	10,197	2,074
Total Assets	**631,645**	**(260,833)**	**370,812**	**(328,894)**	**(30,850)**	**11,068**	**2,238**
Secured borrowing:							
Cash collateral on securities loaned	33,242	(7,430)	25,812	(25,804)	—	8	—
Securities sold under agreement to repurchase	122,658	(70,762)	51,896	(51,623)	—	273	76
Other secured borrowing	14,794	(1,810)	12,984	(12,984)	—	—	—
Trading financial liabilities - derivatives	429,972	(178,017)	251,955	(211,246)	(25,062)	15,647	2,600
Total Liabilities	**585,872**	**(256,209)**	**329,663**	**(288,673)**	**(25,062)**	**15,928**	**2,676**

(1) Includes $14,077 million and $3,929 million (31 December 2022: $11,196 million and $6,572 million) of Trading financial assets – derivatives and Trading financial liabilities – derivatives, respectively, which have been offset against cash collateral received and cash collateral paid, respectively.
(2) Cash collateral not offset is recognised within Trade and other receivables and Trade and other payables.
(3) In addition to the balances disclosed in the table above, legally enforceable master netting agreements are in place for $nil (31 December 2022: $nil) of certain trade and other receivables and trade and other payables which are not presented net.
(4) Intercompany cross-product legally enforceable netting arrangements are in place which would allow for an additional $7,835 million (31 December 2022: $8,756 million) of the statement of financial position, to be offset in the ordinary course of business and/or in the event of default.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Company in $ millions	Gross amounts	Amounts offset[1][3]	Net amounts	Amounts not offset — Collateralised by: Financial instruments	Cash collateral [2]	Net exposure[4]	Not subject to legally enforceable master netting agreement
31 December 2023							
Secured Financing:							
Cash collateral on securities borrowed	20,955	(6,453)	14,502	(14,120)	—	382	85
Securities purchased under agreement to resell	190,044	(99,915)	90,129	(89,921)	—	208	205
Other secured financing	20,494	(5,223)	15,271	(15,257)	—	14	14
Trading financial assets - derivatives	530,091	(292,351)	237,740	(201,809)	(26,699)	9,232	1,004
Total Assets	**761,584**	**(403,942)**	**357,642**	**(321,107)**	**(26,699)**	**9,836**	**1,308**
Secured borrowing:							
Cash collateral on securities loaned	36,956	(6,453)	30,503	(30,501)	—	2	—
Securities sold under agreement to repurchase	152,215	(99,915)	52,300	(52,150)	—	150	37
Other secured borrowing	24,736	(5,223)	19,513	(19,504)	—	9	9
Trading financial liabilities - derivatives	520,963	(282,203)	238,760	(203,379)	(23,678)	11,703	1,446
Total Liabilities	**734,870**	**(393,794)**	**341,076**	**(305,534)**	**(23,678)**	**11,864**	**1,492**
31 December 2022							
Secured Financing:							
Cash collateral on securities borrowed	22,999	(7,430)	15,569	(15,195)	—	374	39
Securities purchased under agreement to resell	174,729	(70,762)	103,967	(103,474)	—	493	125
Other secured financing	11,853	(1,810)	10,043	(10,043)	—	—	—
Trading financial assets - derivatives	433,723	(182,641)	251,082	(210,034)	(30,850)	10,198	2,074
Total Assets	**631,451**	**(260,833)**	**370,618**	**(328,703)**	**(30,850)**	**11,065**	**2,238**
Secured borrowing:							
Cash collateral on securities loaned	33,242	(7,430)	25,812	(25,804)	—	8	—
Securities sold under agreement to repurchase	122,658	(70,762)	51,896	(51,623)	—	273	76
Other secured borrowing	14,794	(1,810)	12,984	(12,984)	—	—	—
Trading financial liabilities - derivatives	429,972	(178,017)	251,955	(211,246)	(25,062)	15,647	2,600
Total Liabilities	**585,872**	**(256,209)**	**329,663**	**(288,673)**	**(25,062)**	**15,928**	**2,676**

(1) Includes $14,077 million and $3,929 million (31 December 2022: $11,196 million and $6,572 million) of Trading financial assets – derivatives and Trading financial liabilities – derivatives, respectively, which have been offset against cash collateral received and cash collateral paid, respectively.

(2) Cash collateral not offset is recognised within Trade and other receivables and Trade and other payables.

(3) In addition to the balances disclosed in the table above, legally enforceable master netting agreements are in place for $nil million (31 December 2022: $nil) of certain trade and other receivables and trade and other payables which are not presented net.

(4) Intercompany cross-product legally enforceable netting arrangements are in place which would allow for an additional $7,813 million (31 December 2022: $8,754 million) of the statement of financial position, to be offset in the ordinary course of business and/or in the event of default.

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

29. FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

a. Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following tables present the carrying value of the Group's financial assets and financial liabilities recognised at fair value on a recurring basis, classified according to the fair value hierarchy. At 31 December 2023 and 31 December 2022 there were no significant differences between Group and Company in respect of the below table.

Group 2023 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	4,207	4,457	61	**8,725**
Corporate and other debt	—	13,584	1,338	**14,922**
Corporate equities	74,602	838	68	**75,508**
Derivatives:				
Interest rate contracts	390	79,420	753	**80,563**
Credit contracts	—	8,946	222	**9,168**
Foreign exchange and gold contracts	—	95,009	533	**95,542**
Equity contracts	298	45,387	785	**46,470**
Commodity contracts	—	5,978	17	**5,995**
Total trading financial assets	**79,497**	**253,619**	**3,777**	**336,893**
Secured financing:				
Cash collateral on securities borrowed	—	14,502	—	**14,502**
Securities purchased under agreements to resell	—	89,363	832	**90,195**
Other secured financing	—	15,271	—	**15,271**
Total secured financing	**—**	**119,136**	**832**	**119,968**
Investment securities - corporate equities	**—**	**—**	**126**	**126**
Trade and other receivables:				
Prepaid OTC contracts	—	237	150	**387**
Other	—	518	—	**518**
Total trade and other receivables	**—**	**755**	**150**	**905**
Total financial assets measured at fair value	**79,497**	**373,510**	**4,885**	**457,892**
Trading financial liabilities:				
Government debt securities	7,249	1,107	1	**8,357**
Corporate and other debt	—	5,092	8	**5,100**
Corporate equities	22,169	140	12	**22,321**
Derivatives:				
Interest rate contracts	420	81,160	634	**82,214**
Credit contracts	—	9,318	231	**9,549**
Foreign exchange and gold contracts	11	90,270	452	**90,733**
Equity contracts	265	48,668	1,237	**50,170**
Commodity contracts	—	6,065	29	**6,094**
Total trading financial liabilities	**30,114**	**241,820**	**2,604**	**274,538**
Secured borrowing:				
Cash collateral on securities loaned	—	22,578	—	**22,578**
Securities sold under agreements to repurchase	—	19,284	—	**19,284**
Other secured borrowing	—	19,513	—	**19,513**
Total secured borrowing	**—**	**61,375**	**—**	**61,375**
Trade and other payables - prepaid OTC contracts	**—**	**245**	**150**	**395**
Debt and other borrowings - issued structured notes	**—**	**15,347**	**176**	**15,523**
Total financial liabilities measured at fair value	**30,114**	**318,787**	**2,930**	**351,831**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Company 2023 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	4,207	4,457	61	**8,725**
Corporate and other debt	—	13,366	1,307	**14,673**
Corporate equities	74,602	838	68	**75,508**
Derivatives:				
Interest rate contracts	390	79,420	753	**80,563**
Credit contracts	—	8,946	222	**9,168**
Foreign exchange and gold contracts	—	95,011	533	**95,544**
Equity contracts	298	45,387	785	**46,470**
Commodity contracts	—	5,978	17	**5,995**
Total trading financial assets	**79,497**	**253,403**	**3,746**	**336,646**
Secured financing:				
Cash collateral on securities borrowed	—	14,502	—	**14,502**
Securities purchased under agreements to resell	—	89,297	832	**90,129**
Other secured financing	—	15,271	—	**15,271**
Total secured financing	**—**	**119,070**	**832**	**119,902**
Investment securities - corporate equities	**—**	**—**	**125**	**125**
Trade and other receivables:				
Prepaid OTC contracts	—	237	150	**387**
Other	—	518	—	**518**
Total trade and other receivables	**—**	**755**	**150**	**905**
Total financial assets measured at fair value	**79,497**	**373,228**	**4,853**	**457,578**
Trading financial liabilities:				
Government debt securities	7,249	1,107	1	**8,357**
Corporate and other debt	—	5,092	8	**5,100**
Corporate equities	22,169	140	12	**22,321**
Derivatives:				
Interest rate contracts	420	81,160	634	**82,214**
Credit contracts	—	9,318	231	**9,549**
Foreign exchange and gold contracts	11	90,270	452	**90,733**
Equity contracts	265	48,668	1,237	**50,170**
Commodity contracts	—	6,065	29	**6,094**
Total trading financial liabilities	**30,114**	**241,820**	**2,604**	**274,538**
Secured borrowing:				
Cash collateral on securities loaned	—	22,578	—	**22,578**
Securities sold under agreements to repurchase	—	19,284	—	**19,284**
Other secured borrowing	—	19,513	—	**19,513**
Total secured borrowing	**—**	**61,375**	**—**	**61,375**
Trade and other payables - prepaid OTC contracts	**—**	**245**	**150**	**395**
Debt and other borrowings - issued structured notes	**—**	**15,347**	**176**	**15,523**
Total financial liabilities measured at fair value	**30,114**	**318,787**	**2,930**	**351,831**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Group 2022 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	10,742	2,907	133	**13,782**
Corporate and other debt	—	10,249	1,115	**11,364**
Corporate equities	52,139	990	31	**53,160**
Derivatives:				
Interest rate contracts	247	75,292	415	**75,954**
Credit contracts	—	6,958	424	**7,382**
Foreign exchange and gold contracts	—	122,527	314	**122,841**
Equity contracts	253	34,161	1,114	**35,528**
Commodity contracts	804	8,540	27	**9,371**
Total trading financial assets	**64,185**	**261,624**	**3,573**	**329,382**
Secured financing:				
Cash collateral on securities borrowed	—	15,569	—	**15,569**
Securities purchased under agreements to resell	—	103,205	962	**104,167**
Other secured financing	—	10,043	—	**10,043**
Total secured financing	**—**	**128,817**	**962**	**129,779**
Investment securities - corporate equities	**—**	**—**	**142**	**142**
Trade and other receivables:				
Prepaid OTC contracts	—	370	192	**562**
Other	—	733	3	**736**
Total trade and other receivables	**—**	**1,103**	**195**	**1,298**
Total financial assets measured at fair value	**64,185**	**391,544**	**4,872**	**460,601**
Trading financial liabilities:				
Government debt securities	14,660	2,363	2	**17,025**
Corporate and other debt	—	4,736	3	**4,739**
Corporate equities	24,687	265	19	**24,971**
Derivatives:				
Interest rate contracts	260	80,380	489	**81,129**
Credit contracts	—	6,554	298	**6,852**
Foreign exchange and gold contracts	6	117,263	184	**117,453**
Equity contracts	450	35,635	1,017	**37,102**
Commodity contracts	664	8,713	42	**9,419**
Total trading financial liabilities	**40,727**	**255,909**	**2,054**	**298,690**
Secured borrowing:				
Cash collateral on securities loaned	—	19,766	—	**19,766**
Securities sold under agreements to repurchase	—	26,042	—	**26,042**
Other secured borrowing	—	12,984	—	**12,984**
Total secured borrowing	**—**	**58,792**	**—**	**58,792**
Trade and other payables - prepaid OTC contracts	**—**	**530**	**188**	**718**
Debt and other borrowings - issued structured notes	**—**	**12,036**	**77**	**12,113**
Total financial liabilities measured at fair value	**40,727**	**327,267**	**2,319**	**370,313**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Company 2022 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	10,740	2,907	133	**13,780**
Corporate and other debt	—	9,931	1,115	**11,046**
Corporate equities	52,139	990	31	**53,160**
Derivatives:				
Interest rate contracts	247	75,292	415	**75,954**
Credit contracts	—	6,958	424	**7,382**
Foreign exchange and gold contracts	—	122,533	314	**122,847**
Equity contracts	253	34,161	1,114	**35,528**
Commodity contracts	804	8,540	27	**9,371**
Total trading financial assets	**64,183**	**261,312**	**3,573**	**329,068**
Secured financing:				
Cash collateral on securities borrowed	—	15,569	—	**15,569**
Securities purchased under agreements to resell	—	103,005	962	**103,967**
Other secured financing	—	10,043	—	**10,043**
Total secured financing	**—**	**128,617**	**962**	**129,579**
Investment securities - corporate equities	**—**	**—**	**141**	**141**
Trade and other receivables:				
Prepaid OTC contracts	—	370	192	**562**
Other	—	733	3	**736**
Total trade and other receivables	**—**	**1,103**	**195**	**1,298**
Total financial assets measured at fair value	**64,183**	**391,032**	**4,871**	**460,086**
Trading financial liabilities:				
Government debt securities	14,660	2,363	2	**17,025**
Corporate and other debt	—	4,736	3	**4,739**
Corporate equities	24,687	265	19	**24,971**
Derivatives:				
Interest rate contracts	260	80,379	489	**81,128**
Credit contracts	—	6,555	298	**6,853**
Foreign exchange and gold contracts	6	117,264	184	**117,454**
Equity contracts	450	35,634	1,017	**37,101**
Commodity contracts	664	8,713	42	**9,419**
Total trading financial liabilities	**40,727**	**255,909**	**2,054**	**298,690**
Secured borrowing:				
Cash collateral on securities loaned	—	19,766	—	**19,766**
Securities sold under agreements to repurchase	—	26,042	—	**26,042**
Other secured borrowing	—	12,984	—	**12,984**
Total secured borrowing	**—**	**58,792**	**—**	**58,792**
Trade and other payables - prepaid OTC contracts	**—**	**530**	**188**	**718**
Debt and other borrowings - issued structured notes	**—**	**12,036**	**77**	**12,113**
Total financial liabilities measured at fair value	**40,727**	**327,267**	**2,319**	**370,313**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

The Group's valuation approach and fair value hierarchy categorisation for certain significant classes of financial instruments recognised at fair value on a recurring basis is as follows:

Government Debt Securities

US Treasury Securities

Valuation Technique:

- Fair value is determined using quoted market prices

Valuation Hierarchy Classification:

- Level 1

Non US Government Obligations

Valuation Technique:

- Fair value is determined using quoted prices in active markets when available. When not available, quoted prices in less-active markets are used. In the absence of position-specific quoted prices, fair value may be determined through benchmarking from comparable instruments.

Valuation Hierarchy Classification:

- Level 1 – if actively traded and inputs are observable
- Level 2 – if the market is less active or prices are dispersed
- Level 3 – in instances where the prices are unobservable

Corporate and Other Debt and Corporate Loans

Mortgage- and Asset-backed Securities ("MABS")

Valuation Technique:

- MABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers.
- When position-specific external price data are not observable, the fair value determination may require benchmarking to comparable instruments, and/or analysing ECL, default and recovery rates, and/or applying discounted cash flow techniques. When evaluating the comparable instruments for use in the valuation of each security, security collateral-specific attributes, including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity, are considered. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are considered.
- Market standard cash flow models may be utilised to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, and default and prepayment rates for each asset category.
- Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

Valuation Hierarchy Classification:

- Level 2 – if value based on observable market data for comparable instruments
- Level 3 – if external prices or significant spread inputs are unobservable, or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance or other inputs

Corporate Bonds

Valuation Techniques:

- Fair value is determined using recently executed transactions, market price quotations, bond spreads and CDS spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments
- The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference comparable issuers are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to comparable instruments or cash flow models with yield curves, bond or single-name CDS spreads and recovery rates as significant inputs.

Valuation Hierarchy Classification:

- Level 2 – if value based on observable market data for comparable instruments
- Level 3 – in instances where prices or significant spread inputs are unobservable or

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

if the comparability assessment involves significant sensitivity

Collateralised Debt Obligations ("CDO")

Valuation Techniques:

- The Group holds cash CDOs that typically reference a tranche of an underlying synthetic portfolio of single name CDS spreads collateralised by corporate bonds ("credit-linked notes") or cash portfolio of asset-backed securities/loans ("asset-backed CDOs")

- Credit correlation, a primary input used to determine the fair value of credit-linked notes, is usually unobservable and derived using a benchmarking technique. Other model inputs, such as credit spreads, including collateral spreads, and interest rates are typically observable

- Asset-backed CDOs are valued based on an evaluation of the market and model input parameters sourced from comparable instruments as indicated by market activity. Each asset-backed CDO position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures and liquidity

Valuation Hierarchy Classification:

- Level 2 – when either comparable market transactions are observable, or credit correlation input is insignificant

- Level 3 – when either comparable market transactions are unobservable, or the credit correlation input is significant

Loans and Lending Commitments

Valuation Techniques:

- Fair value of corporate loans is determined using recently executed transactions, market price quotations (where observable), implied yields from comparable debt, market observable CDS spread levels obtained from independent external parties adjusted for any basis difference between cash and derivative instruments, along with proprietary valuation models and default recovery analysis where such transactions and quotations are unobservable

- Fair value of contingent corporate lending commitments is determined by using

executed transactions on comparable loans and the anticipated market price based on pricing indications from syndicate banks and customers. The valuation of loans and lending commitments also takes into account fee income that is considered an attribute of the contract

Valuation Hierarchy Classifications:

- Level 2 – if value based on observable market data for comparable instruments

- Level 3 – in instances where significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity

Corporate Equities and Equity Investments

Valuation Techniques:

- Exchange traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied

- Unlisted equity securities are generally valued based on an assessment of each security, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable transactions, trading multiples and changes in market outlook, among other factors

- Listed fund units are generally marked to the exchange-traded price if actively traded or Net Asset Value ("NAV") if not. Unlisted fund units are generally marked to NAV

Valuation Hierarchy Classification:

- Level 1 – actively traded exchange-traded securities and fund units

- Level 2 – if not actively traded, inputs are observable, or if undergoing a recent mergers and acquisitions event or corporate action;

- Level 3 – if not actively traded, inputs are observable, or if undergoing an aged mergers and acquisitions event or corporate action

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Derivatives

Exchange-Traded Derivative Contracts

Valuation Techniques:

- Exchange-Traded derivatives that are actively traded are valued based on quoted prices from the exchange.

- Exchange-Traded derivatives that are not actively traded are valued using the same techniques as those applied to OTC derivatives.

Valuation Hierarchy Classification:

- Level 1 – when actively traded.

- Level 2 – when not actively traded.

OTC Derivative Contracts

Valuation Techniques:

- OTC derivative contracts include forward, swap and option contacts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices

- Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modelled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgement, since model inputs may be observed from actively quoted markets, as is the case for generic interest rate swaps, many equity, commodity and foreign currency option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Group are widely accepted by the financial services industry.

- More complex OTC derivative products are typically less liquid and require more judgement in the implementation of the valuation technique since direct trading activity or quotes are unobservable. This includes certain types of interest rate derivatives with both volatility and correlation exposure, equity, commodity or foreign currency derivatives that are either longer-dated or include exposure to multiple underlyings and credit derivatives, including

credit default swaps on certain mortgage or asset-backed securities, basket CDS. Where required inputs are unobservable, relationships to observable data points, based on historical and/or implied observations, may be employed as a technique to estimate the model input values.

Valuation Hierarchy Classification:

- Level 2 – when valued using observable inputs, or where the unobservable input is not deemed significant

- Level 3 – if the unobservable input is deemed significant

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase and Cash Collateral on Securities Borrowed and Securities Loaned and Other Secured Financings and Secured Borrowings

Valuation Techniques:

- Fair value is computed using a standard cash flow discounting methodology

- The inputs to the valuation include contractual cash flows and collateral funding spreads, which are the incremental spread over the overnight indexed swap ("OIS") rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral)

Valuation Hierarchy Classification:

- Level 2 – when the valuation inputs are observable and supported by market liquidity

- Level 3 – in instances where the valuation input is observable but not supported by market liquidity or if an unobservable inputs are deemed significant

Prepaid OTC Contracts and Issued Structured Notes

Valuation Techniques:

- The Group carries structured notes and prepaid OTC contracts which are primarily composed of instruments whose payments and redemption values are linked to the performance of a specific index, a basket of stocks, a specific security, a commodity, a credit exposure or basket of credit exposures, and instruments with various interest-rate-

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

related features including step-ups, step-downs, and zero coupons

- Fair value is determined using valuation models for the derivative and debt portions of the instruments. These models incorporate observable inputs referencing identical or comparable securities, including prices to which the instruments are linked, interest rate yield curve, option volatility and currency rates, and commodity or equity prices

- Independent, external and traded prices for the instruments are considered as well as the impact of the Company's own credit spreads which are based on observed secondary bond market spreads

Valuation Hierarchy Classification:

- Level 2 – when valued using observable inputs, or where the unobservable input is not deemed significant

- Level 3 – in instances where the unobservable inputs are deemed significant

b. Transfers Between Level 1 and Level 2 of the Fair Value Hierarchy for Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

During the year, the Group and Company reclassified approximately $673 million (2022: $759 million) of government debt securities liabilities from Level 2 to Level 1. These reclassifications were due to increased market activity in these instruments.

c. Changes in Level 3 Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following tables present the changes in the fair value of the Group's Level 3 financial assets and financial liabilities for the years ended 31 December 2023 and 31 December 2022. Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. The realised and unrealised gains/(losses) for assets and liabilities within the Level 3 category presented in the following tables do not reflect the related realised and unrealised gains/(losses) on hedging instruments that have been classified by the Group within the Level 1 and/or Level 2 categories.

Except for 'Corporate and other debt' of $30 million owned by the Company's subsidiary undertaking, there were no differences at 31 December 2023 or 31 December 2022 between Group and Company in respect of the table below.

Unrealised gains/(losses) during the year for assets and liabilities within the Level 3 category presented in the following tables herein may include changes in fair value during the period that were attributable to both observable and unobservable inputs.

The Morgan Stanley Group operates a number of intra-group policies to ensure that, where possible, revenues and related costs are matched. Where the trading positions included in the below table are risk managed using financial instruments held by other Morgan Stanley Group undertakings, these policies potentially result in the recognition of offsetting gains or losses in the Group.

DocuSign Envelope ID: B447D78D-B563-411B-AEFE-44AB711F47F3

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

in $ millions	2023	2022
TRADING FINANCIAL ASSETS		
Government debt securities		
Beginning balance	133	209
Total gains/(losses) recognised in the consolidated income statement[1]	5	(4)
Purchases	21	81
Sales	(65)	(106)
Net transfers out of Level 3[2]	(33)	(47)
Ending balance	**61**	**133**
Unrealised gains/(losses)[3]	3	(14)
Corporate and other debt		
Beginning balance	1,115	1,190
Total losses recognised in the consolidated income statement[1]	(20)	(160)
Purchases	522	696
Sales	(356)	(715)
Net transfers in of Level 3[2]	77	104
Ending balance	**1,338**	**1,115**
Unrealised losses[3]	(9)	(33)
Corporate equities		
Beginning balance	31	35
Total gains/(losses) recognised in the consolidated income statement[1]	41	(101)
Purchases	19	37
Sales	(39)	(2)
Net transfers in of Level 3[2]	16	62
Ending balance	**68**	**31**
Unrealised gains/(losses)[3]	44	(12)
Net derivative contracts[4]		
Beginning balance	264	(21)
Total (losses)/gains recognised in the consolidated income statement[1]	(204)	173
Purchases	118	65
Issuances	(272)	(201)
Settlements	(164)	301
Net transfers out of Level 3[2]	(15)	(53)
Ending balance	**(273)**	**264**
Unrealised (losses)/gains[3]	(468)	253
SECURED FINANCING		
Securities purchased under agreements to resell		
Beginning balance	962	863
Purchases	832	962
Sales	(962)	(863)
Ending balance	**832**	**962**

in $ millions	2023	2022
INVESTMENT SECURITIES		
Corporate equities		
Beginning balance	142	165
Total losses recognised in the consolidated income statement[1]	(20)	(3)
Purchases	26	—
Sales	(22)	(20)
Ending balance	**126**	**142**
Unrealised losses[3]	(20)	(3)
TRADE AND OTHER RECEIVABLES		
Prepaid OTC contracts		
Beginning balance	192	172
Purchases	—	17
Sales	(38)	(1)
Net transfers (out) and/or in of Level 3[2]	(4)	4
Ending balance	**150**	**192**
Other		
Beginning balance	3	3
Settlements	(3)	—
Ending balance	**—**	**3**

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

in $ millions	2023	2022
TRADING FINANCIAL LIABILITIES		
Government debt securities		
Beginning balance	2	—
Total gains recognised in the consolidated income statement[1]	—	1
Purchases	(1)	(1)
Sales	—	1
Net transfers in of Level 3[2]	—	1
Ending balance	**1**	**2**
Unrealised gains[3]	—	2
Corporate and other debt		
Beginning balance	3	6
Total losses recognised in the consolidated income statement[1]	(4)	—
Purchases	(2)	(5)
Sales	11	3
Net transfers out of Level 3[2]	—	(1)
Ending balance	**8**	**3**
Unrealised losses[3]	(4)	—
Corporate equities		
Beginning balance	19	31
Total losses recognised in the consolidated income statement[1]	(3)	(78)
Purchases	(13)	(13)
Sales	3	44
Net transfers in of Level 3[2]	6	35
Ending balance	**12**	**19**
Unrealised (losses)/gains[3]	(2)	10
TRADE AND OTHER PAYABLES		
Prepaid OTC contracts		
Beginning balance	188	172
Total losses recognised in the consolidated income statement[1]	(37)	—
Issuances	—	17
Settlements	(1)	(1)
Ending balance	**150**	**188**
Unrealised losses[3]	(37)	—

in $ millions	2023	2022
DEBT AND OTHER BORROWINGS		
Issued structured notes		
Beginning balance	77	106
Total gains/(losses) recognised in the consolidated income statement[1]	25	(17)
Total gains/(losses) recognised in consolidated statement of comprehensive income[1]	2	(2)
Issuances	121	84
Settlements	(32)	(15)
Net transfers out of Level 3[2]	(17)	(79)
Ending balance	**176**	**77**
Unrealised gains/(losses)	8	(8)

(1) The total gains or losses are recognised in the consolidated income statement as detailed in the financial instruments accounting policy (note 3c).

(2) For financial assets and financial liabilities that were transferred into or out of Level 3 during the year, gains or (losses) are presented as if the assets or liabilities had been transferred into or out of Level 3 as at the beginning of the year.

(3) Amounts represent unrealised gains or (losses) for the year ended 31 December 2023 related to assets and liabilities still outstanding at 31 December 2023. The unrealised gains or (losses) are recognised in the consolidated income statement or consolidated statement of comprehensive income as detailed in the financial instruments accounting policy (note 3c)

(4) Net derivative contracts represent trading financial liabilities derivative contracts net of trading financial assets - derivative contracts.

During the year, there were no material transfers from Level 3 to Level 2 (2022: $nil) and no material transfers from Level 2 to Level 3 (2022: $nil).

d. Valuation of Level 3 Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following disclosures provide information on the sensitivity of fair value measurements to key inputs and assumptions.

i. Quantitative Information about and Qualitative Sensitivity if Significant Unobservable Inputs

The following table provides information on the valuation techniques, significant unobservable inputs and their ranges and averages for each material category of assets and liabilities measured at fair value on a recurring basis.

The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Further, the range of unobservable inputs may differ across groups in the financial services industry because of diversity in the types of products included in each group's inventory. The following disclosures also include qualitative information

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

There are no predictable relationships between multiple significant unobservable inputs attributable to a given valuation technique. A single amount is disclosed when there is no significant difference between the minimum, maximum and average (weighted average or similar average/median).

31 December 2023	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
ASSETS			
Trading financial assets:			
Government debt securities	61	Comparable pricing	
		Comparable bond price	50 to 199 pts (91 pts)
Corporate and other debt:			
Mortgage and asset-backed securities	344	Comparable pricing	
		Comparable bond price	30 to 100 pts (76 pts)
Corporate bonds	797	Comparable pricing	
		Comparable bond price	38 to 138 pts (81 pts)
Loans and lending commitments	139	Comparable pricing	
		Comparable loan price	27 to 100 pts (75 pts)
Other Debt	58	Comparable pricing	
		Comparable bond price	101 to 101 pts (101 pts)
Corporate equities	68	Comparable pricing	
		Comparable equity price	100%(100%)
Investment securities:			
Corporate equities	126	Comparable pricing	
		Comparable equity price	95% to 100% (98%)
		Discounted Cash Flow	
		Implied Weighted Average Cost of Capital ("WACC")	16%(16%)
Secured financing			
Securities purchased under agreements to resell	832	Discounted cash flows	
		Funding spread	32 bps to 104 bps (63 bps)
Trade and other receivables:			

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

31 December 2023	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
Prepaid OTC contracts	150	Discounted cash flows	
		Loss Given Default	54%-84% (62%/54%)
LIABILITIES			
Trading financial liabilities			
Net derivatives contracts:[2]			
Interest rate	120	Option Model	
		Inflation Volatility	27% to 70% (43%/39%)
		Interest rate - Foreign exchange correlation	N/M(N/M)
		Interest Rate Curve Correlation	70% to 93% (76%/77%)
		Inflation Curve	N/M(N/M)
		Interest rate Volatility Skew	74% to 90% (79%/81%)
		Currency Basis	4% to 4% (1%/1%)
		Deal Contingent Probability	95% to 95% (95%/95%)
		Bond Volatility	84% to 152% (108%/103%)
Credit	(10)	Credit default swap model	
		Credit spread	1 to 262 bps (89 bps)
		Comparable pricing	
		Comparable bond price	7 to 99 pts (58 pts)
		Funding spread	90 to 126 bps (118 bps)
Foreign exchange and gold[3]	81	Option model	
		Interest rate - Foreign exchange correlation	N/M(N/M)
		Interest rate volatility skew	N/M(N/M)
		Deal execution probability	95% to 95% (95%/95%)
		Foreign exchange volatility skew	N/M(N/M)
		Currency basis	-4% to -26% (5%/0%)
Equity	(452)	Option model	
		Equity volatility	4% to 71% (16%)
		Equity volatility skew	-3% to 0% (0%)
		Equity correlation	17% to 99% (65%)
		Equity FX correlation	-74% to 40% (-26%)
Debt and other borrowings:			
Issued structured notes	176	Option model	
		Equity volatility	6% to 72% (21%)
		Equity volatility skew	-1.3% to 0% (-0.5%)
		Equity correlation	41% to 97% (66%)
		Equity FX correlation	-65% to 40% (-35%)
Trade and other payables:			
Prepaid OTC contracts	150	Discounted cash flow	
		Loss Given Default	54%-84% (62%/54%)

(1) A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum and average. Amounts represent weighted averages, except where simple averages and the median of the inputs, respectively, are provided when more relevant.
(2) Net derivative contracts represent trading financial liabilities – derivative contracts net of trading financial assets – derivative contracts
(3) Includes derivative contracts with multiple risks (i.e. hybrid products)

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

31 December 2022	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
ASSETS			
Trading financial assets:			
Government debt securities	133	Comparable pricing	
		Comparable bond price	39 to 189 pts (82 pts)
Corporate and other debt:			
Mortgage and asset-backed securities	269	Comparable pricing	
		Comparable bond price	44 to 133 pts (91 pts)
Corporate bonds	741	Comparable pricing	
		Comparable bond price	37 to 132 pts (77 pts)
Loans and lending commitments	92	Comparable pricing	
		Comparable loan price	20 to 100 pts (73 pts)
Corporate equities	31	Comparable pricing	
		Comparable equity price	100% (100%)
Investment securities:			
Corporate equities	142	Comparable pricing	
		Comparable equity price	95% to 100% (91.6%)
		Discounted Cash Flow	
		Implied Weighted Average Cost of Capital	15.3% to 15.3% (15.3%)
Secured financing			
Securities purchased under agreements to resell	962	Discounted cash flows	
		Funding spread	31bps to 113bps (72bps)
Trade and other receivables:			
Prepaid OTC contracts	192	Discounted cash flows	
		Loss Given Default	54% to 84% (62%/54%)
LIABILITIES			
Trading financial liabilities			
Net derivatives contracts:[2]			
Interest rate	(74)	Option Model	
		Inflation Volatility	22% to 65% (43%/38%)
		Interest rate - Foreign exchange correlation	54% to 63% (58%/57%)
		Interest Rate Curve Correlation	47% to 95% (78%/82%)
		Inflation Curve	3.8% to 4% (3.9%/3.9%)
		Interest rate Volatility Skew	130% to 169% (142%/128%)
		Interest rate - Inflation correlation	n/m (n/m)
		Bond Volatility	9% to 53% (17%/20%)
Credit	126	Credit default swap model	
		Credit spread	1 bps to 320 bps (112 bps)
		Comparable pricing	
		Comparable bond price	8 to 97 pts (55 pts)
		Discounted Cashflow	
		Funding spread	82 bps to 127 bps (108 bps)
Foreign exchange and gold[3]	129	Option model	
		Interest rate - Foreign exchange correlation	54%-63% (58%/57%)
		Interest rate volatility skew	129% to 169% (142%/165%)
		Deal execution probability	90%-95% (95%/95%)

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

31 December 2022	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
		Foreign exchange volatility skew	9.6% to 10.4% (10%/10%)
		Currency basis	-2% to 7% (4%/5%)
Equity	96	Option model	
		Equity volatility	5% to 85% (22%)
		Equity volatility skew	-5% to 0% (-1%)
		Equity correlation	10% to 99% (77%)
		Equity FX correlation	-79% to 65% (-26%)
Debt and other borrowings:			
Issued structured notes	77	Option model	
		Equity volatility	17% to 58% (20%)
		Equity volatility skew	-1.2% to -0.7% (-0.7%)
		Equity correlation	50% to 93% (60%)
		Equity FX correlation	-53% to -16% (-34%)
Trade and other payables:			
Prepaid OTC contracts	188	Discounted cash flow	
		Loss Given Default	54% to 84% (62%/54%)

(1) A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum and average. Amounts represent weighted averages, except where simple averages and the median of the inputs, respectively, are provided when more relevant.
(2) Net derivative contracts represent trading financial liabilities – derivative contracts net of trading financial assets – derivative contracts
(3) Includes derivative contracts with multiple risks (i.e. hybrid products)

Significant Unobservable Inputs – Description and Sensitivity

During 2023, there were no significant revisions made to the descriptions of the significant unobservable inputs.

An increase/(decrease) to the following inputs would generally result in a higher/(lower) fair value:

- *Comparable Bond or Loan Price:* A pricing input used when prices for the identical instrument are not available for comparable instruments. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond or loan, then adjusting that yield (or spread) to derive a value for the bond or loan. The adjustment to yield (or spread) should account for the relevant differences in the bonds or loans such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and the bond being valued in order to establish the value of the bond or loan.

- *Comparable Equity Price:* A price derived from equity raises, share buybacks and external bid levels, etc. A discount or premium may be included in the fair value estimate.

- *Contingency Probability:* Probability associated with the realization of an underlying event upon which the value of an asset is contingent.

- *Loss Given Default:* Amount expressed as a percentage of par that is the expected loss when a credit event occurs.

- *WACC.* WACC represents the theoretical rate of return required to debt and equity investors. The WACC is used in a discounted cash flow model that calculates the value of the equity. The model assumes that the cash flow assumptions, including projections, are fully reflected in the current equity value, while the debt to equity ratio is held constant.

An increase/(decrease) to the following inputs would generally result in a lower/(higher) fair value:

- *Credit Spread:* The credit spread reflects the additional net yield an investor can earn from a security with more credit risk relative to one with less credit risk. The credit spread of a particular security is often quoted in relation to

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

the yield on a credit risk-free benchmark security or reference rate.

- *Funding Spread:* The cost of borrowing defined as the incremental spread over the OIS rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral).

An increase/(decrease) to the following inputs would generally result in an impact to the fair value, but the magnitude and direction of the impact would depend on whether the Group is long or short the exposure:

- *Correlation:* A pricing input where the payoff is driven by more than one underlying risk. Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variable).

- *Interest rate curve:* The term structure of interest rates (relationship between interest rates and the time to maturity) and a market's measure of future interest rates at the time of observation. An interest rate curve is used to set interest rate and foreign exchange derivative cash flows and is a pricing input used in the discounting of any OTC derivative cash flow.

- *Volatility*: The measure of the variability in possible returns for an instrument given how much that instrument changes in value over time. Volatility is a pricing input for options, and, generally, the lower the volatility, the less risky the option. The level of volatility used in the valuation of a particular option depends on a number of factors, including the nature of the risk underlying that option, the tenor and the strike price of the option.

- *Volatility skew*: The measure of the difference in implied volatility for options with identical underliers and expiry dates but with different strikes.

- *Currency Basis:* Cross-currency basis reflects the difference between the interest paid to borrow one currency by swapping it against another currency in relation to the rate of directly borrowing this currency in the respective cash market.

ii. Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives

As detailed in note 3, the valuation of Level 3 financial instruments requires the application of critical accounting judgement, involving estimations and assumptions and it is recognised that there could be a range of reasonably-possible alternative values.

The Group has reviewed the unobservable parameters to identify those which would change the fair value measurement significantly if replaced by a reasonably possible alternative assumption.

In estimating the potential variability, the unobservable parameters were varied individually using statistical techniques and historic data. The potential variability estimated is likely to be greater than the actual uncertainty relating to the financial instruments, as any diversification effect has been excluded.

The following table presents the potential impact of both favourable and unfavourable changes, both of which would be reflected in the income statement.

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

in $ millions	31 December 2023 Favourable changes	31 December 2023 Unfavourable changes	31 December 2022 Favourable changes	31 December 2022 Unfavourable changes
Trading financial assets:				
Government debt securities	—	—	1	(1)
Corporate and other debt	36	(34)	19	(21)
Corporate equities	23	(23)	7	(10)
Net derivative contracts[1][2]	126	(135)	168	(168)
Secured Financing:				
Securities purchased under agreements to sell	1	(1)	1	(1)
Investment securities:				
Corporate equities	11	(12)	26	(13)
Debt and other borrowings:				
Issued structured notes	1	(1)	1	(2)
	198	**(206)**	**223**	**(216)**

(1) Net derivative contracts represent trading financial assets – derivative contracts net of trading financial liabilities – derivative contracts.
(2) CVA is deemed to be a Level 3 input when the underlying counterparty credit curve is unobservable. FVA is deemed to be Level 3 input in its entirety given the lack of observability of funding spreads in the principle market.

e. Financial Instruments Valued using Unobservable Market Data

The amounts not recognised in the consolidated income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amounts determined at initial recognition using valuation techniques are as follows:

$ millions	2023	2022
At 1 January	473	369
New transactions	243	285
Amounts recognised in the consolidated income statement during the year	(253)	(181)
At 31 December	**463**	**473**

The balance above predominately relates to derivatives. The Group has financial instruments valued using unobservable market data of $66 million (2022: $57 million) related to other Morgan Stanley Group undertakings.

f. Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

Non-recurring fair value measurements of assets and liabilities are those which are required or permitted in the consolidated statement of financial position in particular circumstances.

There were no assets or liabilities measured at fair value on a non-recurring basis during the current or prior year.

30. FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

As at 31 December 2023 and 2022, all financial instruments not measured at fair value, the carrying amount is considered reasonable approximation of fair value.

31. EMPLOYEE COMPENSATION PLANS

Morgan Stanley maintains various equity-settled share-based compensation plans for the benefit of employees. Awards under these plans are generally granted in January following the performance year.

Equity-settled Share-based Compensation Plans

Morgan Stanley has granted RSU awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain employees' incentive compensation, with awards made in the form of restricted common stock. Awards under these plans are subject to vesting over time, generally six months to seven years, and are generally contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All, or a portion of, an award may be forfeited if employment is terminated before the end of the relevant vesting period or cancelled after the vesting period in certain situations. Recipients of equity-based awards may have voting rights, at Morgan Stanley's discretion, and generally

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

receive dividend equivalents if the award vests, unless this is prohibited by regulation.

Group:

During the year, Morgan Stanley granted 2,473,366 RSUs (2022: 3,314,576 RSUs) to employees of the Group with a weighted average fair value per unit of $90.57 (2022: $94.10), based on the market value of Morgan Stanley common stock at grant date.

Equity-based compensation expense of $218 million (2022: $242 million) was recognised within 'Direct staff costs'. A further $1 million (2022: $15 million credit) was also recognised in 'Management charges from other Morgan Stanley Group undertakings relating to staff costs' under the chargeback agreements described in accounting policy note 3(m).

The related liability due to Morgan Stanley at the end of the year, reported within 'Trade and other payables' in the consolidated statement of financial position, is $345 million (2022: $360 million) of which $173 million million (2022: $162 million) is expected to be settled wholly within one year and $172 million (2022: $198 million) thereafter.

The unrecognised compensation cost related to unvested equity-based awards is shown in the table below:

in $ millions	Unvested awards granted:		
	To 31 December 2023	In January 2024	Total
Expense expected to be recognised in:			
2024	54	149	203
2025	23	33	56
2026	6	16	22
Thereafter	1	7	8
	84	**205**	**289**

Amounts above do not reflect forfeitures, cancellations or accelerations.

Company:

During the year, Morgan Stanley granted 2,471,033 RSUs (2022: 3,307,052 RSUs) to employees of the Company with a weighted average fair value per unit of $90.57 (2022: $94.10), based on the market value of Morgan Stanley common stock at grant date. The equity-based compensation expense recognised in the year is $217 million (2022: $241 million).

The related liability due to Morgan Stanley at the end of the year, reported within 'Trade and other payables' in the statement of financial position, is $344 million (2022: $360 million) of which $173 million (2022: $162 million) is expected to be settled wholly within one year and $171 million (2022: $198 million) thereafter.

Management Charges

As described in note 7, the Group and Company utilise the services of staff who are employed by other Morgan Stanley Group undertakings. Management charges are incurred in respect of these employee services which may include the cost of equity-settled share-based and deferred cash-based compensation plans.

32. POST EMPLOYMENT BENEFITS

Defined Contribution Plans

The Group operates several Morgan Stanley defined contribution plans, which require contributions to be made to funds held in trust, separate from the assets of the Group.

The defined contribution plans are as follows:

- MSII Offshore Retirement Benefit Plan IV, Dubai Section;

- Morgan Stanley DIFC Workplace Savings Scheme (Dubai);

- Morgan Stanley Asia Limited Retirement Benefit Plan (Taiwan);

- Morgan Stanley & Co. International plc, Seoul Branch Defined Contribution Plan; and

- Morgan Stanley & Co. International plc Zurich Branch Top-up Plan

The Group pays fixed contributions to the plans, with no legal or constructive obligation to pay further contributions.

The defined contribution pension charge in relation to the above plans recognised within 'Direct staff costs' in 'Operating expense' in the consolidated income statement was $4 million for the year (2022: $4 million) of which $nil was accrued at 31 December 2023 (2022: $nil).

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Defined Benefit Plans

The Group also operates several Morgan Stanley defined benefit plans, which provide post-employment benefits that are based on length of service and salary.

The defined benefits plans are as follows:

• Morgan Stanley Asia (Taiwan) Limited Retirement Scheme;

• Morgan Stanley Asia (Taiwan) Limited Book Reserve Plan;

• Morgan Stanley Asia (Taiwan) Limited Grandfather Plan;

• Morgan Stanley & Co. International plc Zurich Branch Base Plan;

• Morgan Stanley & Co. International plc Dubai Branch End of Service Gratuity;

• Morgan Stanley & Co. International plc Qatar Branch End of Service Gratuity; and

• Morgan Stanley & Co. International plc Paris Branch Indemnites de Fin de Carriere

The Group's cumulative amount of actuarial gains and losses recognised in the consolidated statement of comprehensive income is a $1 million loss (2022: $2 million gain). A liability of $4 million (2022: $1 million asset and liability of $5 million) is recognised in the Group's consolidated statement of financial position in respect of these plans.

Plans Operated by Fellow Morgan Stanley Undertakings

In addition to the above, the Group incurs direct expenses and management charges from fellow Morgan Stanley undertakings for post-employment benefit costs related to the Morgan Stanley UK Group Pension Plan ("the Plan") operated by Morgan Stanley UK Limited ("MSUKL"). The Plan is a defined contribution scheme with a closed defined benefit section.

Defined Contribution Section of the Plan

MSUKL pays fixed contributions to the plan, with no legal or constructive obligation to pay further contributions.

The defined contribution pension charge recognised within 'Direct Staff costs' in 'Operating expense' in the income statement was $24 million for the year (2022: $25 million) of

which $nil was accrued at 31 December 2023 (2022: $nil).

As described in note 7, the Group utilises the services of staff who are employed by other Morgan Stanley Group undertakings. Management charges are incurred in respect of the services of these employees which include the cost of the Plan.

Defined Benefit Section of the Plan ("DB Plan")

Under contractual group recharging arrangements, a material proportion of the net defined benefit cost for the DB Plan as a whole, whether recognised in the profit or loss for the year or other comprehensive income, is recharged to the Group. Information on the DB plan is provided below.

The DB Plan has been closed to new members and future accrual since 1996. The DB Plan was previously open to permanent employees of the Morgan Stanley Group employed in the UK, and with the consent of the Trustees, other Morgan Stanley employees located outside of the UK who had previously been employed in the UK and who at some point had been members of the DB Plan.

The DB Plan provides post-employment benefits to members on retirement which are dependent on years of service and salary at the time of closure of the DB Plan in 1996. Additionally, the DB Plan also includes a Guaranteed Minimum Pension ("GMP") underpin in respect of certain defined contribution members who transferred their benefits from the defined benefit section in the past. Under the GMP underpin, if the value of each member's investment at retirement is less than the amount needed to secure the GMP benefits that accrued under the defined benefit section, the shortfall must be covered by the DB Plan.

The DB Plan is administered by the Trustees and the assets are held in a fund which is legally separate from MSUKL. The Trustees of the fund are required by law to act in the interest of the fund and of all relevant stakeholders in the scheme. The Trustees of the scheme are responsible for the investment policy with regards to the scheme assets.

The DB Plan exposes MSUKL to actuarial risks such as: investment risk, interest rate risk, inflation risk, longevity risk, liquidity risk and

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

credit risk. As a result of the DB Plan's investment strategy outlined on the following page the interest rate and inflation risks are largely hedged for the majority of the defined benefit liabilities on a funding basis as described below. The GMP underpin liabilities are volatile because they represent the difference between a defined benefit liability and the value of members' defined contribution assets which depends on how the individual invests and are only approximately hedged.

As required by the UK regulatory framework, a full actuarial valuation of the DB Plan is conducted at least every three years and updated annually between full triennial valuations to determine the position of the DB Plan on a funding basis. The funding basis uses assumptions reflective of the cost of securing the benefits built up in the DB Plan with an insurance company and is reviewed each year as part of the annual funding update.

The most recent full actuarial valuation of the DB Plan, carried out at 31 December 2021, showed a surplus of scheme assets over liabilities. Accordingly, no new schedule of contributions was agreed and there were no contributions payable to the DB Plan during 2023 (2022: $nil).

In addition, an actuarial valuation of the DB Plan is carried out annually on an accounting basis by a qualified actuary. Under the accounting basis, the obligations are measured by discounting the best estimate of future cash flows to be paid out by the DB Plan using the projected unit credit method. As accrual of future benefits ceased in 1996, no benefit has been attributed to service during subsequent reporting periods and the accumulated benefit obligation is an actuarial measure of the present value of benefits for service already rendered.

On an accounting basis, the DB Plan has a surplus of scheme assets over liabilities.

The following table provides a summary of the present value of the defined benefit obligation and fair value of DB Plan assets included in the statement of financial position of MSUKL:

in $ millions	2023	2022
Present value of the funded defined benefit obligation	(151)	(142)
Fair value of plan assets	232	215
Plan surplus	81	73
Impact of asset ceiling	(68)	(61)
Net DB Plan Asset	**13**	**12**

The surplus recognised in the MSUKL statement of financial position is limited to the amount of future economic benefits available to the entity in the form of reduced contributions.

Of the defined benefit obligation, $140 million (2022: $134 million) relates to deferred members and $11 million (2022: $9 million) relates to retired members. Upon reaching retirement, up until 31 December 2018, most retiring members were settled through the purchase of an annuity contract in the name of the member, with MSUKL having no further obligation. A High Court ruling on 26 October 2018 confirmed that pension schemes are required to equalise male and female members' GMP benefits ("GMP equalisation"). The Trustee has temporarily suspended the practice of individually buying out members' benefits until the legal position and benefit entitlements with respect to GMP equalisation are clearer. Since the end of 2018, individuals who have reached benefit age have been retained as members in the DB Plan.

The weighted average duration of the defined benefit obligation at 31 December 2023 is 21 years (2022: 22 years).

Movement in the Net Defined Benefit Asset and Impact of Asset Ceiling

The following tables provide a summary of the present value of the obligation, the fair value of the DB Plan assets and the impact of the asset ceiling recognised by MSUKL:

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

2023 in $ millions	Present value of obligation	Fair value of plan assets	Total	Impact of asset ceiling	Total
At 1 January 2023	(142)	215	73	(61)	12
Net interest (expense)/income	(7)	11	4	(3)	1
Amounts recognised in the income statement	**(7)**	**11**	**4**	**(3)**	**1**
Remeasurements:					
The return on scheme assets (excluding amounts included in net interest expense)	—	(4)	(4)	—	(4)
Actuarial gain arising from changes in demographic assumptions	1	—	1	—	1
Actuarial gain arising from changes in financial assumptions	4	—	4	—	4
Actuarial gain arising from experience adjustments	(1)	—	(1)	—	(1)
Adjustments for restrictions on the defined benefit asset	—	—	—	(1)	(1)
Amounts recognised in the statement of comprehensive income	**4**	**(4)**	**—**	**(1)**	**(1)**
Foreign exchange rate changes	(8)	12	4	(3)	1
Benefit payments	2	(2)	—	—	—
At 31 December 2023	**(151)**	**232**	**81**	**(68)**	**13**

2022 in $ millions	Present value of obligation	Fair value of plan assets	Total	Impact of asset ceiling	Total
At 1 January 2022	(315)	418	103	(80)	23
Net interest (expense)/income	(5)	7	2	(1)	1
Amounts recognised in the income statement	**(5)**	**7**	**2**	**(1)**	**1**
Remeasurements:					
The return on scheme assets (excluding amounts included in net interest expense)	—	(163)	(163)	—	(163)
Actuarial gain arising from changes in demographic assumptions	4	—	4	—	4
Actuarial gain arising from changes in financial assumptions	152	—	152	—	152
Actuarial gain arising from experience adjustments	(14)	—	(14)	—	(14)
Adjustments for restrictions on the defined benefit asset	—	—	—	12	12
Amounts recognised in the statement of comprehensive income	**142**	**(163)**	**(21)**	**12**	**(9)**
Foreign exchange rate changes	30	(41)	(11)	8	(3)
Benefit payments	6	(6)	—	—	—
At 31 December 2022	**(142)**	**215**	**73**	**(61)**	**12**

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

Actuarial Assumptions

The following table presents the principal actuarial assumptions used in the valuation of the DB Plan:

	2023 %	2022 %
Pre-retirement discount rate	4.5%	5.0%
Post-retirement discount rate (RPI)	4.6%	4.2%
Inflation (RPI)	3.1%	3.3%
Revaluation in deferment - inflation(CPI)	2.5%	2.7%

The mortality assumptions used give the following life expectancy:

	Life expectancy at age 65 for a male member currently:		Life expectancy at age 65 for a female member currently:	
	Aged 65	Aged 45	Aged 65	Aged 45
At 31 December 2023				
UK	88.1	90.1	89.1	90.7
At 31 December 2022				
UK	88.1	90.6	89.5	91.5

The sensitivities regarding the principal assumptions used to measure the defined benefit obligation are as follows:

2023

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.25%	Decrease/ increase by 5.10%/5.42%
Inflation assumption	Increase/decrease by 0.25%	Increase/ decrease by 0.87%/0.83%
Life expectancy	Increase/decrease by 1 year	Increase/ decrease by 3.16%/3.22%

2022

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.25%	Decrease/increase by 5.26%/5.59%
Inflation assumption	Increase/decrease by 0.25%	Increase/decrease by 0.83%/0.83%
Life expectancy	Increase/decrease by 1 year	Increase/decrease by 3.27%/3.32%

The sensitivity analysis presented above has been determined based on reasonably possible changes of the assumptions occurring at 31 December 2023 and 31 December 2022, assuming that all other assumptions are held constant. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior year.

DB Plan Assets

The Plan's Trustee, having considered professional advice from its independent investment consultant and the Plan's actuary, determines the asset allocation targets based on its assessment of a range of relevant factors, such as expected long-term financial conditions, demographic data and trends, current funding position and other related risk factors. The Trustee consults with MSUKL on any changes to the investment strategy. The overall primary investment objective is to minimise the volatility of the Plan's surplus or deficit through asset-liability matching. The investment strategy is considered to be low risk.

Specific risks which are managed through the asset allocation targets include:

- Interest rate and inflation risk

- Asset volatility

- Credit risk

- Liquidity risk

- Longevity risk

The Trustee conducts a full asset-liability review every three years. The last review was conducted during 2022 with underlying investments updated in December 2022. The next scheduled review is due to take place in 2025. These studies are used to assist the Trustee in determining the optimal long-term asset allocation with regards to the structure of liabilities within the Plan.

The main investment strategies formulated in the actuarial and technical policy documents of the Plan are to invest Plan assets as follows:

- Debt instruments, such as gilts, to reduce interest rate sensitivity caused by the duration of the defined benefit obligation;

- Gilts and corporate bonds to hedge liability-related risks;

- Long-dated corporate bonds to provide a degree of liquidity and generate a modest degree of excess investment return in respect of GMP underpin liabilities;

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

- Cash to provide liquidity to fund ongoing transaction costs

In line with the investment objective, the DB Plan holds investments in a range of pooled investment vehicles of varying maturities intended to broadly reflect the expected liability profile of the DB Plan. The pooled fund nature of the investments provides liquidity as Plan assets can be disinvested readily. The major categories and fair values of scheme assets at the end of the reporting period are set out below.

| | Fair value of Plan assets | | | | | |
| in $ millions | Quoted in an active market | Other | Total | Quoted in an active market | Other | Total |
	2023			2022		
Cash and cash equivalents	—	17	**17**	—	4	**4**
Corporate bonds	31	—	**31**	40	—	**40**
Government bonds	184	—	**184**	171	—	**171**
	215	**17**	**232**	**211**	**4**	**215**

33. RELATED PARTY DISCLOSURES

Parent and Subsidiary Relationships

Parent and ultimate controlling entity

For information on the Group's parent and ultimate controlling entity, refer to note 1.

Key Management Compensation

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The Morgan Stanley Group's corporate governance framework gives consideration to legal, geographical and business lines through a combination of boards of directors, and regional and global management committees. Accordingly, in addition to the Directors of the Company, key management personnel of the Group is considered to include: the boards of Directors of certain parent companies, including that of Morgan Stanley, certain members of key Morgan Stanley Group management committees, those designated as senior managers under the UK's Senior Manager regime and certain executive officers of Morgan Stanley.

The boards of the Group's parent companies, the management committees and the executive officers cover the full range of the Morgan Stanley Group's business activities. Only those members with responsibility for the Institutional Securities business, being the reportable business segment of the Group, are considered to be key management personnel of the Group. The aggregate compensation below represents the proportion of compensation paid to these key management personnel, including the Directors of the Company, in respect of their services to the Group.

Key management personnel compensation in respect of their services rendered to the Group comprised the following:

in $ millions	2023	2022
Short-term employee benefits	59	79
Share-based payments	41	46
Other long-term employee benefits	1	—
	101	**125**

The share-based payment costs disclosed above reflect the amortisation of equity-based awards granted to key management personnel and are therefore not directly aligned with other staff costs in the current year.

Key management personnel compensation is borne directly by the Group as well as other Morgan Stanley Group undertakings in the current year. Management recharges in respect of key management personnel compensation borne by other Morgan Stanley Group undertakings are included in 'Management charges from other Morgan Stanley Group undertakings relating to staff costs' within 'Operating expense', as disclosed in note 7.

Directors' Remuneration

in $ millions	2023	2022
Total remuneration of all Directors:		
Aggregate remuneration	18	18
Long term incentive schemes	1	—
	19	**18**
Disclosures in respect of the highest paid Director:		
Aggregate remuneration	5	5
	5	**5**

Directors' remuneration has been calculated as the sum of cash, bonuses and benefits in kind.

All Directors who are employees of the Morgan Stanley Group are eligible for shares of the parent company, Morgan Stanley, awarded under

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

the Morgan Stanley Group's equity-based long term incentive schemes. In accordance with Schedule 5 paragraph 1(3)(a) of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the above disclosures do not include the value of shares awarded. During the year, nine Directors received awards under the Morgan Stanley Group's equity-based long term incentive schemes in respect of qualifying services (2022: eight).

The value of assets (other than shares) awarded under other long term incentive schemes has been included in the above disclosures when the awards vest, which is generally within one to seven years from the date of the award.

Three directors are members of non-UK defined benefit schemes, which are now closed to new entrants and no longer accruing future benefits (2022: two). In addition, one Director has benefits accruing under the Alternative Retirement Plan, a defined benefit scheme, operated by MSUKL (2022: one).

The Morgan Stanley Group operates a defined contribution pension scheme, the Morgan Stanley UK Group Pension Plan. There are nine Directors to whom retirement benefits are accruing under this scheme (2022: eight). One Director has benefits accruing under a non-UK defined contribution scheme (2022: one).

The Group has not provided any loans or other credit advances to its Directors during the year (2022: nil).

Transactions with Related Parties

The Morgan Stanley Group conducts business for clients globally through a combination of both functional and legal entity organisational structures. Accordingly, the Group is closely integrated with the operations of the Morgan Stanley Group and enters into transactions with other Morgan Stanley Group undertakings on an arm's length basis for the purposes of utilising financing, trading and risk management, and infrastructure services. The nature of these relationships along with information about the transactions and outstanding balances is given below. The Group has not recognised any expense and has made no provision for impairment relating to the amount of outstanding balances from related parties (2022: $nil).

Cash

The Group places cash with other Morgan Stanley Group undertakings. All such transactions are entered into on an arm's length basis.

in $ millions	2023 Interest	2023 Balance	2022 Interest	2022 Balance
Amounts due from other Morgan Stanley Group undertakings	18	1,115	—	1,103

Funding

The Group receives funding from and provides funding to other Morgan Stanley Group undertakings in the following forms:

General Funding

General funding is undated, unsecured, floating-rate lending, other than certain funding which is dated on a rolling 60, 190 or 395 day term. Funding may be received or provided for specific transaction related funding requirements, or for general operational purposes. The interest rates are established by the Morgan Stanley Group Treasury function for all entities within the Morgan Stanley Group and approximate the market rate of interest that the Morgan Stanley Group incurs in funding its business.

Details of the outstanding balances on these funding arrangements and the related interest income or expense recognised in the consolidated income statement during the year are shown in the table below:

in $ millions	2023 Interest	2023 Balance	2022 Interest	2022 Balance
Undated				
Amounts due from the Group's direct and indirect parent undertakings	—	6	—	15
Amounts due from other Morgan Stanley Group undertakings	1	252	1	126
	1	**258**	**1**	**141**
Rolling 395 day term				
Amounts due from the Group's direct and indirect parent undertakings	—	—	1	—
Amounts due from other Morgan Stanley Group undertakings	6	42	1	62
	6	**42**	**2**	**62**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

in $ millions	2023 Interest	2023 Balance	2022 Interest	2022 Balance
Undated				
Amounts due to the Group's direct and indirect parent undertakings	—	453	1	383
Amounts due to other Morgan Stanley Group undertakings	6	438	8	613
	6	**891**	**9**	**996**
60 day termed				
Amounts due to the Group's direct and indirect parent undertakings	(500)	7,648	210	3,264
190 day termed				
Amounts due to the Group's direct and indirect parent undertakings	—	1	17	1
Rolling 395 day term				
Amounts due to the Group's direct and indirect parent undertakings	1,264	24,445	567	17,119
Amounts due to other Morgan Stanley Group undertakings	14	247	—	227
	1,278	**24,692**	**567**	**17,346**

Subordinated Loans

The Group received subordinated loans and senior subordinated loans from another Morgan Stanley Group undertaking. Details of the terms of these loans, including the contractual maturity and the interest rate are shown in note 16.

in $ millions	2023 Interest	2023 Balance	2022 Interest	2022 Balance
Subordinated loan liabilities				
Amounts due to the Group's direct parent undertaking	573	5,096	315	8,898
Senior subordinated loan liabilities				
Amounts due to the Group's direct parent undertaking	300	6,700	135	3,900

Trading and Risk Management

In the course of funding its business, the Group enters into collateralised financing transactions with other Morgan Stanley Group undertakings. All such transactions are entered into on an arm's length basis.

Details of the outstanding on such transactions and the related interest income/expense

recognised in the consolidated income statement during the year are shown in the table below:

in $ millions	2023 Interest	2023 Balance	2022 Interest	2022 Balance
Financial assets measured at fair value				
Amounts due from the Group's direct and indirect parent undertakings	9	110	1	1,300
Amounts due from other Morgan Stanley Group undertakings	3,281	72,654	708	66,587
	3,290	**72,764**	**709**	**67,887**
Financial liabilities measured at amortised cost				
Amounts due to other Morgan Stanley Group undertakings	400	2,101	84	4,848
Financial liabilities measured at fair value				
Amounts due to the Group's direct and indirect parent undertakings	31	1,251	23	1,581
Amounts due to other Morgan Stanley Group undertakings	1,660	28,099	309	28,117
	1,691	**29,350**	**332**	**29,698**

The Group enters into purchases and sales of securities and derivative transactions with other Morgan Stanley Group undertakings to facilitate the provision of financial services to clients on a global basis and to manage the market risks associated with such business. The Group also enters into derivative transactions with other Morgan Stanley Group undertakings to manage the market risks associated with certain of its compensation plans. All such transactions are entered into on an arm's length basis. The total amounts receivable and payable from such transactions not yet settled and the fair value of such derivatives contracts outstanding at the year end were as follows:

in $ millions	2023	2022
Amounts due from the Group's direct and indirect parent undertakings on securities and derivative transactions	1,619	1,981
Amounts due from other Morgan Stanley Group undertakings on securities and derivative transactions	116,001	116,725
	117,620	**118,706**
Amounts due to the Group's direct and indirect parent undertakings on securities and derivative transactions	1,596	1,636
Amounts due to other Morgan Stanley Group undertakings on securities and derivative transactions	116,539	120,534
	118,135	**122,170**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2023

The Group has received collateral of $984 million (2022: $996 million) from the Group's direct and indirect parent undertaking and $7,786 million (2022: $8,817 million) from other Morgan Stanley Group undertakings. The Group has pledged collateral of $nil (2022: $nil) to the Group's direct and indirect parent undertakings and $28,484 million (2022: $30,736 million) to other Morgan Stanley Group undertakings. The Group has received and pledged collateral to mitigate credit risk on exposures arising under derivatives contracts between the Group and other Morgan Stanley Group undertakings.

In addition, the management and execution of business strategies on a global basis results in many Morgan Stanley transactions impacting a number of Morgan Stanley Group entities. The Morgan Stanley Group has Global Transfer Pricing Policies in place among the Ultimate Parent and its consolidated subsidiaries to ensure arm's length pricing. These policies are consistent with the 2022 OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Morgan Stanley Group has also engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies. Negotiations may result in changes to methodologies or inputs that could have an impact on the Group's revenues in the future.

For the year ended 31 December 2023, a net amount of $1,188 million was transferred to other Morgan Stanley Group undertakings relating to such revenue transfer pricing policies and recognised in the consolidated income statement arising from such policies (2022: net transfer to other Morgan Stanley Group undertakings of $1,339 million).

Infrastructure Services

The Group receives and incurs management charges to and from other Morgan Stanley Group undertakings for infrastructure services, including the provision of staff and office facilities. Management recharges received and incurred during the year are as follows:

in $ millions	2023 Staff costs	2023 Other services	2022 Staff costs	2022 Other services
Amounts recharged from the Group's direct and indirect parent undertakings	4	—	6	—
Amounts recharged from other Morgan Stanley Group undertakings[1]	610	1,687	525	1,523
	614	1,687	531	1,523

(1) Amounts related to Other services include expenses reported as 'Commission and other similar arrangements' of $256 million (2022: $245 million).

144

MORGAN STANLEY & CO. INTERNATIONAL plc

APPENDIX TO THE FINANCIAL STATEMENTS
Year ended *31 December 2023*

List of subsidiaries, including indirect subsidiaries, as at 31 December 2023 and 31 December 2022:

Name of Company	Address of undertaking's registered office/ principal place of business	Proportion of shares held by the Group[1][2]		Nature of Business
		2023	2022	
Morgan Stanley Taiwan Limited	83F.& 83F-1. No.7, Xinyi Rd., Sec. 5 Taipei City 110, Taiwan	100%	100%	Financial Services
Morgan Stanley Strategic Investments Limited	20 Bank Street, Canary Wharf, London , E14 4AD , UNITED KINGDOM	100%	100%	Financial Services
Morgan Stanley Humboldt Investments Limited	20 Bank Street, Canary Wharf, London , E14 4AD , UNITED KINGDOM	N/A[3]	100%	Financial Services
Morgan Stanley Havel GmbH	Grosse Gallusstrasse 18, 60312, Frankfurt am Main, Germany	100%	100%	Holding company
Morgan Stanley Equity Investments (UK) Limited	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	100%	100%	Financial Services
Morgan Stanley Derivative Products (Netherlands) B.V.	Luna Arena, Herikerbergweg 238, 1101 CM, Amsterdam , Netherlands	100%	100%	Financial Services
Morgan Stanley Longcross Limited	20 Bank Street, Canary Wharf, London , E14 4AD , UNITED KINGDOM	100%	100%	Holding company
Morgan Stanley Derivative Products Spain S.L.	Serrano 55, 28006, Madrid, Spain	100%	100%	Financial Services
Morgan Stanley Equity Investments Unlimited Company	Custom House, Plaza Block 6, , International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Langton Limited	20 Bank Street, Canary Wharf, London , E14 4AD , UNITED KINGDOM	100%	100%	Holding company
Morgan Stanley Equity Finance (Malta) Limited	SmartCity Malta, SCM 01 TMF Group (Malta) 401, Ricasoli, Kalkara SCM 1001, Malta	100%	100%	Financial Services
Drake II Investments Limited	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	100%	100%	Financial Services
Morgan Stanley Grund S.a.r.L	46A, Avenue J.F. Kennedy, L-1855, Luxembourg	100%	100%	Financial Services
Morgan Stanley Corporate Holdings Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Heythorp Investments Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Equity Holding (Netherlands) B.V.	Luna Arena, Herikerbergweg 238, 1101 CM, Amsterdam, Netherlands	100%	100%	Financial Services
Morstan Nominees Limited	25 Cabot Square, Canary Wharf, London, E14 4QA, United Kingdom	100%	100%	Nominee company
Global Equity High Yield Fund B.V.	Coolsingel 63, 7th Floor (Right), 3012 AB, Rotterdam, Netherlands[4]	100%	100%	Financial Services
Morgan Stanley Client Securities Nominees Limited	25 Cabot Square, Canary Wharf, London, E14 4QA, United Kingdom	100%	100%	Nominee company
Morgan Stanley Euro Financing Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company

(1)   The proportion of voting rights held by the Group is the same as the proportion of shares held by the Group unless otherwise stated.
(2)   All shares held in each Company are ordinary shares.
(3)   During 2023, Morgan Stanley Humboldt Investments Limited was dissolved.
(4)   The address of Global Equity High Yield Fund B.V has changed to De Lairessestraat 145, 1075 HJ Amsterdam, Netherlands effective from 1 January 2024.